UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2024

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-41048	86-2581754
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

400 W. Morse Boulevard, Suite 220

Winter Park, FL 32789

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (321) 972-1583

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one redeemable warrant	IRRXU	N/A
Class A common stock, par value $0.0001	IRRX	N/A
Warrants	IRRXW	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement

Merger Agreement

On August 12, 2024, Integrated Rail and Resources Acquisition Corp., a Delaware corporation (“SPAC”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among (i) SPAC, (ii) Uinta Integrated Infrastructure Inc., a Delaware corporation (“Holdings”), (iii) Uinta Integrated Infrastructure Holdings, Inc., a Delaware corporation and wholly owned subsidiary of Holdings (“Lower Holdings”), (iv) RR Integration Merger Co., a Delaware corporation and wholly owned subsidiary of Holdings (“SPAC Merger Sub”), (v) RRG Merger LLC, a Delaware limited liability company and wholly owned subsidiary of Lower Holdings (“Company Merger Sub,” and together with SPAC Merger Sub, the “Merger Subs”); the Merger Subs, SPAC, Lower Holdings and Holdings are collectively referred to herein as the “SPAC Parties”), (vi) Tar Sands Holdings II, LLC, a Utah limited liability company (the “Company”), and (vii) Endeavor Capital Group, LLC (the “Company Member Representative”) (each entity named in (i) through (vii) above, a “Party,” and collectively, the “Parties”). Pursuant to the Merger Agreement, subject to the satisfaction or waiver of certain conditions set forth therein, (1) SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity and a wholly owned subsidiary of Holdings (the “SPAC Merger”) and with the security holders of SPAC receiving substantially equivalent securities of Holdings and (2) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and a wholly owned subsidiary of Lower Holdings (the “Company Merger,” and together with the SPAC Merger, the “Mergers”) and with the members of the Company receiving cash (the transactions contemplated by the Merger Agreement, including, but not limited to the Mergers, the “Business Combination”). The board of directors of SPAC (the “SPAC Board”) unanimously approved the Merger Agreement and the Mergers and resolved to recommend the approval and adoption of the Merger Agreement and the Business Combination by the stockholders of SPAC. The Business Combination is expected to be consummated after obtaining the required approvals by the stockholders of SPAC and the Requisite Members (as defined in the Merger Agreement) of the Company and the satisfaction of certain other customary closing conditions.

Merger Consideration / Treatment of Securities

Effect of Company Merger on Issued and Outstanding Company Membership Interests and Limited Liability Company Interests of Company Merger. At the Effective Time (as defined in the Merger Agreement), by virtue of the Company Merger, and without any action on the part of any Party or any action on the part of the holders of securities of any Party, among other things:

(i)

Each issued and outstanding Company Membership Interest (as defined in the Merger Agreement) (other than the Rollover Interests (as defined in the Merger Agreement)) shall be converted automatically into, and thereafter represent, the right to receive, and the holder of such Company Membership Interest shall be entitled to receive the Company Merger Consideration (as defined in the Merger Agreement).

(ii)

All of the limited liability company interests of Company Merger Sub that are issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and become one Surviving Company Unit (as defined in the Merger Agreement).

Effect of SPAC Merger on Issued and Outstanding Securities of SPAC and SPAC Merger Sub. By virtue of the SPAC Merger and without any action on the part of any Party or any action on the part of the holders of securities of any Party:

(i)

Immediately prior to the Effective Time, every issued and outstanding unit of SPAC (“SPAC Unit”) (each SPAC Unit consisting of one share of Class A common stock of SPAC, par value $0.0001 per share (“SPAC Class A Common Stock”) and one-half of one whole warrant entitling the holder to purchase one share of SPAC Class A Common Stock for $11.50 per share (each such whole warrant, a “SPAC Public Warrant”)), shall be automatically separated and the holder thereof shall be deemed to hold one share of SPAC Class A Common Stock and one-half of one SPAC Public Warrant in accordance with the terms of the applicable SPAC Unit.

(ii)

Each share of SPAC Class A Common Stock and Class B common stock of SPAC, par value $0.0001 per share (together with SPAC Class A Common Stock, “SPAC Common Stock”) issued and outstanding as of the Effective Time shall, at the Effective Time, be converted automatically into and thereafter represent the right to receive one share of Class A common stock of Holdings, par value $0.0001 per share (“Holdings Class A Common Stock”), following which all shares of SPAC Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of shares of SPAC Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided by the Merger Agreement.

(iii)

At the Effective Time, each issued and outstanding SPAC Public Warrant shall be converted into one warrant, entitling the holder to purchase one share of Holdings Class A Common Stock for $11.50 per share (“Holdings Public Warrant”), of like tenor. The SPAC Public Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Holdings Public Warrants shall have, and be subject to, substantially the same terms and conditions applicable to the SPAC Public Warrants, except as set forth in the Merger Agreement. At or prior to the Effective Time, the Parties shall take all corporate action necessary to reserve for future issuance and shall maintain such reservation for so long as any of the Holdings Public Warrants remain outstanding, a sufficient number of shares of Holdings Class A Common Stock for delivery upon the exercise of such Holdings Public Warrants.

(iv)

At the Effective Time, if there are any shares of capital stock of SPAC that are owned by SPAC as treasury shares, such shares shall be canceled and extinguished without any conversion thereof or consideration therefor.

(v)

At the Effective Time, each share of common stock of SPAC Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of SPAC as the surviving corporation after the SPAC Merger (the “SPAC Surviving Subsidiary”), with the same rights, powers and privileges as the shares so converted, and such shares shall constitute the only outstanding shares of capital stock of SPAC Surviving Subsidiary.

Effect of Mergers on Issued and Outstanding Securities of Holdings. At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or any action on the part of the holders of securities of any Party, all of the shares of Holdings issued and outstanding immediately prior to the Effective Time (other than the Company Common Stock Consideration and the Company Convertible Preferred Stock Consideration (as each are defined in the Merger Agreement)) shall be canceled and extinguished without any conversion thereof or consideration therefor.

Representations and Warranties; Covenants

The Merger Agreement contains representations, warranties and covenants of the Parties that are customary for transactions of this nature. The representations and warranties of the Parties will not survive the closing of the Mergers (the “Closing”). The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the Parties and are subject to important qualifications and limitations agreed to by the Parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly, and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the Parties rather than establishing matters as facts. The Company does not believe that these schedules contain information that is material to an investment decision. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates.

Conditions to Each Party’s Obligations

The Merger Agreement is subject to the satisfaction or waiver of certain customary closing conditions by the Parties thereto, including, among others:

(i)	if applicable, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

(ii)	the absence of any governmental order, statute, rule or regulation enjoining or prohibiting the consummation of the Transactions;

(iii)

the effectiveness of the Form S-4 registration statement to be filed with the Securities and Exchange Commission (the “SEC”) with respect to registration of the offer and sale of the shares of Holdings Common Stock and Holdings Public Warrants to be issued in connection with the Business Combination;

(iv)	the approval by the stockholders of SPAC of certain proposals relating to the Merger Agreement and the Business Combination (the “SPAC Stockholder Approval”);

(v)	the execution of the Shell Commitment Agreement (as defined in the Merger Agreement) by the parties thereto;

(vi)	the Available Closing Date Cash (as defined in the Meger Agreement) being not less than $44,000,000;

(vii)

solely with respect to the Company, among others conditions: (a) certain representation and warranties of the Company being true and correct in all material respects, to applicable standards; (b) each of the agreements and covenants of the Company having been performed or complied with in all material respects; (c) the delivery by the Company to SPAC of a closing certificate; (d) irrevocable written consents of the Company Manager (as defined in the Merger Agreement) and the Requisite Members, in favor of the approval and adoption of the Merger Agreement and the Mergers and the other transactions contemplated by the Merger Agreement (the “Written Consent”); and (e) the execution and delivery of certain Ancillary Agreements (as defined in the Merger Agreement); and

(viii)

solely with respect to SPAC, among others conditions: (a) certain representation and warranties of SPAC being true and correct in all material respects, to applicable standards; (b) each of the agreements and covenants of SPAC having been performed or complied with in all material respects; (c) the delivery by SPAC to the Company of a closing certificate; (d) the execution and delivery of certain Ancillary Agreements (as defined in the Merger Agreement); (e) receipt of approval for listing on the NYSE, NASDAQ, or NYSE American of Holdings Class A Common Stock and Holdings Public Warrants; and (f) the resignation or removal of the officers and directors of SPAC.

Termination

The Merger Agreement may be terminated at any time prior to the Closing,

(i)	by mutual written consent of the Company and SPAC;

(ii)

by either the Company or SPAC if the Effective Time shall not have occurred prior to December 31, 2024, provided that the Party seeking termination, either directly or indirectly through its Affiliates, is not in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a closing condition;

(iii)

by either the Company or SPAC if any Governmental Authority (as defined in the Merger Agreement) shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) that has become final and non-appealable and has the effect of making consummation of the Business Combination, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the Business Combination;

(iv)	by SPAC if the Company shall have failed to deliver the PCAOB Financials (as defined in the Merger Agreement) to SPAC with sixty days after the date of the Merger Agreement;

(v)

subject to certain conditions and limitations set forth in the Merger Agreement, by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Company and its subsidiaries (the “Group Companies”) set forth in the Merger Agreement, or if any representation or warranty of the Group Companies shall have become untrue;

(vi)

subject to certain conditions and limitations set forth in the Merger Agreement, by the Company upon a breach of any representation, warranty, covenant or agreement on the part of the SPAC Parties set forth in the Merger Agreement, or if any representation or warranty of the SPAC Parties shall have become untrue; or

(vii)	by written notice from either the Company or SPAC to the other if either the Written Consent or the SPAC Stockholder Approval is not obtained.

If the Merger Agreement is validly terminated, no party thereto will have any liability or any further obligation to any other party under the Merger Agreement, with certain limited exceptions, including liability for any intentional and willful breach of the Merger Agreement.

Ancillary Agreements

Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, (i) the Sponsor entered into a support agreement with the other parties thereto (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor and certain other parties thereto agreed to vote their respective shares in favor of the Business Combination and to otherwise be bound by its respective obligations under the Merger Agreement, and (ii) certain holders of Company Membership Interests entered into a support agreement (the “Company Support Agreement”), pursuant to which, among other things, such holders agreed not to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the recommendation of the Company Manager in favor of the Business Combination and to otherwise be bound by its respective obligations under the Merger Agreement.

Registration Rights Agreement

In connection with the Closing, Holdings, Sponsor, and certain Company equityholders will enter into a registration rights agreement in a form reasonably satisfactory to the Parties, pursuant to which, among other things, Holdings will agree to provide certain Company equityholders with certain rights relating to the registration for resale of the Holdings securities that they will receive in connection with the Mergers.

Warrant Amendment

In connection with the SPAC Merger, Holdings, SPAC, and the transfer agent for the SPAC Public Warrants will enter into an amendment to the agreement governing such warrants (the “Warrant Amendment”) in a form reasonably satisfactory to the Parties, which will govern the terms and conditions of the Holdings Public Warrants.

The foregoing descriptions of agreements and the transactions and documents contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the Merger Agreement, Sponsor Support Agreement and Company Support Agreement, copies of which are filed with this Current Report as Exhibits 2.1, 10.1 and 10.2, respectively, and the terms of which are incorporated by reference herein.

Additional Information about the Business Combination and Where to Find It

This document relates to a proposed transaction between SPAC, the Company and the other parties to the Merger Agreement. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The Parties intend to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a proxy statement of SPAC and a prospectus for Holdings’ securities, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all SPAC stockholders. The Parties will file other documents relating to the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Stockholders will also be able to obtain copies of the preliminary proxy statements, the definitive proxy statements and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to SPAC at 400 W. Morse Boulevard, Suite 220, Winter Park, Florida 32789, Attention: Mark Michel, Chief Executive Officer, (347) 627-0058.

Participants in the Solicitation

The Company and SPAC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC stockholders in connection with the proposed transaction. A list of the names of the directors and executive officers of SPAC and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

Forward-Looking Statements

The information in this current report on Form 8-K includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between the Company and SPAC. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts regarding the Company’s business, net proceeds from the proposed transaction, potential benefits of the proposed transaction and the potential success of the Company’s market and growth strategies, and expectations related to the terms and timing of the proposed transaction. These statements are based on various assumptions and on the current expectations of SPAC and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SPAC and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the risk that the proposed transaction may not be completed by SPAC ‘s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SPAC; (iii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the approval of the proposed transaction by the stockholders of SPAC and the receipt of certain governmental and regulatory approvals; (iv) the failure to realize the anticipated benefits of the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on the Company’s business relationships, performance, and business generally; (vi) the outcome of any legal proceedings that may be instituted against SPAC or the Company related to the business combination agreement or the proposed transaction; (vii) the ability to address the market opportunity for the Company’s products and services; (viii) the risk that the proposed transaction may not generate the expected net proceeds for the combined company; (ix) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (x) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (xi) the risk of downturns, new entrants and a changing regulatory landscape in the highly competitive industry in which the Company operates; and (xii) those factors discussed in SPAC’s filings with the SEC under the headings “Risk Factors,” and other documents of SPAC filed, or to be filed, with the SEC. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SPAC nor the Company presently know or that SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SPAC’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this report. While SPAC and the Company may elect to update these forward-looking statements at some point in the future, each specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing SPAC’s and the Company’s assessments as of any date subsequent to the date of this press report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is attached to this Current Report on Form 8-K:

Exhibit No.	Exhibit Title or Description

2.1	Agreement and Plan of Merger, dated as of August 12, 2024

10.1	Sponsor Support Agreement

10.2	Company Support Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

Dated: August 16, 2024	By:	/s/ Mark A. Michel
	Name:	Mark A. Michel
	Title:	Chief Executive Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.,

UINTA INTEGRATED INFRASTRUCTURE HOLDINGS INC.,

UINTA INTEGRATED INFRASTRUCTURE INC.,

RR INTEGRATION MERGER CO,

RRG MERGER LLC,

AND

TAR SANDS HOLDINGS II, LLC

Dated as of August 12, 2024

3.12	Contracts; No Defaults	29
3.13	Employee Matters and Company Benefit Plans	31
3.14	Independent Contractor Matters	31
3.15	Taxes	31
3.16	Brokers	33
3.17	Insurance	33
3.18	Real Property; Easements	33
3.19	Environmental Matters	34
3.20	Absence of Changes	34
3.21	Affiliate Agreements	34
3.22	Permits	35
3.23	Bank Accounts; Powers of Attorney	35
3.24	Privacy; Data Security	35
3.25	Exchange Act	35
3.26	NO OTHER REPRESENTATIONS OR WARRANTIES	35

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SPAC, HOLDINGS AND MERGER SUBS		36

4.01	Corporate Organization	36
4.02	Due Authorization	37
4.03	No Conflict	37
4.04	Litigation and Proceedings	37
4.05	Governmental Authorities; Consents	37
4.06	Trust Account	37
4.07	Brokers	38
4.08	SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities	38
4.09	Business Activities	39
4.10	Taxes	40
4.11	Capitalization	42
4.12	Listing	44
4.13	Fairness Opinion	44
4.14	Board Approval	44
4.15	Investment Company; Emerging Growth Company	45
4.16	No Outside Reliance	45

ARTICLE V COVENANTS OF THE COMPANY		45

5.01	Conduct of Business	45
5.02	Inspection	48
5.03	No SPAC Common Stock Transactions	48
5.04	No Claim Against the Trust Account	49
5.05	Proxy Solicitation; Other Actions	49

ARTICLE VI COVENANTS OF SPAC, HOLDINGS AND MERGER SUBS		50

6.01	Indemnification and Insurance	50
6.02	Conduct of SPAC and Holdings During the Interim Period	51
6.03	Trust Account	52
6.04	Inspection	52
6.05	SPAC and Holdings National Exchange Listing	53
6.06	SPAC Public Filings	53
6.07	Amended & Restated Certificate of Incorporation and Amended & Restated Holdings Bylaws	53
6.08	Company Member Redemption	53

ARTICLE VII JOINT COVENANTS		53

7.01	Support of Transaction	53
7.02	Preparation of Form S-4 & Proxy Statement; Special Meeting	54
7.03	Change in Recommendation	55
7.04	Exclusivity	56
7.05	Tax Matters	57
7.06	Publicity	58
7.07	Post-Closing Cooperation; Further Assurances	59
7.08	Public Announcements	59
7.09	Stock Incentive Plan	59
7.10	Financing	59
7.11	HSR Act and Regulatory Approvals	60

ARTICLE VIII CONDITIONS TO OBLIGATIONS		61

8.01	Conditions to Obligations of All Parties	61
8.02	Additional Conditions to Obligations of the SPAC	62
8.03	Additional Conditions to the Obligations of the Company	63

ARTICLE IX TERMINATION/EFFECTIVENESS		64

9.01	Termination	64
9.02	Effect of Termination	65

ARTICLE X MISCELLANEOUS		65

10.01	Waiver	65
10.02	Notices	65
10.03	Assignment	66
10.04	Rights of Third Parties	66
10.05	Expenses	66

10.06	Governing Law	66
10.07	Captions; Counterparts	67
10.08	Schedules and Exhibits	67
10.09	Entire Agreement	68
10.10	Amendments	68
10.11	Severability	68
10.12	WAIVER OF TRIAL BY JURY	68
10.13	Enforcement	69
10.14	Non-Recourse	69
10.15	Non-survival of Representations, Warranties and Covenants	69
10.16	Acknowledgements	69

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 12, 2024, is entered into by and among (i) Integrated Rail and Resources Acquisition Corp., a Delaware corporation (“SPAC”), (ii) Uinta Integrated Infrastructure Inc., a Delaware corporation (“Holdings”), (iii) Unita Integrated Infrastructure Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings (“Lower Holdings”), (iv) RR Integration Merger Co., a Delaware corporation and a wholly-owned subsidiary of Holdings (“SPAC Merger Sub”), (v) RRG Merger LLC, a Delaware limited liability company and a wholly-owned subsidiary of Lower Holdings (“Company Merger Sub”; Company Merger Sub and SPAC Merger Sub are together referred to herein as the “Merger Subs”; the Merger Subs, SPAC, Lower Holdings and Holdings are collectively referred to herein as the “SPAC Parties”), (vi) Tar Sands Holdings II, LLC, a Utah limited liability company (the “Company”), and (vii) Endeavor Capital Group, LLC (the “Company Member Representative”). Each of SPAC, Lower Holdings, Holdings, SPAC Merger Sub, Company Merger Sub, the Company and the Company Member Representative, is sometimes referred to herein individually as a “Party,” and they are collectively referred to herein as the “Parties”. Except as otherwise indicated, capitalized terms used but not defined herein shall have the meanings set forth in Article I of this Agreement.

RECITALS

WHEREAS, SPAC is a special purpose acquisition company incorporated to acquire one or more operating businesses through a Business Combination (as defined below);

WHEREAS, Holdings is a newly incorporated Delaware corporation and has been formed for the sole purpose of effecting the Business Combination;

WHEREAS, Lower Holdings is a newly incorporated Delaware corporation that is owned 100% by Holdings, and has been formed for the sole purpose of effectuating the Business Combination;

WHEREAS, SPAC Merger Sub is a newly incorporated Delaware corporation that is owned 100% by Holdings, and has been formed for the sole purpose of effecting the SPAC Merger (as defined below);

WHEREAS, Company Merger Sub is a newly formed Delaware limited liability company that is owned 100% by Lower Holdings, and has been formed for the sole purpose of effecting the Company Merger (as defined below);

WHEREAS, immediately prior to the Closing and pursuant to the Rollover Agreement, the Company Members will contribute the Rollover Interests to Holdings in exchange for the Company Common Stock Consideration or, as applicable, the Company Member Redemption Consideration (the “Rollover”);

WHEREAS, upon the terms and subject to the conditions set forth herein, the Parties desire and intend to effect a Business Combination pursuant to which (i) SPAC Merger Sub will merge with and into SPAC, with SPAC continuing as the surviving entity (the “SPAC Merger”), and with the security holders of SPAC receiving substantially equivalent securities of Holdings, and (ii) Company Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Company Merger”; the Company Merger and the SPAC Merger are together referred to herein as the “Mergers”), and with the members of the Company receiving cash;

WHEREAS, in connection with the Company Merger, the Company Operating Agreement shall be amended and restated in entirety in accordance with an Amended and Restated Company Operating Agreement, in form reasonably satisfactory to the Parties (the “Amended & Restated Company Operating Agreement”);

WHEREAS, as a result of the SPAC Merger, SPAC will become a wholly-owned subsidiary of Holdings, and subject to Closing and satisfaction of listing requirements, Holdings will become a publicly traded company listed on a National Exchange;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor has entered into that certain Sponsor Support Agreement, pursuant to which, among other things the Sponsor has agreed to be bound by its respective obligations under this Agreement (the “Sponsor Support Agreement”);

WHEREAS, concurrently with the execution and delivery of this Agreement, certain Company Members (as defined herein) have entered into that certain Company Support Agreement, pursuant to which, among other things, such holders have agreed to be bound by their respective obligations under this Agreement (the “Company Support Agreement”);

WHEREAS, in connection with the SPAC Merger, Holdings, SPAC, and the Warrant Agent will enter into an amendment to the SPAC Warrant Agreement, in form reasonably satisfactory to the Parties (the “Warrant Amendment”), which will govern the terms and conditions of the Holdings Warrants;

WHEREAS, in connection with the Closing, Holdings, Sponsor and certain equityholders of the Company will enter into a registration rights agreement in form reasonably satisfactory to the Parties (the “Registration Rights Agreement”);

WHEREAS, the respective boards of directors, executive committees or similar governing bodies of each of the Parties have approved and declared advisable, and have deemed to be in the best interests of each Party and its respective security holders, the Transactions, upon the terms and subject to the conditions of this Agreement, and in accordance with, as applicable, the Delaware General Corporation Law (the “DGCL”), the Utah Revised Uniform Limited Liability Company Act (the “ULLCA), and the Delaware Limited Liability Company Act (the “DLLCA”);

WHEREAS, on the date hereof, all of the holders of Company Membership Interests have approved this Agreement and the Transactions (including the Company Merger);

WHEREAS, in furtherance of the Transactions, and in conjunction with, inter alia, obtaining the approval of the SPAC Stockholders for the Mergers, SPAC shall provide an opportunity to its stockholders to have their SPAC Common Stock redeemed for consideration pursuant to the terms and subject to the conditions and limitations set forth in this Agreement, the SPAC Organizational Documents, the Trust Agreement, and the Proxy Statement/Prospectus (the “Offer”);

WHEREAS, prior to the Closing, SPAC (or one of its Affiliates) and Shell Trading US Company shall have entered into the feedstock and offtake agreement and any other agreements necessary or desirable to effectuate the transactions contemplated thereby (collectively, the “Shell Commitment Agreement”); and

WHEREAS, each of the Parties intends that, for U.S. federal income Tax purposes, (a) if the Company Member Redemption does not occur, (i) the SPAC Merger and the Rollover, together, qualify as an integrated transaction described in Section 351 of the Code, with the Company Members recognizing no gain or loss with respect to their receipt of the Company Common Stock Consideration from Holdings pursuant to Section 351(a) of the Code and (ii) the Company Merger be a sale by the Company Members of partnership interests in the Company to Lower Holdings in exchange for the cash consideration under this Agreement in a separate transaction governed by Sections 741 and 751 of the Code, and (b) if the Company Member Redemption does occur, (i) the SPAC Merger qualify as a transaction described in Section 351 of the Code and (ii) the Company Merger be a sale by the Company Members of partnership interests in the Company to Lower Holdings in exchange for the Company Merger Cash Consideration, and the Company Member Redemption be a sale by the Company Members of partnership interests in the Company to Holdings in exchange for the Company Member Redemption Consideration, in transactions governed by Sections 741 and 751 of the Code (the “Intended Tax Treatment”).

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated into this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.01 Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Transaction” has the meaning specified in Section 7.04(a).

“Action” means any claim, action, suit, assessment, charge, complaint, inquiry, investigation, examination, hearing, petition, suit, mediation, arbitration or proceeding, in each case that is by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.

“Agreement” has the meaning specified in the preamble hereto.

“Amended & Restated Company Operating Agreement” has the meaning specified in the Recitals hereto.

“Amended & Restated Holdings Bylaws” has the meaning specified in Section 2.05(b).

“Amended & Restated Holdings Certificate of Incorporation” has the meaning specified in Section 2.05(b).

“Ancillary Agreements” means the Company Support Agreement, the Registration Rights Agreement, the Sponsor Support Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Holdings, SPAC Merger Sub, Company Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Anti-Corruption Laws” means any applicable Laws relating to anti-bribery or anti-corruption (governmental or commercial), including Laws that prohibit the corrupt payment, offer, promise, or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any representative of a foreign Governmental Authority or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010, and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

“Available Closing Date Cash” means, as of immediately prior to the Closing, an aggregate amount equal to the result of (without duplication) (i) the cash to be released from the Trust Account net of any redemptions of SPAC Common Stock by any Redeeming SPAC Stockholders (the “Trust Cash”), plus (ii) the net proceeds raised by Company, SPAC and/or Holdings in any Financing, including, for the avoidance of doubt, any Financing obtained on or prior to the Closing Date, plus (iii) an amount of cash sufficient to operate the Surviving Company for twelve (12) months post-Closing.

“Business Combination” has the meaning ascribed to such term in the SPAC Certificate of Incorporation.

“Business Combination Proposal” has the meaning specified in Section 7.04(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, are authorized or required by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), any current federal, state or local Laws or guidance relating to the COVID-19 pandemic and any similar or successor legislation, including any presidential memoranda or executive orders, relating to the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and including the Memorandum for the Secretary of the Treasury signed on August 8, 2020, Notice 2020-65, Notice 2021-11 and the Consolidated Appropriations Act, 2021.

“Claim” has the meaning specified in Section 5.04.

“Closing” has the meaning specified in Section 2.12.

“Closing Company Indebtedness” means, as of the Reference Time, the aggregate amount of all Indebtedness of the Group Companies.

“Closing Date” has the meaning specified in Section 2.12.

“Closing Press Release” has the meaning specified in Section 7.08.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning specified in the preamble hereto.

“Company Certificate of Merger” has the meaning specified in Section 2.03.

“Company Common Stock Consideration” means 800,000 shares of Holdings Class A Common Stock at a value of $10 per share issued to the Company Members pursuant to the Rollover Agreement.

“Company Common Stock Consideration Amount” means $8,000,000.

“Company Disclosure Schedule” means the disclosure schedule delivered by the Company in connection with this Agreement.

“Company Manager” means Kevin S. Baugh.

“Company Material Adverse Effect” means any event, condition, occurrence, change or effect (collectively, “Effect”) that in the aggregate, and taken together with all other Effects, has had a material adverse effect upon the Group Companies, taken as a whole or actually prevents the ability of Company to consummate the Transactions, and in each case, only if such Effect would reasonably be expected to have long-term effects on the Group Companies; provided, however, solely with respect to the foregoing clause, none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (a) any changes in applicable Law or GAAP; (b) any Effect generally affecting the industries or markets in which the Group Companies operate; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, tariffs or trade wars, prices of any security or market index or commodity or any disruption of such markets) and stoppage or shutdown of any U.S. governmental activity (including any COVID-19 Measures) or any defaults by the U.S. government or delays or failure to act by any Governmental Authority; (d) any geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural or man-made disasters, weather conditions, epidemics, pandemics (including with respect to COVID-19) and other force majeure events (including any escalation or general worsening thereof); (e) any actions taken or not taken by the Group Companies as required by this Agreement or any Ancillary Agreement or which SPAC has approved, consented to or requested (or any action not taken as a result of SPAC’s failure to consent to any action requiring SPAC’s consent hereunder); (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of this Agreement or the Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Group Companies with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees or other third parties related thereto; (g) any event or circumstance of which SPAC had knowledge as of the date hereof; (h) any event or circumstance that, as of a given time of determination, no longer exists or the Company has cured; (i) any failure by the Group Companies to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position for any period, or any changes in credit rating of or with respect to the Group Companies, as applicable, or any of their Indebtedness or securities (provided that this clause (i) shall not prevent a determination that any Effect underlying such failure (other than an Effect listed in clauses (a) through (k)) has resulted in a Company Material Adverse Effect); (j) matters to the extent disclosed in the Company Disclosure Schedule; and (k) the effect of any COVID-19 Measure.

“Company Member” means a holder of Company Membership Interests.

“Company Member Redemption” has the meaning specified in Section 6.08.

“Company Member Redemption Consideration” means an amount of cash equal to the aggregate of the Company Common Stock Consideration Amount.

“Company Member Representative” means Endeavor Capital Group, LLC.

“Company Membership Interests” means the limited liability company interests of the Company represented by percentage interests as set forth in the Company Operating Agreement.

“Company Merger” has the meaning specified in the Recitals hereto.

“Company Merger Cash Consideration” means an amount of cash equal to (a) the Enterprise Value, minus the Company Common Stock Consideration Amount, minus (b) Closing Company Indebtedness.

“Company Merger Consideration” means the Company Merger Cash Consideration.

“Company Merger Sub” has the meaning specified in the preamble hereto.

“Company Operating Agreement” means the Amended and Restated Operating Agreement of Tar Sands Holdings II, LLC, dated November 15, 2021, as may be further amended from time to time.

“Company Representations” means the representations and warranties of the Company expressly and specifically set forth in Article III of this Agreement, as qualified by the Company Disclosure Schedule.

“Company Subsidiary” has the meaning specified in Section 3.06(c).

“Company Support Agreement” has the meaning specified in the Recitals hereto.

“Contracts” means any written legally binding contracts, agreements, subcontracts, leases, and purchase orders, including any contract with any Governmental Authority.

“Conversion Spreadsheet” has the meaning specified in Section 2.07(a).

“COVID-19 Measures” means (a) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, lock down, closure, sequester, safety or similar applicable Law, directive, guidelines or recommendations promulgated by any industry group or any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and the Families First Act, or any other reasonable response to COVID-19, and (b) the reversal or discontinuation of any of the foregoing.

“DGCL” has the meaning specified in the Recitals hereto.

“DLLCA” has the meaning specified in the Recitals hereto.

“D&O Indemnifiable Claim” has the meaning specified in Section 6.01(a).

“Easement” means any easement, servitude, right-of-way, surface use agreement or other similar non-possessory interest.

“Effective Date” means the effective date of the Form S-4.

“Effective Time” has the meaning specified in Section 2.03.

“Enforceability Exceptions” has the meaning specified in Section 3.03.

“Enterprise Value” means $20,000,000.

“Environmental Laws” means any and all applicable Laws relating to pollution or protection of the environment (including natural resources) or the use, handling, treatment, storage, emission, discharge, disposal or release of, or exposure to, Hazardous Materials, each as in effect on the date hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” has the meaning specified in Section 2.10(a).

“Financial Statements” has the meaning specified in Section 3.07.

“Financing” has the meaning specified in Section 7.10.

“Form S-4” means the registration statement on Form S-4 of Holdings with respect to registration of the offer and sale of the shares of Holdings Common Stock and Holdings Public Warrants to be issued in connection with the Transactions.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, non-governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.

“Hazardous Material” means any material, substance or waste that is listed, regulated, or otherwise defined as “hazardous,” “toxic,” or “radioactive,” or as a “pollutant” or “contaminant” (or words of similar intent or meaning) under applicable Environmental Laws as in effect as of the date hereof, including but not limited to petroleum, petroleum by-products, asbestos or asbestos-containing material, perfluorooctanoic acid, perfluorooctanesulfonic acid, polychlorinated biphenyls, flammable or explosive substances, or pesticides.

“Holdings” has the meaning specified in the preamble hereto.

“Holdings Class A Common Stock” means Holdings’ Class A Common Stock, par value $0.0001 per share, as described in the Amended & Restated Holdings Certificate of Incorporation.

“Holdings Common Stock” means collectively, Holdings Class A Common Stock.

“Holdings Organizational Documents” means collectively, the Amended & Restated Holdings Certificate of Incorporation and the Amended & Restated Holdings Bylaws.

“Holdings Private Warrant” means a whole warrant entitling the holder to purchase one (1) share of Holdings Class A Common Stock for $11.50 per share, and having, and being subject to, substantially the same terms and conditions as the SPAC Private Placement Warrants set forth in the SPAC Warrant Agreement and the SPAC Private Placement Warrants Purchase Agreement (except that they shall represent the right to acquire shares of Holdings Class A Common Stock in lieu of shares of SPAC Class A Common Stock).

“Holdings Public Warrant” means a whole warrant entitling the holder to purchase one (1) share of Holdings Class A Common Stock for $11.50 per share, and having, and being subject to, substantially the same terms and conditions as the SPAC Public Warrants set forth in the SPAC Warrant Agreement (except that they shall represent the right to acquire shares of Holdings Class A Common Stock in lieu of shares of SPAC Class A Common Stock).

“Holdings Warrants” means the Holdings Public Warrants and the Holdings Private Warrants.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means, with respect to any Person or group of Persons at any given time, without duplication, all liabilities and obligations (whether or not contingent) including in respect of the outstanding principal amount of and accrued and unpaid interest on, and other payment obligations for, (a) borrowed money, or payment obligations issued or incurred in substitution or exchange for payment obligations for borrowed money, (b) with respect to the Group Companies, accounts payable to trade creditors and accrued expenses as specified on Schedule 1.01(a), (c) amounts owing as deferred purchase price for property or services, including “earnout” payments valued at the maximum amount thereof, (d) payment obligations evidenced by any promissory note, bond, debenture, mortgage or other debt instrument or debt security, (e) contingent reimbursement obligations with respect to letters of credit, bankers’ acceptance or similar facilities (in each case to the extent drawn), (f) hedging arrangements, interest rate, currency or other swaps, derivative instruments or similar Contracts, in each case, assuming such Contracts were terminated as of immediately prior to such time, (g) payment obligations of a third party secured by (or for which the holder of such payment obligations has an existing right, contingent or otherwise, to be secured by) any Lien, other than a Permitted Lien, on assets or properties of such Person, whether or not the obligations secured thereby have been assumed or refinanced, (h) obligations under leases required to be recorded as capitalized leases in accordance with GAAP, (i) guarantees, make-whole agreements, hold harmless agreements or other similar arrangements with respect to any amounts of a type described in clauses (a) through (i) above, and (j) with respect to each of the foregoing, any unpaid interest, breakage costs, prepayment or redemption penalties or premiums, or other unpaid fees or obligations; provided, however, that, with respect to any Group Company, Indebtedness shall not include any Indebtedness of the SPAC or any Taxes.

“Intellectual Property” means all intellectual property rights, wherever created or arising, or protected under applicable Law, including all: (i) patents and patent applications (including continuations, divisionals, continuations-in-part or reissues of patent applications and patents issuing thereon), (ii) trademarks, service marks, Internet domain names, corporate names and trade names, and other similar identifiers of source or goodwill (together with the goodwill associated with any of the foregoing), and registrations and applications therefor, (iii) rights in works of authorship, including all copyrights (including copyrights in Software), and registrations and applications therefor, and moral rights, design rights and database rights therein and thereto, (iv) confidential or proprietary information, including Trade Secrets and know-how (collectively, “Trade Secrets”), and (v) claims and rights to recover for past, present and future infringement, misappropriation, violation or breach of any of the foregoing.

“Intended Tax Treatment” has the meaning specified in the Recitals hereto.

“Interim Period” has the meaning specified in Section 5.01.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the U.S. Internal Revenue Service.

“Law” means any federal, state, or local statute, law, ordinance, rule, regulation, order, writ, injunction, judgment, Governmental Order, or other requirement issued, enforced, entered or promulgated by, in each case, of any Governmental Authority, including the SEC, and applicable to or legally binding on the Parties, as applicable.

“Letter of Transmittal” means the letter of transmittal as mutually agreed to by each of the Exchange Agent, SPAC and the Company (which shall specify that the issuance of the applicable portion of the Exchange Fund shall be effected, and risk of loss and title shall pass, only upon proper delivery of such letter of transmittal and the SPAC Certificates (or a Lost Certificate Affidavit), if applicable, to the Exchange Agent).

“Liability” means any debt, liability, obligation, guaranty, loss, damage, claim, demand, action, cause of action, cost, deficiency, penalty or expense, in each case, whether based in contract, tort, equity or otherwise, and whether direct or indirect, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, encumbrance, security interest, charge, easement, equitable interest, option, right of first offer or refusal, adverse claim or other restriction on the use, voting, transfer, receipt of income or other exercise, possession, transfer, or any other attribution of ownership, or other lien of any kind.

“Lower Holdings” has the meaning specified in the preamble hereto.

“Lower Holdings Organizational Documents” means collectively, the Lower Holdings Certificate of Incorporation and the Lower Holdings Bylaws.

“Material Permits” has the meaning specified in Section 3.22.

“Merger Subs” has the meaning specified in the preamble hereto.

“Mergers” has the meaning specified in the Recitals hereto.

“NASDAQ” means the National Association of Securities Dealers Automated Quotations.

“National Exchange” means NYSE, NASDAQ, or NYSE American.

“NYSE” means the New York Stock Exchange.

“Offer” has the meaning specified in the Recitals hereto.

“Order” means any decree, ruling, order, judgment, writ, award, injunction, stipulation, or consent of or by, or settlement agreement with, a Governmental Authority.

“OTC” means the Over-The-Counter marketplace where broker/dealers trade registers securities.

“OTCQX” means the top tier of the three OTC marketplaces for the trading of securities.

“Outstanding Company Expenses” has the meaning specified in Section 2.14.

“Outstanding SPAC Expenses” has the meaning specified in Section 2.14.

“Outstanding Transaction Expenses” has the meaning specified in Section 2.14.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by, or under obligation of assignment to, the Company or any of its Subsidiaries.

“Party” has the meaning specified in the preamble hereto.

“PCAOB Financials” has the meaning specified in Section 5.05(a).

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents or approvals issued by or obtained from a Governmental Authority.

“Permitted Liens” means (i) statutory or common law Liens of mechanics, materialmen, warehousemen, landlords, carriers, repairmen, construction contractors and other similar Liens that arise in the ordinary and usual course of business, that relate to amounts not yet delinquent or that are being contested in good faith through appropriate Actions, in each case only to the extent appropriate reserves have been established in accordance with GAAP, (ii) Liens arising under original purchase price conditional sales Contracts, equipment leases, or trade payables with third parties entered into in the ordinary and usual course of business, (iii) Liens for Taxes (A) not yet delinquent or (B) which are being contested in good faith through appropriate Actions and for which appropriate reserves have been established in accordance with GAAP, (iv) Liens, encumbrances and restrictions on real property (including Easements, covenants, rights of way and similar restrictions of record) that (A) (x) are matters of record or (y) would be disclosed by a current, accurate survey or physical inspection of such real property, and (B) do not interfere with the present uses or occupancy of or access to, or otherwise diminish the value of, such real property, (v) Liens that (A) were not incurred in connection with Indebtedness or (B) are not material to the Group Companies, taken individually or as a whole, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary and usual course of business, and (vii) Liens in connection with Closing Company Indebtedness.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, governmental agency or instrumentality or other entity of any kind.

“Personal Information” means all information regarding or capable of being associated with an identifiable individual Person, including (a) information that identifies, could be used to identify or is otherwise identifiable with an individual or a device, including name, physical address, telephone number, email address, financial information, financial account number or government-issued identifier (including Social Security number, driver’s license number, passport number), medical, health, or insurance information, gender, date of birth, educational or employment information, and any other data used or intended to be used to identify, contact or precisely locate an individual (e.g., geolocation data), (b) information or data bearing on an individual Person’s credit standing (c) any data regarding an individual’s activities online or on a mobile device or other application (e.g., searches conducted, web pages or content visited or viewed), and (d) Internet Protocol addresses, device identifiers or other persistent identifiers.

“Privacy Laws” means all applicable Laws governing the receipt, collection, compilation, use, analysis, retention, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure or transfer of Personal Information or User Data, including, without limitation, the EU General Data Protection Regulation (GDPR), the Federal Trade Commission Act, the Privacy Act of 1974, the FCRA and its state law equivalents, each as amended from time to time, and all applicable Laws governing data breach notification.

“Proposals” has the meaning specified in Section 7.02(e).

“Proxy Statement/Prospectus” means the proxy statement/prospectus included in the Form S-4, including the proxy statement relating to the Transactions contemplated by this Agreement, which shall constitute a proxy statement of SPAC to be used for the Special Meeting (and which shall also provide the SPAC Stockholders with the opportunity to redeem their shares of SPAC Common Stock in conjunction with a stockholder vote on the Transactions), and a prospectus of Holdings relating to the registration of the offer and sale of the shares of Holdings Common Stock and Holdings Public Warrants to be issued in connection with the Transactions, in all cases in accordance with and as required by the SPAC Organizational Documents, applicable Law, and the rules and regulations of the applicable National Exchange.

“Redeeming SPAC Stockholder” means a SPAC Stockholder who demands that SPAC convert its SPAC Common Stock into cash in connection with the Transactions contemplated hereby and in accordance with the SPAC Organizational Documents.

“Redemption Rights” means the redemption rights provided for in Section 9.2 of the SPAC Certificate of Incorporation.

“Reference Time” means 7:00 p.m. Eastern Time on the date, which is three (3) Business Days prior to the Closing Date.

“Registered” means registrations, recordations, filings, renewals, and applications for any of the foregoing with, granted by or pending before, a Governmental Authority or Internet domain name registrar.

“Registration Rights Agreement” has the meaning specified in the Recitals hereto.

“Regulation S-X” means Regulation S-X, promulgated under the Exchange Act.

“Representative” means, as to any Person, any of the officers, directors, managers, employees, counsel, accountants, financial advisors, lenders, debt financing sources and consultants of such Person.

“Rollover Agreement” means that certain contribution and exchange agreement to be entered into by and between the Company Members and Holdings on or prior to the Closing, in form and substance reasonably satisfactory to the Parties.

“Rollover Interests” means Company Membership Interests with a value equal to the Company Common Stock Consideration Amount.

“SEC” means the United States Securities and Exchange Commission.

“SEC Reports” has the meaning specified in Section 4.08(a).

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Software” means any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (d) all documentation including user manuals and other training documentation relating to any of the foregoing.

“SPAC” has the meaning specified in the preamble hereto.

“SPAC Board” means the board of directors of SPAC.

“SPAC Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of SPAC dated November 11, 2021, as amended by that First Amendment to the Amended and Restated Certificate of Incorporation of SPAC dated February 9, 2023, and that Second Amendment to the Amended and Restated Certificate of Incorporation of SPAC dated August 8, 2023, as further amended, supplemented or otherwise modified from time to time.

“SPAC Certificate of Merger” has the meaning specified in Section 2.03.

“SPAC Certificates” has the meaning specified in Section 2.10(a).

“SPAC Class A Common Stock” means SPAC’s Class A Common Stock, par value $0.0001 per share, as described in the SPAC Certificate of Incorporation.

“SPAC Class B Common Stock” means SPAC’s Class B Common Stock, par value $0.0001 per share, as described in the SPAC Certificate of Incorporation.

“SPAC Common Stock” means the SPAC Class A Common Stock and SPAC Class B Common Stock of the SPAC.

“SPAC Disclosure Schedule” means the disclosure schedule delivered by SPAC in connection with this Agreement.

“SPAC Material Adverse Effect” means any Effect that, individually or in the aggregate, and taken together with all other Effects, has had or would reasonably be expected to have a material adverse effect upon the businesses, assets, financial condition or results of operations of SPAC; provided, however, solely with respect to the foregoing clause, none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be an SPAC Material Adverse Effect: (a) any changes in applicable Law or GAAP (after the date hereof); (b) any Effect generally affecting the industries or markets in which SPAC operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, tariffs or trade wars, prices of any security or market index or commodity or any disruption of such markets) and stoppage or shutdown of any U.S. governmental activity (including any COVID-19 Measures) or any defaults by the U.S. government or delays or failure to act by any Governmental Authority; (d) any geopolitical conditions, outbreak of hostilities, acts of war (whether or not declared), sabotage, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural or man-made disasters, weather conditions, epidemics, pandemics (including with respect to COVID-19) and other force majeure events (including any escalation or general worsening thereof); (e) any actions taken or not taken by SPAC as required by this Agreement or any Transaction Document or which the Company has approved, consented to or requested (or any action not taken as a result of the Company’s failure to consent to any action requiring the Company’s consent hereunder); (f) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of this Agreement or the Transactions; (g) any failure by SPAC to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, or any changes in credit rating of or with respect to SPAC or any of its Indebtedness or securities (provided that this clause (g) shall not prevent a determination that any Effect underlying such failure has resulted in an SPAC Material Adverse Effect) and (h) the effect of any COVID-19 Measure; provided, however, that, in case of foregoing clauses (a) through (d) to the extent that SPAC is materially and disproportionately affected by such Effect as compared with other “SPACs” participants in the industries in which SPAC operates, the extent (and only the extent) of such adverse Effect, relative to such other participants, on SPAC may be taken into account in determining whether there has been an SPAC Material Adverse Effect or whether an SPAC Material Adverse Effect is reasonably likely to occur.

“SPAC Merger” has the meaning specified in the Recitals hereto.

“SPAC Merger Sub” has the meaning specified in the preamble hereto.

“SPAC Organizational Documents” means the SPAC Certificate of Incorporation and SPAC’s bylaws.

“SPAC Parties” has the meaning specified in the preamble hereto.

“SPAC Private Placement Warrant” means a whole warrant entitling the holder to purchase one (1) share of SPAC Class A Common Stock for $11.50 per share on the terms and subject to the conditions set forth in the SPAC Warrant Agreement and the SPAC Private Placement Warrants Purchase Agreement.

“SPAC Private Placement Warrants Purchase Agreement” means that certain Private Placement Warrants Purchase Agreement, dated as of November 11, 2021, between SPAC, Sponsor, and the other parties thereto.

“SPAC Public Warrant” means a whole warrant entitling the holder to purchase one share of SPAC Class A Common Stock for $11.50 per share on the terms and subject to the conditions set forth in the SPAC Warrant Agreement.

“SPAC Representations” means the representations and warranties of SPAC expressly and specifically set forth in Article IV of this Agreement, as qualified by the SPAC Disclosure Schedules.

“SPAC Stockholder” means a holder of SPAC Common Stock.

“SPAC Stockholder Approval” has the meaning specified in Section 4.02(b).

“SPAC Surviving Subsidiary” has the meaning specified in Section 2.01.

“SPAC Unit” means a unit consisting of one share of SPAC Common Stock and one-half of one SPAC Public Warrant.

“SPAC Warrant Agreement” means that certain warrant agreement dated November 11, 2021 by and between SPAC and American Stock Transfer & Trust Company, LLC.

“SPAC Warrants” means, collectively, the SPAC Public Warrants and the SPAC Private Placement Warrants.

“Special Meeting” means a meeting of the holders of SPAC Common Stock to be held for the purpose of approving the Proposals.

“Sponsor” means DHIP Natural Resources Investments, LLC, a Delaware limited liability company.

“Sponsor Support Agreement” has the meaning specified in the Recitals.

“Subsidiary” means, with respect to a Person, any corporation or other organization (including a limited liability company or a partnership), whether incorporated or unincorporated, of which such Person directly or indirectly owns or controls a majority of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors, executive committee or others performing similar functions with respect to such corporation or other organization or any organization of which such Person or any of its Subsidiaries is, directly or indirectly, a general partner or managing member.

“Surviving Company” has the meaning specified in Section 2.02.

“Surviving Company Units” means the limited liability company interests of the Surviving Company represented by Units (as defined and as set forth in the Amended and Restated Company Operating Agreement).

“Surviving Provisions” has the meaning specified in Section 9.02.

“Tax” means any federal, state, provincial, territorial, local, non-U.S. or other taxes, withholdings, fees, levies, imposts, duties or other charges of any kind whatsoever imposed by any Governmental Authority, including any net income, alternative or add-on minimum, franchise, gross income, adjusted gross income or gross receipts, employment related (including employee withholding or employer payroll), ad valorem, transfer, franchise, license, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, disability, registration, value added, estimated, customs, duties or, sales or use taxes, and any Liability or obligations under unclaimed property, escheat, or similar Laws, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto by a Governmental Authority, whether disputed or not.

“Tax Return” means any return, report, statement, refund, claim, declaration, information return or statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedule or attachment thereto and including any amendments thereof.

“Terminating Company Breach” has the meaning specified in Section 9.01(e).

“Terminating SPAC Breach” has the meaning specified in Section 9.01(f).

“Termination Date” has the meaning specified in Section 9.01(b).

“Trade Secrets” has the meaning specified in the definition of Intellectual Property.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the SPAC Disclosure Schedules, the Ancillary Agreements, the Rollover Agreement and all other agreements, certificates and instruments executed and delivered by SPAC, Holdings, Lower Holdings, SPAC Merger Sub, Company Merger Sub or the Company in connection with the Transactions and specifically contemplated by this Agreement.

“Transactions” means the transactions contemplated by this Agreement and the Transaction Documents, including the Mergers and the Rollover.

“Transfer Taxes” means any transfer, documentary, sales, use, stamp, recordation, registration, value added, or other similar Taxes incurred by any of the Parties in connection with the Transactions.

“Treasury Regulations” means the regulations promulgated under the Code.

“Trust Account” has the meaning specified in Section 4.06.

“Trust Agreement” has the meaning specified in Section 4.06.

“Trust Cash” has the meaning specified in the definition of Available Closing Date Cash.

“Trustee” has the meaning specified in Section 4.06.

“User Data” means any Personal Information or other data or information collected by or on behalf of the Company or its Subsidiaries from users of the Company’s or its Subsidiaries’ websites, any mobile app, or any Software, devices, or products of the Company or its Subsidiaries.

“Warrant Agent” means American Stock Transfer & Trust Company, LLC, a New York limited liability company.

“Warrant Amendment” has the meaning set forth in the Recitals hereto.

1.02 Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article”, “Section”, “Schedule”, “Exhibit” and “Annex” refer to the specified Article, Section, Schedule, Exhibit or Annex of or to this Agreement unless otherwise specified, (v) the word “including” shall mean “including without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent and no rule of strict construction shall be applied against any Party.

(e) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(f) References to the “ordinary course of business” or words of similar import shall, in each case, be deemed to mean the ordinary course of business consistent with past practice.

(g) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(h) For the purposes of this Agreement, references to the term “delivered by the Company,” “delivered to SPAC,” “furnished to SPAC,” “made available to SPAC” or similar expressions shall mean that the Company has (or has caused to be): (i) posted such materials to the virtual data room, in a manner that enables viewing of such materials by SPAC and its Representatives and not removed prior to the date hereof (ii) set forth a copy of such materials in the Company Disclosure Schedule, or (iii) otherwise delivered such materials in writing (email being sufficient).

1.03 Knowledge. As used herein, the phrase “to the knowledge” shall mean: (a) the actual knowledge, and such knowledge as they would have obtained after reasonable inquiry, of, (i) in the case of the Company, Kevin Baugh, each executive officer of the Company and their respective direct reports, and (ii) in the case of SPAC, Mark A. Michel or Timothy J. Fisher.

1.04 Equitable Adjustments. If, between the date of this Agreement and the Closing, the outstanding Company Membership Interests or shares of SPAC Common Stock shall have been changed into a different percentage of interests or shares or a different class or series, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of percentage of interests or shares, or any similar event shall have occurred, then any number, value (including dollar value) or amount contained herein that is based upon the aggregate percentage of Company Membership Interests or the number of shares of SPAC Common Stock, will be appropriately adjusted to provide to the holders of Company Membership Interests and the holders of SPAC Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit SPAC or the Company to take any action with respect to their respective securities if such action is prohibited by the terms and conditions of this Agreement or any other Transaction Document.

ARTICLE II

THE MERGERS

2.01 The SPAC Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the DGCL, SPAC Merger Sub and SPAC shall consummate the SPAC Merger, pursuant to which SPAC Merger Sub shall be merged with and into SPAC, following which (a) the separate corporate existence of SPAC Merger Sub shall cease, (b) SPAC shall continue as the surviving corporation in the SPAC Merger, and (c) SPAC shall become a wholly-owned subsidiary of Holdings. SPAC as the surviving corporation after the SPAC Merger is hereinafter sometimes referred to as “SPAC Surviving Subsidiary” (and references to SPAC for periods after the Effective Time shall include SPAC Surviving Subsidiary).

2.02 The Company Merger. At the Effective Time and subject to and upon the terms and conditions of this Agreement and in accordance with the applicable provisions of the DLLCA and the ULLCA, Company Merger Sub and the Company shall consummate the Company Merger, pursuant to which Company Merger Sub shall be merged with and into the Company, following which (a) the separate corporate existence of Company Merger Sub shall cease and (b) the Company shall continue as the surviving entity in the Company Merger. The Company as the surviving entity after the Company Merger is hereinafter sometimes referred to as “Surviving Company” (and references to the Company for periods after the Effective Time shall include Surviving Company). Notwithstanding the Company Merger, the Company will not be included within the meaning of the term SPAC Parties for purposes of this Agreement.

2.03 Effective Time. Subject to the terms and conditions of this Agreement, the Parties shall (i) cause the SPAC Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to the Company and SPAC (the “SPAC Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL, and (ii) cause the Company Merger to be consummated by filing a certificate of merger in form and substance reasonably acceptable to the Company and SPAC (the “Company Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DLLCA, with each of the Mergers to be consummated and effective on the date and time at which the SPAC Certificate of Merger and the Company Certificate of Merger are accepted for filing by the Secretary of State of the State of Delaware or at such other date or time as may be agreed in writing by the Company and SPAC and specified in each of the SPAC Certificate of Merger and the Company Certificate of Merger (the “Effective Time”) prior to Closing.

2.04 Effect of the Mergers. At the Effective Time, the effect of the Mergers shall be as provided in this Agreement and the applicable provisions of the DGCL, the ULLCA, the DLLCA and other applicable Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (a) all the property, rights, agreements, privileges, powers and franchises of SPAC Merger Sub and Company Merger Sub shall vest in SPAC Surviving Subsidiary and Surviving Company, respectively, and (b) all debts, liabilities and duties of SPAC Merger Sub and Company Merger Sub shall become the debt, liabilities and duties of SPAC Surviving Subsidiary and Surviving Company, respectively, including in each case the rights and obligations of each such Party under this Agreement and the related Ancillary Agreements from and after the Effective Time. SPAC Surviving Subsidiary shall become a wholly owned subsidiary of Holdings.

2.05 Governing Documents .

(a) At the Effective Time, (i) the certificate of incorporation and bylaws of SPAC shall be amended and restated to be in the forms of certificate of incorporation and bylaws of SPAC Merger Sub, which shall become the certificate of incorporation and bylaws of SPAC Surviving Subsidiary, and (ii) the certificate of formation of the Company and the Company Operating Agreement shall be amended and restated to be in the forms of the certificate of formation of Company Merger Sub and of the Amended and Restated Company Operating Agreement, respectively, which shall become the certificate of formation and the limited liability company agreement of Surviving Company.

(b) At the Effective Time, (i) the certificate of incorporation of Holdings shall be amended and restated substantially in form reasonably satisfactory to the Parties (the “Amended & Restated Holdings Certificate of Incorporation”), to provide for, among other things, the name of Holdings to be “Integrated Rail & Resources Inc.” and for the authorized capital stock of Holdings to consist of a sufficient number of shares of Holdings Common Stock in order to effect and consummate the Transactions and (ii) the bylaws of Holdings shall be amended and restated in form reasonably satisfactory to the Parties (the “Amended & Restated Holdings Bylaws”), in each case, with such changes as may be agreed in writing by Holdings and the Company, and such shall be the certificate of incorporation and bylaws of Holdings until thereafter amended in accordance with their respective terms and as provided by applicable Law.

2.06 Directors and Officers of Holdings, SPAC and Merger Subs.

(a) At the Effective Time, the directors and officers of Holdings shall be the directors and officers of the SPAC as of immediately prior to the Effective Time; provided, however, that in all events the board of directors of Holdings shall comply with applicable composition requirements that may be established from time to time by a National Exchange or the SEC and that are applicable to Holdings (i.e., audit committee financial expertise, etc.).

(b) At the Effective Time, (i) the directors and officers of SPAC Surviving Subsidiary shall be the directors and officers of SPAC Merger Sub as of immediately prior to the Effective Time unless otherwise agreed to by the Parties, and (ii) Lower Holdings shall become the sole member of the Surviving Company.

2.07 Effect of Company Merger on Issued and Outstanding Company Membership Interests and Limited Liability Company Interests of Company Merger. At the Effective Time, by virtue of the Company Merger, and without any action on the part of any Party or any action on the part of the holders of securities of any Party:

(a) Company Membership Interests. Each issued and outstanding Company Membership Interest (other than the Rollover Interests) shall be converted automatically into, and thereafter represent, the right to receive, and the holder of such Company Membership Interest shall be entitled to receive the Company Merger Consideration, as shall be set forth on a schedule to be delivered to SPAC by the Company at least five (5) days prior to the Closing Date (the “Conversion Spreadsheet”).

(b) Company Merger Sub Limited Liability Company Interests. All of the limited liability company interests of Company Merger Sub that are issued and outstanding immediately prior to the Effective Time shall thereupon be converted into and become one Surviving Company Unit.

2.08 Effect of SPAC Merger on Issued and Outstanding Securities of SPAC and SPAC Merger Sub. By virtue of the SPAC Merger and without any action on the part of any Party or any action on the part of the holders of securities of any Party:

(a) SPAC Units. Immediately prior to the Effective Time, every issued and outstanding SPAC Unit shall be automatically separated and the holder thereof shall be deemed to hold one share of SPAC Class A Common Stock and one-half of one SPAC Public Warrant in accordance with the terms of the applicable SPAC Unit, and such underlying SPAC securities shall be converted in accordance with the applicable terms of this Section 2.08.

(b) SPAC Common Stock. Each share of SPAC Common Stock (including those described in Section 2.07(a)) issued and outstanding as of the Effective Time shall, at the Effective Time, be converted automatically into and thereafter represent the right to receive one share of Holdings Class A Common Stock, following which all shares of SPAC Common Stock shall cease to be outstanding and shall automatically be canceled and shall cease to exist. The holders of shares of SPAC Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares, except as provided herein or by Law. Each certificate previously evidencing shares of SPAC Common Stock (including those described in Section 2.07(a)), to the extent any such certificates are issued, shall be exchanged for a certificate representing the same number of shares of Holdings Class A Common Stock upon the surrender of such certificate in accordance with Section 2.10. Each certificate formerly representing shares of SPAC Common Stock owned by each Redeeming SPAC Stockholder, to the extent any such certificates are issued, shall thereafter represent only the right to receive from Holdings, in cash, an amount per share calculated in accordance with such stockholder’s Redemption Rights.

(c) SPAC Public Warrants. At the Effective Time, and pursuant to the SPAC Warrant Agreement, as amended by the Warrant Amendment, each issued and outstanding SPAC Public Warrant shall be converted into one Holdings Public Warrant of like tenor. The SPAC Public Warrants shall cease to be outstanding and shall automatically be canceled and retired and shall cease to exist. Each of the Holdings Public Warrants shall have, and be subject to, substantially the same terms and conditions set forth in the SPAC Warrant Agreement, except as set forth in the Warrant Amendment, including, without limitation, that the Holdings Public Warrants shall represent the right to acquire shares of Holdings Class A Common Stock in lieu of shares of SPAC Class A Common Stock. At or prior to the Effective Time, the Parties shall take all corporate action necessary to reserve for future issuance and shall maintain such reservation for so long as any of the Holdings Public Warrants remain outstanding, a sufficient number of shares of Holdings Class A Common Stock for delivery upon the exercise of such Holdings Public Warrants.

(d) Treasury Stock. At the Effective Time, if there are any shares of capital stock of SPAC that are owned by SPAC as treasury shares, such shares shall be canceled and extinguished without any conversion thereof or consideration therefor.

(e) SPAC Merger Sub Stock. At the Effective Time, each share of common stock of SPAC Merger Sub outstanding immediately prior to the Effective Time shall be converted into an equal number of shares of common stock of SPAC Surviving Subsidiary, with the same rights, powers and privileges as the shares so converted, and such shares shall constitute the only outstanding shares of capital stock of SPAC Surviving Subsidiary.

2.09 Effect of Mergers on Issued and Outstanding Securities of Holdings. At the Effective Time, by virtue of the Mergers and without any action on the part of any Party or any action on the part of the holders of securities of any Party, all of the shares of Holdings issued and outstanding immediately prior to the Effective Time (other than the Company Common Stock Consideration) shall be canceled and extinguished without any conversion thereof or consideration therefor.

2.10 Exchange Procedures.

(a) At or after the Effective Time, as soon as reasonably practicable after the holder thereof surrenders to Lower Holdings the certificates evidencing such Company Membership Interest to the extent certificated (collectively, for purposes of this Section 2.10, the “Certificates”) for cancellation, together with a completed and executed Letter of Transmittal substantially in the form agreed to between Lower Holdings and the Company (the “Letter of Transmittal”): (i) Lower Holdings shall cause to be paid to such holder the Company Merger Consideration such holder has the right to receive in connection with the transactions contemplated hereby and (ii) such holder’s Certificate, if any, so surrendered shall forthwith be cancelled. If a transfer of ownership of a Certificate that is not registered in the transfer records of the Company is stated to have occurred, then payment of the relevant portion of the Company Merger Consideration may be made to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate representing such equity is properly endorsed or otherwise is in proper form for transfer. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the holder claiming such Certificate to be lost, stolen or destroyed as provided in the Letter of Transmittal, Lower Holdings will issue in consideration of the Company Membership Interest represented by such lost, stolen or destroyed Certificate the Company Merger Consideration to which the holder thereof is entitled pursuant to the express terms of this Agreement. Until surrendered as contemplated by this Section 2.10(a), each Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (or at such other applicable time) such portion of the Company Merger Consideration to which the holder of such Certificate is entitled pursuant and subject to this Agreement.

(b) No dissenting stockholder who has validly exercised his, her or its appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive any Company Merger Consideration with respect to the dissenting shares owned by such dissenting stockholder unless and until such dissenting stockholder shall have effectively withdrawn or lost their dissenters’ rights under the DGCL. Each dissenting stockholder shall be entitled to receive only the payment resulting from the procedure set forth in the DGCL with respect to the dissenting shares owned by such dissenting stockholder. The Company shall give the SPAC Parties (i) prompt notice of any notices of objection, notices of dissent, written demands for appraisal, demands for fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of dissent under DGCL, and (ii) the opportunity to direct all negotiations and Actions with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Lower Holdings (which consent shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

2.11 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is reasonably necessary to carry out the purposes of this Agreement or to vest SPAC Surviving Subsidiary and Surviving Company with full right, title and possession to all assets, property, rights, agreements, privileges, powers and franchises of SPAC Merger Sub and Company Merger Sub, respectively, the then current officers and directors of SPAC Surviving Subsidiary, Surviving Company, Lower Holdings and Holdings shall take all such reasonably necessary action, so long as such action is not inconsistent with this Agreement.

2.12 Closing. Subject to the terms and conditions of this Agreement, the closing of the Mergers (the “Closing”) shall take place electronically through the exchange of documents via e-mail (or other electronic medium) on the date which is three (3) Business Days after the date on which all conditions set forth in Article VIII shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof) or such other time and place as SPAC and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.” Subject to the satisfaction or waiver of all of the conditions set forth in Article VIII, and provided this Agreement has not theretofore been terminated pursuant to its terms, on the Closing Date, SPAC, the Company, SPAC Merger Sub, Company Merger Sub, Lower Holdings and Holdings, as applicable, shall cause the SPAC Certificate of Merger and the Company Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL and the DLLCA.

2.13 Withholding. Each of the Parties, the Exchange Agent and their respective Affiliates shall be entitled to deduct and withhold (or cause to be deducted or withheld) from any consideration or other amounts payable under this Agreement, and from any other consideration or other amounts otherwise paid or delivered in connection with the Transactions, such amounts that any such Person is required to deduct and withhold under any applicable Tax Law; provided, however, each of the Parties shall (and shall cause their respective Affiliates to) reasonably cooperate to eliminate or reduce any such withholding or deduction. To the extent that amounts are so deducted and withheld and remitted to the applicable Governmental Authority, such deducted and withheld amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made. Before making any deduction or withholding pursuant to this Section 2.13, the withholding Party shall give the withheld upon Party reasonable advance notice of any anticipated deduction or withholding and provide the withheld upon Party with reasonable opportunity to provide any forms or other documentation or take such other steps in order to avoid or mitigate such deduction or withholding.

2.14 Payment of Expenses. Except as otherwise set forth in this Agreement, each Party shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions contemplated hereby, including all fees of its advisors, legal counsel, accountants, consultants, experts and financial advisers. If the Closing shall occur, Lower Holdings and Holdings shall use a portion of the Available Closing Date Cash to (a) pay or cause to be paid or reimbursed, all current and pre-existing transaction expenses of the Company, including the fees and expenses of legal counsel, financial advisers and accountants employed by the Company in connection with the Transaction (collectively, the “Outstanding Company Expenses”), (b) pay or cause to be paid (i) all current and pre-existing transaction expenses of the Sponsor, including the fees and expenses of advisors, legal counsel, accountants, consultants, experts and financial advisers employed by the Sponsor in connection with the Transaction or any other potential transactions considered by the Sponsor and (ii) all current and pre-existing transaction expenses of the SPAC, including the fees and expenses of any advisors, legal counsel, accountants, consultants, experts and financial advisers employed by the SPAC in connection with the Transaction or any other potential transactions considered by SPAC and all premium costs for directors’ and officers’ liability insurance (including for any “tail” policy required under Section 6.01(b)) (collectively, the “Outstanding SPAC Expenses” and, collectively with Outstanding Company Expenses, the “Outstanding Transaction Expenses”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Company Disclosure Schedule delivered by the Company in connection with this Agreement, the Company represents and warrants to the SPAC Parties as follows:

3.01 Corporate Organization of the Company.

(a) The Company has been duly formed or organized and is validly existing as a private limited liability company under the Laws of the State of Utah and has the requisite company power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. The copies of the certificate of formation of the Company and the Company Operating Agreement, as amended to the date of this Agreement and as previously made available by the Company to SPAC are correct and complete in all material respects and are in effect as of the date of this Agreement, and the Company Operating Agreement is the sole and exclusive operating agreement governing the Company.

(b) The Company is duly licensed or qualified and in good standing as a foreign company in each jurisdiction in which the ownership, leasing, use or operation of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, except where the failure to be so licensed or qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.02 Subsidiaries.

(a) The Subsidiaries of the Company as of the date hereof are set forth on Schedule 3.02, including, as of such date, a description of the capitalization of each such Subsidiary and the names of the beneficial owners of all securities and other equity interests in each Subsidiary. Each Subsidiary has been duly formed or organized and is validly existing under the Laws of its jurisdiction of incorporation or organization and has the organizational power and authority to own, lease and operate its assets and properties and to conduct its business as it is now being conducted. Each Subsidiary is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership, leasing, use or operation of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the business of any of the Group Companies.

(b) As of the date hereof, except for the Company’s or any of its Subsidiaries’ ownership interest in such Subsidiaries, neither the Company nor its Subsidiaries own any capital stock or any other equity interests in any other Person or have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

3.03 Due Authorization. The Company has all requisite company power and authority to execute and deliver this Agreement and each Ancillary Agreement to which the Company is a party and to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby, in each case, subject to the consents, approvals, authorizations and other requirements described in Section 3.05. Subject only to the approval and adoption of, and the affirmative vote or consent to, this Agreement and the Transactions by the holders of at least 90% of the issued and outstanding Company Membership Interests (the “Requisite Members”), on the date hereof, the execution, delivery and performance of this Agreement and such Ancillary Agreements to which the Company is or, at the Closing will become a party and the consummation of the Transactions contemplated hereby and thereby have been duly and validly authorized and approved by the managers of the Company, and the Company has provided SPAC correct and complete copies all such authorizations and approvals by such managers of the Company, and no other Company proceeding is necessary to authorize this Agreement or, subject to the consents set forth in Schedule 3.05, such Ancillary Agreements or the Company’s performance hereunder or thereunder.

This Agreement has been, and each such Ancillary Agreement to which the Company is or, at the Closing will become a party will be, duly and validly executed and delivered by the Company and, assuming due authorization and execution by each other party hereto and thereto, constitutes, or will constitute, as applicable, a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws, now or hereafter in effect, affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity, whether considered in a proceeding at law or equity (the “Enforceability Exceptions”).

3.04 No Conflict. Subject to the receipt of the approval by the Requisite Members and the consents, approvals, authorizations and other requirements set forth in Section 3.05 or on Schedule 3.05, the Company’s execution, delivery and performance of this Agreement and each Ancillary Agreement to which the Company is, or will be, a party and the Company’s consummation of the Transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of, the certificate of formation, Company Operating Agreement or other organizational documents of the Company or its Subsidiaries, (b) conflict with or result in any violation of any provision of any Law, Permit or Governmental Order applicable to the Company or its Subsidiaries, or any of their respective properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract of the type described in Section 3.12(a), whether or not set forth on Schedule 3.12(a), to which the Company or its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound or affected, (d) result in the creation of any Lien, other than Permitted Liens, upon any of the properties, equity interests or assets of the Company or its Subsidiaries, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect.

3.05 Governmental Authorities; Consents. Except as otherwise provided herein, no consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or notice, approval, consent waiver or authorization from any Governmental Authority is required on the part of the Company with respect to the Company’s execution, delivery or performance of this Agreement or the consummation of the Transactions, except for (a) applicable requirements of the HSR Act, (b) any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.06 Capitalization.

(a) Set forth on Schedule 3.06(a) is a true, correct and complete list of each holder of Company Membership Interests or other equity interests of the Company and the percentage of the Company Membership Interests or other equity interests held by each such holder as of the date hereof. Except as set forth on Schedule 3.06(a), as of the date hereof there are no other Company Membership Interests or other equity interests of the Company authorized, reserved, issued or outstanding.

(b) Except as set forth on Schedule 3.06(b), there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for Company Membership Interests or other equity interests of the Company, nor any other Contracts to which the Company is a party or by which the Company is bound obligating the Company to issue or sell any Company Membership Interests or other equity interests in or debt securities of the Company and (ii) no equity equivalents, membership interest appreciation rights, phantom membership interest ownership interests or similar rights in the Company. As of the date hereof, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Membership Interests or other equity interests of the Company. Except as set forth on Schedule 3.06(b), there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which the Company Members may vote. Other than the Company Operating Agreement, the Company is not party to any shareholders agreement, voting agreement or registration rights agreement relating to its equity interests, other than the Ancillary Agreements entered into in connection with this Agreement or the Transactions.

(c) The outstanding membership interests or other equity interests of the Company’s Subsidiaries (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance with applicable Law and the applicable governing documents of such Subsidiary of the Company (the “Company Subsidiary”), and (iii) were not issued in breach or violation of any preemptive rights or Contract. Except as set forth on Schedule 3.06(c), there are (A) no subscriptions, calls, rights or other securities convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries (including any convertible preferred equity certificates), nor any other Contracts to which any Company Subsidiary is a party or by which any Company Subsidiary is bound obligating such Subsidiary to issue or sell any membership interests of, other equity interests in or debt securities of, such Subsidiary, and (B) no equity equivalents, membership interest appreciation rights, phantom membership interest ownership interests or similar rights existing in any of the Company’s Subsidiaries. Except as set forth on Schedule 3.06(c), there are no outstanding contractual obligations of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of the Company’s Subsidiaries. Except as set forth on Schedule 3.06(c), there are no outstanding bonds, debentures, notes or other Indebtedness of the Company’s Subsidiaries having the right to vote (or be convertible into or be exchangeable for securities having the right to vote) on any matter for which the equity holders of the Company’s Subsidiaries may vote. The Company’s Subsidiaries are not party to any equity holders agreement, voting agreement or registration rights agreement relating to the equity interests of the Company’s Subsidiaries.

(d) Except as set forth on Schedule 3.06(d), the Company is the direct or indirect owner of, and has good and marketable direct or indirect title to, all the issued and outstanding membership interests or other equity interests of the Company’s Subsidiaries free and clear of any Liens other than Permitted Liens. There are no options or warrants convertible into or exchangeable or exercisable for the equity interests of the Company’s Subsidiaries.

3.07 Financial Statements. Attached as Schedule 3.07 are (i) the unaudited consolidated balance sheet of the Group Companies as of December 31, 2022 and December 31, 2023 and the related unaudited consolidated statement of income, consolidated statements of changes in members’ equity, and consolidated statement of cash flows of the Group Companies for the years then-ended, and (ii) the unaudited consolidated balance sheet as of May 31, 2024 (the “Balance Sheet Date”) and the related unaudited consolidated statement of income, consolidated statements of changes in members’ equity and consolidated statement of cash flows for the five month period then ended (clauses (i) and (ii), together, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations, loss, changes in equity and cash flows of the Group Companies as of the dates and for the periods indicated in such Financial Statements and were derived from, and accurately reflect in all material respects, the books and records of the Group Companies.

3.08 Undisclosed Liabilities.

(a) Set forth on Schedule 3.08(a) is a true, correct and complete list of all Indebtedness of the Group Companies, along with the principal, interest, maturity date, current amount due and applicable loan documents for all such Indebtedness. Except as provided in Schedule 3.08(a), none of the Indebtedness of the Group Companies is now in material default, and no Person has asserted a material default or a claim that an event of default has occurred on any of the Indebtedness of the Group Companies.

(b) Except as set forth on Schedule 3.08(b), there is no Liability, debt or obligation against the Company or its Subsidiaries that would be required to be set forth or reserved for on a balance sheet of the Group Companies (and the notes thereto) prepared in accordance with GAAP consistently applied and in accordance with past practice, except for liabilities and obligations (i) reflected or reserved for on the Financial Statements or disclosed in the notes thereto, (ii) that have arisen since the Balance Sheet Date in the ordinary course of business, (iii) arising under this Agreement or the Transactions and/or the performance by the Company of its obligations hereunder, or (iv) that would not reasonably be expected to have a Company Material Adverse Effect.

3.09 Litigation and Proceedings. Except as set forth on Schedule 3.09, there are no pending or, to the knowledge of the Company, threatened Actions against the Company or its Subsidiaries, or otherwise affecting the Company or its Subsidiaries or their assets, including any condemnation or similar proceedings, that, individually or in the aggregate, would be material to the Group Companies, taken as a whole. Neither the Company nor its Subsidiaries or any property, asset or business of the Company or its Subsidiaries is subject to any Governmental Order, or, to the knowledge of the Company, any continuing investigation by, any Governmental Authority, in each case that, individually or in the aggregate, would be material to the Group Companies, taken as a whole. There is no unsatisfied judgment or any open injunction binding upon the Company or its Subsidiaries.

3.10 Compliance with Laws.

(a) Except (i) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 3.19), (ii) compliance with Tax Laws (as to which certain representations and warranties are made pursuant to Section 3.13 and Section 3.15), and (iii) where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, the Group Companies are, and since July 1, 2021 have been, in compliance in all material respects with all applicable Laws. Neither the Company nor its Subsidiaries has received any written notice from any Governmental Authority of a violation of any applicable Law by the Company or its Subsidiaries at any time since July 1, 2021, which violation would be material to the Group Companies, taken as a whole.

(b) Since July 1, 2021, and except where the failure to be, or to have been, in compliance with such Laws would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect, (i) there has been no action taken by any Group Company or, to the knowledge of the Company, any officer, director, manager, employee, agent, Representative or sales intermediary of the Group Companies, in each case, acting on behalf of the Group Companies, in violation of any applicable Anti-Corruption Law, (ii) neither the Company nor its Subsidiaries have been convicted of violating any Anti-Corruption Laws or subjected to any investigation by a Governmental Authority for violation of any applicable Anti-Corruption Laws, (iii) neither the Company nor its Subsidiaries have conducted or initiated any internal investigation or made a voluntary, directed, or involuntary disclosure to any Governmental Authority regarding any alleged act or omission arising under or relating to any noncompliance with any Anti-Corruption Law and (iv) neither the Company nor its Subsidiaries have received any written notice or citation from a Governmental Authority for any actual or potential noncompliance with any applicable Anti-Corruption Law.

(c) Each of the Group Companies has timely filed all material reports, registrations and other material documents, together with any material amendments required to be made with respect thereto, that were required to be filed by such Group Company with any Governmental Authority since July 1, 2021 and such Group Company has paid all material fees and assessments due and payable in connection therewith.

3.11 Intellectual Property.

(a) Schedule 3.11(a) sets forth all Owned Intellectual Property of the Group Companies. Except as set forth in Schedule 3.11(a) or as provided in any Contract set forth in Schedule 3.12(a), a Group Company is the sole and exclusive owner of all Owned Intellectual Property, free and clear of all Liens, other than Permitted Liens.

(b) Except as set forth in Schedule 3.11(b), no Actions are pending or, to the knowledge of the Company, threatened against any Group Company by any third party (i) claiming infringement, misappropriation or other violation of Intellectual Property owned by such third party, or (ii) challenging the use, ownership, registrability, patentability, validity or enforceability of the Owned Intellectual Property. Except as set forth in Schedule 3.11(b), neither the Company nor any Subsidiary of the Company is a party to any pending or, to the knowledge of the Company, threatened, Action, as of the date of this Agreement, claiming infringement, misappropriation or other violation by any third party of the Owned Intellectual Property. Except as set forth in Schedule 3.11(b), the conduct of the business as presently conducted and the use of the Owned Intellectual Property in connection therewith, to the knowledge of the Company is not infringing, misappropriating or otherwise violating, and has not in the two (2) years preceding the date of this Agreement, infringed, misappropriated or otherwise violated, the Intellectual Property of any third party. To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating, and has not in the two (2) years proceeding the date of this Agreement infringed, misappropriated or otherwise violated, any Intellectual Property of either the Company or any Subsidiary of the Company.

(c) The Group Companies either exclusively own, have a valid license to use or otherwise have the lawful right to use, all of the Intellectual Property and Software used in or necessary to the conduct of the business of the Group Companies as currently conducted.

(d) To the knowledge of the Company, the Group Companies have taken reasonable steps, to protect the confidentiality and value of the Trade Secrets in the possession or control of the Group Companies.

3.12 Contracts; No Defaults.

(a) Schedule 3.12(a) contains a listing of all Contracts described in clauses (i) through (xii) below to which, as of the date of this Agreement, or one or more of the Group Companies is a party or by which any of their respective assets are bound.

(i) any Contract with an employee of the Group Companies who resides primarily in the United States which, upon the consummation of the Transactions, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from any Group Company;

(ii) each employment, severance, retention, change in control or other Contract (excluding customary form offer letters entered into in the ordinary and usual course of business) with any employee or other individual service provider of the Group Companies;

(iii) each employee collective bargaining Contract;

(iv) any Contract pursuant to which (A) any Group Company licenses, receives authorization to use or acquires from a third party any Intellectual Property that is material to the businesses of the Group Companies, other than (x) click-wrap, shrink-wrap and off-the-shelf Software licenses, and (y) any other unmodified Software licenses that are commercially available on standard, nondiscriminatory terms to the general public or (B) any Group Company licenses, Permits or agrees to license or Permit any other Person to use any Intellectual Property that is material to the businesses of the Group Companies;

(v) any Contract that restricts in any material respect or contains any material limitations on the ability of any Group Company to compete in any line of business or in any geographic territory;

(vi) any Contract under which a Group Company has (A) created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) Indebtedness, (B) granted a Lien, other than a Permitted Lien, on their assets, whether tangible or intangible, to secure any Indebtedness, or (C) extended credit to any Person (other than (1) intercompany loans and advances and (2) customer payment terms in the ordinary course of business);

(vii) the principal transaction Contract entered into in connection with a completed acquisition or disposition by any Group Company since January 1, 2021, of any Person or other business organization, division or business of any Person (including through merger or consolidation or the purchase of a controlling equity interest in or substantially all of the assets of such Person or by any other manner);

(viii) any Contract with outstanding obligations for the sale or purchase of personal property, fixed assets or real estate having a value individually, with respect to all sales or purchases thereunder other than sales or purchases in the ordinary course of business consistent with past practices and sales of obsolete equipment;

(ix) any Contract expected to result in revenue or require expenditures in an amount in excess of $100,000 by a Group Company;

(x) other than any employment agreement set forth on Schedule 3.12(a), any Contract between a Group Company on the one hand, and any of the Company Members (or any Affiliate of such Company Member), on the other hand, that will not be terminated at or prior to the Closing without any cost or other Liability to a Group Company;

(xi) any Contract establishing any joint venture, partnership, or strategic alliance that is material to the business of the Group Companies, taken as a whole; and

(xii) any Contract (A) with a duration of more than one year, (B) involving the payment to or by a Group Company and (C) not terminable on sixty (60) days’ (or less) notice.

(b) Except for any Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, and except as would not reasonably be expected to have a Company Material Adverse Effect, with respect to any Contract of the type described in Section 3.12(a) (i) such Contracts are in full force and effect and represent the legal, valid and binding obligations of the Group Company party thereto and represent the legal, valid and binding obligations of the other parties thereto, and are enforceable by the Group Company party thereto in accordance with their terms, subject in all respects to the Enforceability Exceptions, (ii) neither the Company nor its Subsidiaries nor, to the knowledge of the Company, any other party thereto is in breach of or default (or would be in breach, violation or default but for the existence of a cure period) under any such Contract, (iii) since July 1, 2021, neither the Company nor its Subsidiaries has received any written claim or notice of breach of or default under any such Contract, (iv) to the knowledge of the Company, no event has occurred which, individually or together with other events, would reasonably be expected to result in a breach of or a default under any such Contract by a Group Company or, to the knowledge of the Company, any other party thereto (in each case, with or without notice or lapse of time or both), and (v) since July 1, 2021 through the date hereof, neither the Company nor any of its Subsidiaries has received written notice from any other party to any such Contract that such party intends to terminate or not renew any such Contract.

3.13 Employee Matters and Company Benefit Plans.

(a) The Group Companies do not have, nor have ever had, any employees. The Group Companies do not have, nor have ever had, any “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“Benefit Plans”), and any other written plan, policy, program, arrangement or agreement providing compensation or benefits to any current or former director, manager, officer, independent contractor or other service provider, in each case that is maintained, sponsored or contributed to by a Group Company or under which a Group Company has any obligation or Liability, contingent or otherwise, including, without limitation, all incentive, bonus, deferred compensation, vacation, holiday, cafeteria, medical, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock or other stock-based compensation plans, policies, programs, practices or arrangements. There are no Benefit Plans maintained outside of the United States.

(b) Except as set forth in Schedule 3.13(b), neither the execution and delivery of this Agreement by the Company nor the consummation of the Transactions contemplated by this Agreement (either alone or in combination with another event) will (i) result in the acceleration, vesting or creation of any rights of any current or former director, manager, officer, independent contractor or service provider of the Group Companies to payments or benefits or increases in any existing payments or benefits or any loan forgiveness, in each case, from any Group Company or otherwise (ii) result in the payment to any current or former director, manager, officer, independent contractor or service provider of a Group Company of any severance pay or money or other property.

3.14 Independent Contractor Matters. The Group Companies do not have, nor have ever had, any independent contractors. As of the date hereof, all compensation payable to all independent contractors or consultants of the Group Companies for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Financial Statements).

3.15 Taxes.

(a) Each Group Company has timely filed (taking into account any applicable extensions) all income and other material Tax Returns required to have been filed by it; all such Tax Returns are true, correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws; and each Group Company has timely paid (taking into account any applicable extensions) all income and other material Taxes required to have been paid by it (whether or not shown on any Tax Return).

(b) Each Group Company has timely withheld or collected and timely paid (taking into account any applicable extensions) to the appropriate Governmental Authority all material amounts of Taxes required to have been withheld or collected and paid in connection with amounts paid or owing to any employee, independent contractor, other service providers, equity interest holder or other Person, and has complied, in all material respects, with all applicable reporting requirements and Laws relating to such withholding or collection and payment of Taxes.

(c) No assessments, deficiencies or adjustments for any material unpaid Taxes of any of the Group Companies have been claimed, proposed, asserted or threatened in writing by any Governmental Authority that remain unpaid or have not been resolved. No Group Company is currently the subject of an audit, examination or Action by any Governmental Authority with respect to any material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any audit, examination or Action by any Governmental Authority with respect to material Taxes that has not been resolved or completed.

(d) No Group Company is party to any agreement (or has otherwise agreed) to extend or waive the time in which any material Tax may be assessed or collected by any Governmental Authority, other than any such extensions or waivers that are no longer in effect. No Group Company is currently the beneficiary of any extension of time within which to file any Tax Return, other than automatic extensions of time to file Tax Returns not requiring the consent of any Governmental Authority.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Authority with respect to a Group Company with respect to Taxes which agreement or ruling would be effective after the Closing Date.

(f) No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

(g) There are no Liens for Taxes on any assets of the Group Companies other than Permitted Liens.

(h) No Group Company (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was a Group Company) or any affiliated, combined, consolidated, aggregate, unity, or other group under applicable Tax law (other than a group the common parent of which was a Group Company) or (ii) has any material Liability for the Taxes of any other Person (other than a Group Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Tax Law), as a transferee or successor, by Contract or otherwise (other than in each case any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(i) No written claims have been made by any Governmental Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction.

(j) No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity Contract or similar Contract with respect to Taxes (other than in each case any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(k) No Group Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date initiated prior to the Closing; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law) entered into prior to the Closing; or (iv) an election under Section 965 of the Code.

(l) Each Group Company is an income Tax resident only in the country in which it is organized.

(m) No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n) The Company is, and at all times since its formation has been, classified as a partnership for the U.S. federal income Tax purposes (and state and local Tax purposes, where applicable), and no election has been filed or made to change such classification for U.S. federal income Tax purposes (and state and local Tax purposes, where applicable). Schedule 3.15(n) sets forth the entity classification of each Group Company (other than the Company) for U.S. federal income Tax purposes.

(o) No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any other Transaction Document that could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment. To the knowledge of the Company, there is no fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

3.16 Brokers. Except as set forth on Schedule 3.16, no broker, finder, investment banker, consultant or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions, based upon arrangements made by the Group Companies, for which a Group Company has any obligation.

3.17 Insurance. Schedule 3.17 contains a list of all material policies of property, fire and casualty, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Group Companies as of the date of this Agreement. With respect to each such insurance policy required to be listed on Schedule 3.17, except as would not, individually or in the aggregate, be material to the Group Companies, taken as a whole: (i) all premiums due have been paid, (ii) to the knowledge of Company, the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect, (iii) neither the Company nor its Subsidiaries is in material breach or default, and, to the knowledge of the Company, no event has occurred which, with notice or the lapse of time or both, would constitute such a breach or default, or permit termination or modification, under the policy, and to the knowledge of the Company, no such Action has been threatened, (iv) as of the date hereof, no written notice of cancellation, non-renewal, disallowance or reduction in coverage or claim or termination has been received other than in connection with ordinary renewals.

3.18 Real Property; Easements.

(a) Schedule 3.18(a) sets forth a true, correct and complete list of all real property owned or leased by the Group Companies.

(b) Schedule 3.18(b) sets forth a true, correct and complete list of all Easements held by the Group Companies. Each Easement is in full force and effect and is valid and binding on the applicable Group Company in accordance with its terms. The Group Companies have not received any notice in writing of termination or intention to terminate any Easement. The Group Companies have not delivered any notice in writing of termination or intention to terminate any Easement. To the knowledge of the Company, no event has occurred that, and no condition exists which, with notice or lapse of time or both, would constitute a monetary or material non-monetary default under any Easement by a Group Company. No Group Company has sub-granted, assigned or otherwise granted any interest in any Easement to any other Person.

(c) The Group Companies have legal and valid title to the personal property assets and other tangible property and assets reflected on the books of the Group Companies, free and clear of all Liens other than Permitted Liens.

3.19 Environmental Matters.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) the Group Companies are and, during the last two (2) years, have been in compliance with all Environmental Laws;

(ii) no Group Company is subject to any current Governmental Order relating to any non-compliance with Environmental Laws by a Group Company or the investigation, sampling, monitoring, treatment, remediation, removal or cleanup of Hazardous Materials; and

(iii) no Action under Environmental Laws is pending or, to the knowledge of the Company, threatened and, to the knowledge of the Company, no investigation required by Governmental Order is pending or threatened against a Group Company with respect to compliance with or Liability under Environmental Laws.

(b) To the knowledge of the Company, there are no environmental conditions or circumstances with respect to any real property existing as of the date hereof that would give rise to any material claim or other material liabilities, losses or expenditures under Environmental Laws.

3.20 Absence of Changes. Except as set forth on Schedule 3.20, since the Balance Sheet Date, (a) each Group Company has conducted is business in all material respects in the ordinary course of business and in a manner consistent with past practice, except with respect to the Transactions contemplated by this Agreement and the Ancillary Agreements, (b) no Company Material Adverse Effect has occurred, and (c) no Group Company has taken any action, that if taken after the date of this Agreement, would constitute a breach of the covenants set forth in Section 5.01(a), Section 5.01(b), Section 5.01(c), Section 5.01(j), or Section 5.01(k).

3.21 Affiliate Agreements. Except as provided in Schedule 3.21, neither any Affiliate of the Company nor any Company Member is indebted to any Group Company, and neither any Affiliate of the Company nor any Company Member owns any asset used in, or necessary or material to, the businesses of the Group Companies. Except as provided in Schedule 3.21, to the knowledge of the Company, no Group Company, nor any officer, director or Affiliate of any Group Company (nor any parent, sibling, child, grandchild, or spouse of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an economic interest), has, directly or indirectly: (a) a material interest in any Person that furnished or sold (or furnishes or sells), services or products that a Group Company furnishes or sells

(or proposes to furnish or sell); (b) a material interest in any Person that purchases from, or sells or furnishes to, a Group Company any goods or services; (c) a beneficial interest in or is a party to any Contract or material transaction with a Group Company or involving the businesses of the Group Companies; or (d) any cause of Action or other Claim whatsoever against, or owes any amount to, a Group Company in respect of the business of such Group Company, except for claims for accrued salary, vacation and sick pay and accrued benefits under the Benefit Plans in the ordinary course of business.

3.22 Permits. Except as set forth in Schedule 3.22, the Group Companies have all Permits that are required to own, lease or operate their respective properties and assets and to conduct their businesses as currently conducted, except where the failure to obtain the same would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (the “Material Permits”). Except as would not, individually or in the aggregate, be expected to be material and adverse to the Group Companies, taken as a whole, (a) each Material Permit is in full force and effect in accordance with its terms, (b) no outstanding written notice of revocation, cancellation or termination of any Material Permit has been received by the Company or its Subsidiaries, (c) except as set forth on Schedule 3.22, to the knowledge of the Company, there are no Actions pending or, to the knowledge of the Company, threatened, that seek the revocation, cancellation, limitation, restriction or termination of any Material Permit, and (d) except as set forth in Schedule 3.22, each Group Company is in compliance in all material respects with all Material Permits applicable to the Group Companies.

3.23 Bank Accounts; Powers of Attorney. Schedule 3.23 sets forth a true, correct and complete list of the names and addresses of all banks in which the Group Companies have depository bank accounts, safe deposit boxes or trusts, the account names and the account numbers of such accounts and the names of Persons authorized to draw thereon or otherwise have access thereto. No Person holds a power of attorney to act on behalf of any Group Company.

3.24 Privacy; Data Security. The Company has not received written notice of any pending Action, nor has there been any material Action against any Group Company initiated by any Person (including (i) the United States Federal Trade Commission, any state attorney general or similar state official, or (ii) any other Governmental Authority) alleging that any collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium) of Personal Information by or on behalf of a Group Company is in violation of any applicable Privacy Laws.

3.25 Exchange Act. The Company is not currently (nor has it previously been) subject to the requirements of Section 12 of the Exchange Act.

3.26 NO OTHER REPRESENTATIONS OR WARRANTIES.

(a) NOTWITHSTANDING ANY PROVISION OF THIS AGREEMENT TO THE CONTRARY, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III, THE COMPANY DOES NOT MAKE ANY REPRESENTATION OR WARRANTY WITH RESPECT TO THE COMPANY, COMPANY SUBSIDIARIES OR ANY OTHER PERSON OR THEIR RESPECTIVE BUSINESSES, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO SPAC OR ANY OF ITS AFFILIATES OR REPRESENTATIVES OF ANY DOCUMENTATION, FORECASTS, PROJECTIONS OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY MADE BY THE COMPANY IN THIS ARTICLE III, ALL OTHER REPRESENTATIONS AND WARRANTIES, WHETHER EXPRESS OR IMPLIED, ARE EXPRESSLY DISCLAIMED BY THE COMPANY.

(b) WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, NONE OF THE COMPANY NOR ITS AFFILIATES, NOR ANY OF ITS REPRESENTATIVES, HAS MADE, AND NONE OF THEM SHALL BE DEEMED TO HAVE MADE, ANY REPRESENTATIONS OR WARRANTIES IN THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OF THE COMPANY OR SUBSIDIARIES THAT HAVE BEEN MADE AVAILABLE TO SPAC, INCLUDING DUE DILIGENCE MATERIALS AND MATERIALS INCLUDED IN THE VIRTUAL DATA ROOM TO WHICH SPAC AND ITS REPRESENTATIVES WERE PROVIDED ACCESS, OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY SPAC IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS. IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR PRESENTATIONS, ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE SPAC PARTIES (OR THEIR RESPECTIVE AFFILIATES OR REPRESENTATIVES) IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT AND THE TRANSACTIONS.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF SPAC, HOLDINGS LOWER HOLDINGS AND MERGER SUBS

Except as set forth in the SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such an SEC Report will deemed to modify or qualify the representations and warranties set forth in Section 4.01 (Corporate Organization), Section 4.02 (Due Authorization) and Section 4.11 (Capitalization)), the SPAC Parties hereby represent and warrant to the Company as follows:

4.01 Corporate Organization. SPAC is duly incorporated and is validly existing as a corporation in good standing under the Laws of the State of Delaware and has the corporate power and authority to own, lease or operate its assets and properties and to conduct its business as it is now being conducted. The copies of the SPAC Organizational Documents previously delivered by SPAC to the Company are true, correct and complete and are in effect as of the date of this Agreement. SPAC is in compliance in all material respects with all restrictions, covenants, terms and provisions set forth in the SPAC Organizational Documents. SPAC is duly licensed or qualified and in good standing as a foreign corporation in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified.

4.02 Due Authorization.

(a) SPAC has all requisite corporate or entity power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party and, upon receipt of the SPAC Stockholder Approval, to perform its obligations hereunder and thereunder and to consummate the Transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Ancillary Agreements and the consummation of the Transactions contemplated hereby and thereby have been duly, validly and authorized and approved by the SPAC Board and, except for the SPAC Stockholder Approval, no other corporate or equivalent proceeding on the part of SPAC is necessary to authorize this Agreement, the Ancillary Agreements or SPAC’s performance hereunder or thereunder. This Agreement has been, and each Ancillary Agreement will be, duly and validly executed and delivered by SPAC and, assuming due authorization and execution by each other party hereto and thereto, this Agreement constitutes, and each Ancillary Agreement will constitute, a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

(b) The affirmative vote of holders of a majority of the outstanding shares of SPAC Common Stock entitled to vote at the Special Meeting, assuming a quorum is present, to approve the Proposals are the only votes of any of SPAC’s capital stock necessary in connection with the consummation of the Transactions, including the Closing (the “SPAC Stockholder Approval”).

4.03 No Conflict. The execution, delivery and performance of this Agreement and each Ancillary Agreement to which SPAC is a party by SPAC and, upon receipt of the SPAC Stockholder Approval, the consummation of the Transactions contemplated hereby and thereby do not and will not (a) conflict with or violate any provision of, or result in the breach of the SPAC Organizational Documents, (b) conflict with or result in any violation of any provision of any Law or Governmental Order applicable to SPAC or any of its properties or assets, (c) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or result in the termination or acceleration of, or a right of termination, cancellation, modification, acceleration or amendment under, accelerate the performance required by, or result in the acceleration or trigger of any payment, posting of collateral (or right to require the posting of collateral), time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Contract to which SPAC is a party or by which any of SPAC’s assets or properties may be bound or affected, or (d) result in the creation of any Lien upon any of the properties or assets of SPAC, except (in the case of clauses (b), (c) or (d) above) for such violations, conflicts, breaches or defaults that, individually or in the aggregate, would not (i) be material to the SPAC, taken as a whole, or (ii) materially adversely affect the ability of the SPAC to perform or comply with on a timely basis any material obligation under this Agreement or any Ancillary Agreement to which the SPAC is a party or to consummate the Transactions contemplated hereby or thereby.

4.04 Litigation and Proceedings. There are no pending or, to the knowledge of SPAC, threatened, Actions and, to the knowledge of SPAC, there are no pending or threatened investigations, in each case, against SPAC, or otherwise affecting SPAC or its assets, including any condemnation or similar proceedings, which, if determined adversely, could, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon SPAC that could, individually or in the aggregate, reasonably be expected to have a SPAC Material Adverse Effect.

4.05 Governmental Authorities; Consents. No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority is required on the part of the SPAC Parties with respect to SPAC’s execution or delivery of this Agreement or the consummation of the Transactions, except for applicable requirements of the HSR Act, Securities Laws and the applicable National Exchange.

4.06 Trust Account.

(a) As of the date of this Agreement, there is approximately $23,725,227.50 invested in a trust account at Wells Fargo Bank, N.A. (the “Trust Account”), maintained by American Stock Transfer & Trust Company, LLC, acting as trustee (the “Trustee”), pursuant to the Investment Management Trust Agreement, dated November 11, 2021, by and between SPAC and Trustee (the “Trust Agreement”). Prior to the Closing, none of the funds held in the Trust Account may be released or invested except in accordance with the Trust Agreement, the SPAC Organizational Documents and SPAC’s final prospectus dated November 12, 2021. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the SEC Reports to be inaccurate in any material respect or, to SPAC’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account other than (i) in respect of deferred underwriting commissions, (ii) any SPAC Stockholder that is a Redeeming SPAC Stockholder, or (iii) in accordance with this Agreement if SPAC files to complete a business combination within the allotted period set forth in the SPAC Organizational Documents and liquidates the Trust Account, in each case, subject to the terms of the Trust Agreement. SPAC has performed all material obligations required to be performed by it to date under, and is not in material default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement. As of the date hereof, there are no claims or proceedings pending with respect to the Trust Account. As of the Effective Time, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Organizational Documents shall terminate, and as of the Effective Time, SPAC shall have no obligation whatsoever pursuant to the SPAC Organizational Documents to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions contemplated hereby. To the knowledge of SPAC, as of the date hereof, following the Effective Time, no SPAC Stockholder shall be entitled to receive any amount from the Trust Account except to the extent such SPAC Stockholder is a Redeeming SPAC Stockholder.

(b) As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained in this Agreement and the compliance by the Company with its respective obligations in this Agreement, SPAC has no reason to believe that any of the conditions to the use of the funds in the Trust Account will not be satisfied or funds available in the Trust Account (less distributions in connection with the redemption of any SPAC Common Stock in connection with the Offer) will not be available to SPAC on the Closing Date.

4.07 Brokers. Except for Stifel, Nicolaus & Company, Incorporated and Raymond James Financial, Inc., no other broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the Transactions based upon arrangements made by SPAC or any of its Affiliates, including the Sponsor.

4.08 SEC Reports; Financial Statements; Sarbanes-Oxley Act; Undisclosed Liabilities.

(a) SPAC has duly filed all required registration statements, reports, schedules, forms, statements and other documents, including any exhibits thereto, required to be filed by it with the SEC since its incorporation (collectively, as they have been amended since the time of their filing and including all exhibits thereto, the “SEC Reports”). SPAC has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by SPAC with the SEC to all agreements, documents and other instruments that previously had been filed by SPAC with the SEC and are currently in effect. As of their respective dates, the SEC Reports complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, as the case may be, and the rules and regulations promulgated thereunder. None of the SEC Reports, as of their respective dates (or if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The audited financial statements and unaudited interim financial statements (including, in each case, the notes and schedules thereto) included in the SEC Reports complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by Form 10-Q of the SEC) and fairly present (subject, in the case of the unaudited interim financial statements included therein, to normal year-end adjustments and the absence of complete footnotes) in all material respects the financial position of SPAC as of the respective dates thereof and the results of SPAC’s operations and cash flows for the respective periods then ended.

(b) Except as permitted by virtue of SPAC’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, SPAC has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to SPAC is made known to SPAC’s principal executive officer and SPAC’s principal financial officer, particularly during the periods in which the periodic reports required under the Exchange Act are being prepared. To the knowledge of SPAC, such disclosure controls and procedures are effective in timely alerting SPAC’s principal executive officer and principal financial officer to material information required to be included in SPAC’s periodic reports under the Exchange Act.

(c) Except as disclosed in the SEC Reports, SPAC has established and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability; and (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any difference. To the knowledge of SPAC, such internal controls are sufficient to provide reasonable assurance regarding the reliability of SPAC’s financial reporting and the preparation of SPAC’s financial statements for external purposes in accordance with GAAP.

(d) Since its incorporation, SPAC has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of SPAC, (ii) a “material weakness” in the internal controls over financial reporting of SPAC, or (iii) fraud, whether or not material, that involves management or other employees of SPAC who have a significant role in the internal controls over financial reporting of SPAC.

(e) Except as disclosed in the SEC Reports, there are no outstanding loans or other extensions of credit made by SPAC to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of SPAC. SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(f) To the knowledge of SPAC, as of the date hereof, there are no outstanding comments from the SEC with respect to the SEC Reports. To the knowledge of SPAC, none of the SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

(g) Notwithstanding anything in this Section 4.08 or otherwise in this Agreement to the contrary, no representation or warranty is made by SPAC as to the accounting treatment of the SPAC Warrants or other changes in accounting arising in connection with any required restatement of SPAC’s historical financial statements, or as to any deficiencies in disclosure (including with respect to financial statement presentation or accounting and disclosure controls) arising from the treatment of such SPAC Warrants as equity rather than Liabilities or other required changes in the SEC Reports.

4.09 Business Activities.

(a) Since its incorporation, SPAC has not conducted any business activities other than activities directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Organizational Documents, there is no agreement, commitment, or Governmental Order binding upon SPAC or to which SPAC is a party that has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not had and would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) SPAC does not own or have a contractual right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transactions, SPAC has no interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination.

(c) Except for any fees or expenses payable by SPAC, Lower Holdings or Holdings as a result or in connection with the Transaction, there is no Liability, debt or obligation against SPAC, except for liabilities and obligations (i) reflected or reserved for in the SPAC’s most recent audited financial statements and interim financial statements, or disclosed in the notes thereto, included in the SEC Reports (other than any such liabilities not reflected, reserved or disclosed as are not and would not be, in the aggregate, material to SPAC, taken as a whole), (ii) that have arisen since March 31, 2023 in the ordinary and usual course of the operation of business of the SPAC (other than any such liabilities as are not and would not be, in the aggregate, material to SPAC, taken as a whole), (iii) that would not be required to be set forth on a consolidated balance sheet of SPAC prepared in accordance with GAAP or (iv) incurred in connection with or contemplated by this Agreement or the Transactions.

(d) Each of Holdings, Lower Holdings, SPAC Merger Sub and Company Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Agreements, the performance of its covenants and agreements in this Agreement and the Ancillary Agreements and consummating the Transactions and thereby and has not engaged in any activities or business, other than those incident or related to, or incurred in connection with, its organization, incorporation or formation, as applicable, its continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Agreement, the performance of its covenants or agreements in this Agreement or any Ancillary Agreement or the consummation of the Transactions contemplated hereby or thereby.

4.10 Taxes.

(a) SPAC has timely filed (taking into account any applicable extensions) all income and other material Tax Returns required to have been filed by it; all such Tax Returns are true, correct, and complete in all material respects and were prepared in substantial compliance with all applicable Laws; and SPAC has timely paid (taking into account any applicable extensions) all income and other material Taxes required to have been paid by it (whether or not shown on any Tax Return).

(b) SPAC has timely withheld or collected and timely paid (taking into account any applicable extensions) to the appropriate Governmental Authority all material amounts of Taxes required to have been withheld or collected and paid in connection with amounts paid or owing to any employee, independent contractor, other service providers, equity interest holder or other Person, and has complied, in all material respects, with all applicable reporting requirements and Laws relating to such withholding or collection and payment of Taxes.

(c) No assessments, deficiencies or adjustments for any material unpaid Taxes of SPAC have been claimed, proposed, asserted or threatened in writing by any Governmental Authority that remain unpaid or have not been resolved. SPAC is not currently the subject of an audit, examination or Action by any Governmental Authority with respect to any material Taxes. SPAC has not been informed in writing of the commencement or anticipated commencement of any audit, examination or Action by any Governmental Authority with respect to material Taxes that has not been resolved or completed.

(d) SPAC is not party to any agreement (or has otherwise agreed) to extend or waive the time in which any material Tax may be assessed or collected by any Governmental Authority, other than any such extensions or waivers that are no longer in effect. SPAC is not currently the beneficiary of any extension of time within which to file any Tax Return, other than automatic extensions of time to file Tax Returns not requiring the consent of any Governmental Authority.

(e) No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Governmental Authority with respect to SPAC with respect to Taxes which agreement or ruling would be effective after the Closing Date.

(f) SPAC is not and has not been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

(g) There are no Liens for Taxes on any assets of SPAC other than Permitted Liens.

(h) SPAC (i) has not been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was SPAC) or any affiliated, combined, consolidated, aggregate, unity or other group under applicable Tax law (other than a group the common parent of which was SPAC) or (ii) does not have any material Liability for the Taxes of any other Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Tax Law), as a transferee or successor, by Contract or otherwise (other than in each case any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(i) No written claims have been made by any Governmental Authority in a jurisdiction where SPAC does not file Tax Returns that SPAC is or may be subject to taxation by that jurisdiction.

(j) SPAC is not a party to any Tax allocation, Tax sharing or Tax indemnity Contract or similar Contract with respect to Taxes (other than in each case any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes).

(k) SPAC will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date initiated prior to the Closing; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law) entered into prior to the Closing; or (iv) an election under Section 965 of the Code.

(l) SPAC is an income Tax resident only in the country in which it is organized.

(m) SPAC does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the country in which it is organized.

(n) SPAC is, and at all times since its formation has been, a domestic corporation taxable as a C corporation for U.S. federal income Tax purposes (and state and local Tax purposes, where applicable), and no election has been filed or made to change such classification for U.S. federal income Tax purposes (and state and local Tax purposes, where applicable).

(o) Company Merger Sub is, and at all times since its formation has been, disregarded as an entity separate from Holdings for U.S. federal income Tax purposes (and state and local Tax purposes, where applicable), and no election has been filed or made to change such classification for U.S. federal income Tax purposes (and state and local Tax purposes, where applicable).

(p) Each of Lower Holdings and Holdings is, and at all times since its formation has been, a domestic corporation taxable as a C corporation for U.S. federal income Tax purposes (and state and local Tax purposes, where applicable), and no election has been filed or made to change such classification for U.S. federal income Tax purposes (and state and local Tax purposes, where applicable).

(q) SPAC has not taken or agreed to take any action not contemplated by this Agreement and/or any other Transaction Document that could reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment. To the knowledge of SPAC, there is no fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

4.11 Capitalization.

(a) The authorized capital stock of SPAC consists of (i) 1,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares of preferred stock are issued and outstanding as of the date of this Agreement, (ii) 100,000,000 shares of SPAC Class A Common Stock, of which 6,489,246 shares of SPAC Class A Common Stock of SPAC are issued and outstanding as of the date of this Agreement and (iii) 10,000,000 of SPAC Class B Common Stock, of which 5,750,000 shares of SPAC Class B Common Stock are issued and outstanding as of the date of this Agreement. 11,500,000 SPAC Public Warrants and 9,400,000 SPAC Private Placement Warrants are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of SPAC Common Stock and SPAC Warrants (x) have been duly authorized and validly issued and are fully paid and nonassessable, (y) were issued in compliance in all material respects with applicable Law and (z) were not issued in breach or violation of any preemptive rights or Contract.

(b) Except for the shares of SPAC Class B Common Stock and SPAC Warrants, as of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of SPAC Common Stock or other equity interests of SPAC, or any other Contracts to which SPAC is a party or by which SPAC is bound obligating SPAC to issue or sell any shares of capital stock of, other equity interests in or debt securities of, SPAC, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in SPAC. Except as disclosed in the SEC Reports or as set forth in the SPAC Organizational Documents, there are no outstanding contractual obligations of SPAC to repurchase, redeem or otherwise acquire any securities or equity interests of SPAC. There are no outstanding bonds, debentures, notes or other Indebtedness of SPAC having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which SPAC Stockholders may vote. Except as disclosed in the SEC Reports, SPAC is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to SPAC

Common Stock or any other equity interests of SPAC. SPAC does not own any capital stock or any other equity interests in any other Person (except for Holdings) and, except as set forth in the SPAC Organizational Documents, SPAC does not have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

(c) Subject to such changes as may be reasonably required to effect and consummate the Transactions, the authorized capital stock of Holdings consists of 1,000 shares of Holdings Common Stock, of which zero (0) shares of Holdings Common Stock are issued and outstanding as of the date of this Agreement. As of the Effective Time, all of the issued and outstanding shares of Holdings Common Stock and Holdings Warrants (i) will have been duly authorized and will be validly issued, fully paid and nonassessable, (ii) will have been issued in compliance in all material respects with applicable Law and (iii) will not have been issued in breach or violation of any preemptive rights or Contract.

(d) As of the date hereof, the authorized capital stock of SPAC Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share (the “SPAC Merger Sub Common Stock”), of which 1,000 shares of SPAC Merger Sub Common Stock are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of SPAC Merger Sub Common Stock (i) have been duly authorized and will be validly issued, fully paid and nonassessable, (ii) have been issued in compliance in all material respects with applicable Law and (iii) have not been issued in breach or violation of any preemptive rights or Contract.

(e) As of the date hereof, the authorized capital stock of Company Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share (the “Company Merger Sub Common Stock”), of which 1,000 shares of Company Merger Sub Common Stock are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of Company Merger Sub Common Stock (i) have been duly authorized and will be validly issued, fully paid and nonassessable, (ii) have been issued in compliance in all material respects with applicable Law and (iii) have not been issued in breach or violation of any preemptive rights or Contract.

(f) Subject to such changes as may be reasonably required to effect and consummate the Transactions, the authorized capital stock of Lower Holdings of 1,000 shares of common stock, par value $0.0001 per share. As of the Effective Time, all of the issued and outstanding shares of common stock of Lower (i) will have been duly authorized and will be validly issued, fully paid and nonassessable, (ii) will have been issued in compliance in all material respects with applicable Law and (iii) will not have been issued in breach or violation of any preemptive rights or Contract.

(g) As of the date hereof, there are (i) no subscriptions, calls, options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of Holdings Common Stock or other equity interests of Holdings, or any other Contracts (other than this Agreement) to which Holdings is a party or by which Holdings is bound obligating Holdings to issue or sell any shares of capital stock of, other equity interests in or debt securities of, Holdings, and (ii) no equity equivalents, stock appreciation rights, phantom stock ownership interests or similar rights in Holdings. There are no outstanding bonds, debentures, notes or other Indebtedness of Holdings having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter for which Holdings’ stockholders may vote. Holdings is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to Holdings Common Stock or any other equity interests of Holdings, other than the Ancillary Agreements or those relating to the Transactions. Prior to the Closing, Holdings does not own any capital stock or any other equity interests in any other Person, other than SPAC Merger Sub and Company Merger Sub, and Holdings does not have any right, option, warrant, conversion right, stock appreciation right, redemption right, repurchase right, agreement, arrangement or commitment of any character under which a Person is or may become obligated to issue or sell, or give any right to subscribe for or acquire, or in any way dispose of, any shares of the capital stock or other equity interests, or any securities or obligations exercisable or exchangeable for or convertible into any shares of the capital stock or other equity interests, of such Person.

4.12 Listing. The issued and outstanding SPAC Units are Registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the OTCQX under the symbol “IRRXU.” The issued and outstanding shares of SPAC Class A Common Stock are Registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the OTCQX under the symbol “IRRX”. The SPAC Warrants are Registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on OTCQX under the symbol “IRRXW”. None of SPAC or its Affiliates has taken any action in an attempt to terminate the registration of the SPAC Units, SPAC Class A Common Stock or SPAC Warrants under the Exchange Act except as contemplated by this Agreement. As of the date of this Agreement, SPAC intends to list on the NASDAQ on or before the Closing and there is no material Action pending, or to SPAC’s knowledge, threatened against SPAC by OTCQX, NYSE, NASDAQ or the SEC with respect to any intention by such entity to deregister SPAC Class A Common Stock or prohibit or terminate the listing of SPAC Class A Common Stock on OTCQX or any future listing on NASDAQ.

4.13 Fairness Opinion. Prior to execution of this Agreement, the SPAC Board shall receive the opinion of Northland Securities, Inc., or another registered and reputable financial advisory firm to the effect that, as of the date of such opinion, the aggregate consideration to be paid to the Company Members for the Group Companies in connection with the Transactions, is fair, from a financial point of view to SPAC.

4.14 Board Approval.

(a) The SPAC Board, by resolutions duly adopted by unanimous written consent, has duly (i) determined that this Agreement and the Transactions, including the Mergers, are advisable and in the best interests of SPAC and are fair to the SPAC Stockholders, and (ii) recommended that the SPAC Board recommend that the SPAC Stockholders approve and adopt this Agreement and the Transactions.

(b) The SPAC Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) upon recommendation of the special committee of the SPAC Board, determined that this Agreement and the Transactions, including the Mergers, are in the best interests of SPAC and are fair to the SPAC Stockholders; (ii) upon recommendation of the special committee of the SPAC Board, recommended that the SPAC Stockholders approve and adopt this Agreement and the Transactions and (iii) been submitted for consideration by the SPAC Stockholders at the stockholders meeting.

(c) The board of directors of Holdings, by resolutions duly adopted by unanimous written consent, has duly (i) determined that this Agreement and the Transactions, including the Mergers, are advisable and in the best interests of Holdings and its sole stockholder; (ii) approved this Agreement and the Transactions.

(d) The sole member of Company Merger Sub, by resolutions duly adopted by written consent, has duly (i) determined that this Agreement and the Transactions, including the Mergers, are advisable and in the best interests of Company Merger Sub and (ii) approved and adopted this Agreement and the Transactions (including the Mergers).

(e) The sole member of SPAC Merger Sub, by resolutions duly adopted by written consent, has duly (i) determined that this Agreement and the Transactions, including the Mergers, are advisable and in the best interests of SPAC Merger Sub and (ii) approved and adopted this Agreement and the Transactions (including the Mergers).

4.15 Investment Company; Emerging Growth Company.SPAC is not, and after giving effect to the Transactions will not be, an “investment company” within the meaning of the Investment Company Act of 1940 and SPAC constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act.

4.16 No Outside Reliance. Notwithstanding anything contained in this ARTICLE IV or any other provision hereof, SPAC, Lower Holdings, Holdings and their respective Affiliates and any of their respective directors, officers, employees, stockholders, partners, members or representatives, acknowledge and agree that SPAC has made its own investigation of the Company and that neither the Company nor any of its Affiliates, nor any of their respective directors, officers, employees, stockholders, partners, members, agents or representatives, is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in ARTICLE III, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by SPAC or its representatives) or reviewed by SPAC) or management presentations that have been or shall hereafter be provided to SPAC or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in ARTICLE III of this Agreement. SPAC understands and agrees that any assets, properties and business of the Group Companies are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in ARTICLE III or any certificate delivered in accordance with Section 8.02(c), with all faults and without any other representation or warranty of any nature whatsoever.

4.17 No Additional Representations and Warranties. Except as provided in this ARTICLE IV, none of the SPAC Parties, nor any of their respective directors, officers, employees, stockholders, partners, members or representatives has made, is authorized to make, or is making, any representation or warranty whatsoever to the Group Companies or their respective Affiliates, and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Group Companies or their respective Affiliates, including in this Agreement or in any Exhibit or Ancillary Agreement.

ARTICLE V

COVENANTS OF THE COMPANY

5.01 Conduct of Business. Except as set forth on Schedule 5.01, otherwise required by this Agreement, contemplated by this Agreement in connection with the Transactions or as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld or delayed), from the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms (the “Interim Period”), (x) the Group Companies shall operate and conduct their respective businesses in the ordinary course of business, and (y) the Company shall not, and shall cause its Subsidiaries not to:

(a) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, Company or Subsidiary of Company or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests;

(b) change, modify or amend organizational documents of any Group Company;

(c) (i) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in a Group Company; (ii) split, combine or reclassify any capital stock of, or other equity interests in a Group Company; (iii) issue, deliver, sell, transfer, pledge or dispose of, or place any Lien (other than a Permitted Lien), on any capital stock of, or other equity interests in, any Group Company; or (iv) other than in connection with organizational documents in order to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, a Group Company;

(d) except in the ordinary course of filing Tax Returns or as otherwise required by applicable Law, (i) make or change any material Tax election; (ii) change any material Tax accounting method;(iii) file any amendment to a material Tax Return; (iv) enter into any agreement with a Governmental Authority with respect to material Taxes; (v) settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes; (vi) consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes; or (vii) enter into any Tax sharing Contract or similar Contract relating to Taxes (excluding in each case for purpose of this (vii) any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes);

(e) except as required under the terms of any Benefit Plan applicable Law, (A) grant or announce any increase in salaries, bonuses, severance, termination, retention or change-in-control pay, or other compensation and benefits payable or to become payable by the Company or any of its Subsidiaries to any current or former employee, except for increases in salary or (B) adopt, establish or enter into any plan, policy or arrangement that would constitute a Benefit Plan if it were in existence on the date hereof, other than in the case of the renewal of group health or welfare plans;

(f) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Company;

(g) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any Liability;

(h) incur, assume, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise) any Indebtedness or modify the terms of an Indebtedness, except in either case, Indebtedness incurred among the Group Companies;

(i) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of a Group Company (other than the Transactions);

(j) sell, assign, transfer, convey, lease, exclusively license, abandon, allow to lapse or expire, subject to or grant any Lien (other than Permitted Liens) on, or otherwise dispose of, any material assets, rights or properties (including material Owned Intellectual Property) of a Group Company, other than (i) the expiration of Owned Intellectual Property in accordance with the applicable statutory term or abandonment of Owned Intellectual Property registrations or applications in the ordinary course of business, (ii) non-exclusive licenses of Owned Intellectual Property granted in the ordinary course consistent with past practices, (iii) the sale or provision of any Group Company products to customers in the ordinary course of business, or the sale, permission to lapse, abandonment, or other disposition of tangible assets or equipment deemed by a Group Company in its reasonable business judgment to be obsolete or not worth the costs of maintaining or registering the item, or (iv) transactions among the Group Companies;

(k) enter into, modify, amend, waive any right under, or terminate, any Contract of a type required to be listed on Schedule 3.12(a) or any lease to which any Group Company is a party or by which its assets are bound, but in each case excluding (i) entries, modifications, amendments, waivers, terminations or non-renewals of Contracts in the ordinary course of business, (ii) non-renewals or expirations of Contracts in accordance with their terms and (iii) terminations of any Contracts set forth on Schedule 5.01;

(l) disclose to any Person any Trade Secrets or any source code constituting Owned Intellectual Property (in each case, other than to the SPAC or its Affiliates, or pursuant to a written confidentiality agreement entered into in the ordinary course of business, or in connection with the Transactions);

(m) negotiate, modify, extend, or enter into any collective bargaining agreement or recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining Representative for any employee of any Group Company;

(n) waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement, or other restrictive covenant obligation of any individual;

(o) directly or indirectly acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by purchasing all of or a substantial equity interest in, or by any other manner, any business or any corporation, partnership, limited liability company, joint venture, association or other entity or Person or division thereof in each case, that would be material to the Group Company, taken as a whole, and other than in the ordinary course of business;

(p) make any loans or advance any money or other property to any Person, except for (i) advances in the ordinary course of business to employees, officers or independent contractors of the Group Companies, (ii) prepayments and deposits paid to suppliers of the Group Companies in the ordinary course of business, (iii) trade credit extended to customers of the Group Companies in the ordinary course of business, and (iv) loans or advances among the Group Companies;

(q) make any material change in accounting principles or methods of accounting, other than as may be required by GAAP;

(r) fail to maintain in full force and effect material insurance policies covering the Group Companies and their respective properties, assets, and businesses in a form and amount consistent with past practices in a manner detrimental to any of the Group Companies;

(s) enter into any Contract or amend in any material respect any existing Contract with any Company Member or any Affiliate of any Company Member (excluding any ordinary course payments of compensation, provision of benefits or reimbursement of expenses in respect of Company Members who are officers, directors, employees or other service providers of any of the Group Companies in their capacity as an officer, director, employee or other service provider);

(t) enter into any Contract, or otherwise become obligated, to do any action prohibited under Section 5.01(a) through Section 5.01(s).

5.02 Inspection.

(a) The Company shall, and shall cause its Subsidiaries to, afford to SPAC and its Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, in such manner as to not interfere with the normal operation of the Group Companies, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Group Companies, and shall furnish such SPAC and its Representatives with all financial and operating data and other information concerning the affairs of the Group Companies to the extent such information is in the possession of the Group Companies, as SPAC or its Representatives may reasonably request. None of the Group Companies shall be required to provide SPAC or any of its any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any Trade Secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply; provided to the extent that the Group Companies denies SPAC and its Representatives access to such information, the Group Companies shall provide written notice to SPAC explaining in reasonable detail the category or categories set forth under clauses (A) through (D) that such information qualifies for and the reason for such qualification. All information obtained by SPAC and its Representatives hereunder shall be kept strictly confidential by them, except to the extent (i) otherwise required by Law or (ii) furnished to SPAC or authorized for inclusion, by or on behalf of the Group Companies or their respective Representatives, in the Form S-4 or the Proxy Statement/Prospectus.

(b) All information obtained by pursuant to this Section 5.02 shall be kept confidential in accordance with the Non-Disclosure and Confidentiality Agreement (the “Confidentiality Agreement”), between SPAC and the Company, as the same may be further amended or supplemented, the terms of which are incorporated herein by reference.

(c) Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, the Company (and its Representatives) may consult any Tax advisor as is reasonable necessary regarding the structure and Intended Tax Treatment of the Transactions and may disclose to such advisor, as is reasonably necessary, the structure and Intended Tax Treatment of the Transactions and all materials (including opinions or other Tax analyses) that are provided relating to such structure or treatment.

5.03 No SPAC Common Stock Transactions. From and after the date of this Agreement until the Effective Time, except as otherwise contemplated by this Agreement, none of the Group Companies or their respective controlling Affiliates, directly or indirectly, shall engage in any transactions involving the securities of SPAC without the prior consent of SPAC. The Company shall use reasonable best efforts to require each of its Subsidiaries and controlling Affiliates to comply with the foregoing sentence.

5.04 No Claim Against the Trust Account. The Company, on behalf or itself, its Subsidiaries, and their respective Affiliates, represents and warrants that it has read SPAC’s final prospectus, dated November 12, 2021 (File No. 333-256381) and other SEC Reports, the SPAC Organizational Documents, and the Trust Agreement and understands that SPAC has established the Trust Account described therein for the benefit of SPAC’s public stockholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company, on behalf of itself, its Subsidiaries and their respective Affiliates further acknowledges and agrees that, if the Transactions, or, in the event of termination of this Agreement, another Business Combination, are not consummated by November 15, 2024 or such later date as approved by the SPAC Board upon written request from Sponsor, to complete a Business Combination, SPAC will be obligated to return to the SPAC Stockholders the amounts being held in the Trust Account. The Company on behalf of itself, its Subsidiaries and their respective Affiliates further acknowledges and agrees that, notwithstanding any other provision contained in this Agreement, no Group Company or its Affiliate has and shall not at any time prior to the Effective Time have, any claim to, or make any claim against, the Trust Account, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between or among the Group Companies or their respective Affiliates, on the one hand, and SPAC Parties on the other hand, this Agreement, the Ancillary Agreements, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 5.04 as the “Claims”). Notwithstanding any other provision contained in this Agreement, the Company, on behalf of itself, its Subsidiaries, and their respective Affiliates hereby (a) irrevocably waives any Claim such parties may have, now or in the future and will not seek recourse against the Trust Account for any reason whatsoever in respect of any Claim, (b) agrees and acknowledges that such irrevocable waiver is material to this Agreement and the Transactions and specifically relied on by SPAC to induce SPAC to enter into this Agreement, and (c) intends and understands such waiver to be valid, binding and enforceable against the Group Companies and their respective Affiliates under applicable Law. However, that the foregoing waiver will not limit or prohibit the Group Companies or their respective Affiliates from (x) pursuing a claim against SPAC pursuant to this Agreement for specific performance or other equitable relief in connection with the Transactions or (y) pursuing any Claims that the Group Companies or their respective Affiliates may have against SPAC’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds). In the event that a Group Company or its Affiliates commences any Action against or involving the Trust Account in violation of the foregoing, as determined by a court of competent jurisdiction in a final non-appealable judgment or order, SPAC shall be entitled to recover from the Company the associated reasonable legal fees and costs in connection with any such Action, in the event SPAC prevails in such Action. This Section 5.04 shall survive the termination of this Agreement for any reason.

5.05 Proxy Solicitation; Other Actions.

(a) The Company agrees to use reasonable best efforts to provide SPAC, as soon as reasonably practicable following the date of this Agreement, audited financial statements with an unqualified audit opinion, including consolidated balance sheets, statements of income, statements of cash flows, and statements of stockholders equity of the Group Companies as of and for the years ended December 31, 2022 and December 31, 2023, audited in accordance with the standards of the Public Company Accounting Oversight Board, and unaudited interim statements for the most recent quarter preceding the date of the filing of the Proxy Statement/Prospectus, in each case, prepared in accordance with GAAP and Regulation S-X (the “PCAOB Financials”). The Group Companies shall use reasonable best efforts to make their officers and employees available to, in each case, during normal business hours and upon reasonable advanced notice, SPAC and its Representatives in connection with (i) the drafting of the Proxy Statement/Prospectus and (ii) responding in a timely manner to comments on the Proxy Statement/Prospectus from the SEC. Without limiting the generality of the foregoing, the Group Companies shall reasonably cooperate with SPAC in connection with the preparation for inclusion in the Proxy Statement/Prospectus of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC).

(b) From and after the date on which the Proxy Statement/Prospectus is mailed to the SPAC Stockholders, the Company will give SPAC prompt written notice of any action taken or not taken by any Group Company or of any development regarding the any Group Company, in any such case that is known by the Company, that would cause the Proxy Statement/Prospectus to contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, that, if any such action shall be taken or fail to be taken or such development shall otherwise occur, SPAC and the Company shall cooperate fully to cause an amendment or supplement to be made promptly to the Proxy Statement/Prospectus or, to the extent required by Securities Laws, a post-effective amendment to the Form S-4, such that the Form S-4 and the Proxy Statement/Prospectus no longer contain an untrue statement of a material fact or omit to state to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading; provided, further, however, that no information received by SPAC pursuant to this Section 5.05 shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by the party who disclosed such information, and no such information shall be deemed to change, supplement or amend the Company Disclosure Schedule.

ARTICLE VI

COVENANTS OF SPAC, HOLDINGS, LOWER HOLDINGS AND MERGER SUBS

6.01 Indemnification and Insurance.

(a) Subject to Section 6.01(b), from and after the Effective Time, Holdings and Lower Holdings agree that they will, and will cause the SPAC Surviving Subsidiary and Surviving Company, to indemnify and hold harmless each present and former director and officer of the Group Companies and SPAC against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action against such Person in their capacity as an officer or director, whether civil, criminal, administrative, regulatory or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time a (“D&O Indemnifiable Claim”), to the fullest extent that the Group Companies, Holdings, Lower Holdings or SPAC, as the case may be, may under applicable Law and their respective certificates of incorporation, certificate of formation, bylaws, limited liability company agreements, or other organizational documents in effect on the date of this Agreement indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, but subject to Section 6.01(b), Holdings and Lower Holdings shall, and shall cause SPAC Surviving Subsidiary and Surviving Company, to (i) maintain for a period of not less than six (6) years from the Effective Time provisions in their respective certificates of incorporation (if applicable), bylaws and other organizational documents concerning the indemnification and exculpation (including provisions relating to expense advancement) of officers and directors for D&O Indemnifiable Claims that are no less favorable to those Persons than the provisions of such certificates of incorporation (if applicable), bylaws and other organizational documents as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b) For a period of six (6) years from the Effective Time, Holdings and Lower Holdings shall, and shall cause the SPAC Surviving Subsidiary and Surviving Company, to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the SPAC’s or the Group Companies’ directors’ and officers’ liability insurance policies (true, correct and complete copies of the Group Companies’ directors’ and officers’ liability insurance policies have been heretofore made available to SPAC or its agents or Representatives) for liability prior to the date hereof, on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Holdings or Lower Holdings be required to pay an annual premium for such insurance in excess of 300%

of the aggregate annual premium payable by the Group Companies for such insurance policy for the year ended December 31, 2023; provided, however, that (i) Holdings and Lower Holdings shall cause coverage to be extended under the current directors’ and officers’ liability insurance policies by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to D&O Indemnifiable Claims existing or occurring at or prior to the Effective Time, and the premiums and all other cost of such “tail” policy shall be paid for at the Closing in accordance with Section 2.14, and (ii) if any claim or Action is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 6.01 shall be continued in respect of such claim until the final disposition thereof. Notwithstanding anything to the contrary, in the event there is a D&O Indemnifiable Claim against a Person that (x) would have been covered by the SPAC or the Group Companies’ directors’ and officers’ liability insurance policies, and (y) such D&O Indemnifiable Claim relates to or arises from events prior to or at the Effective Date, including in connection with the Transactions, then the “tail” policy shall be the first source of recourse for each Person subject to claim or Action (on a primary non-contributory basis) and such Person must exhaust recourse against the “tail” policy before seeking indemnification (including advancement of expenses) or exculpation against Holdings, Lower Holdings, the SPAC Surviving Subsidiary or the Surviving Company for a D&O Indemnifiable Claim.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 6.01 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on Holdings, Lower Holdings, SPAC Surviving Subsidiary and Surviving Company and their respective successors and assigns. In the event that Holdings, Lower Holdings, SPAC Surviving Subsidiary, Surviving Company or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Holdings or Lower Holdings, as the case may be, shall ensure that proper provision shall be made so that the successors and assigns of Holdings, Lower Holdings, SPAC Surviving Subsidiary or Surviving Company, as the case may be, shall succeed to the obligations set forth in this Section 6.01.

6.02 Conduct of SPAC and Holdings During the Interim Period.

(a) During the Interim Period, except as set forth on Schedule 6.01(b) or as contemplated by this Agreement (including any changes relating to the capitalization of Lower Holdings or Holdings as may reasonably be required to effect and consummate the Transactions) or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, or delayed), SPAC, Lower Holdings and Holdings shall not:

(i) change, modify or amend the Trust Agreement or the SPAC Organizational Documents, the Lower Holdings Organizational Documents or the Holdings Organizational Documents;

(ii) (A) declare, set aside or pay any dividends on, or make any other distribution in respect of any outstanding capital stock of, or other equity interests in, SPAC, Lower Holdings or Holdings; (B) split, combine or reclassify any capital stock of, or other equity interests in, SPAC, Lower Holdings or Holdings; or (C) other than in connection with the Offer or as otherwise required by the SPAC Organizational Documents, Lower Holdings Organizational Documents or the Holdings Organizational Documents to consummate the Transactions, repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any capital stock of, or other equity interests in, SPAC, Lower Holdings or Holdings;

(iii) except in the ordinary course of filing Tax Returns or as otherwise required by applicable Law, (A) make or change any material Tax election; (B) change any material Tax accounting method; (C) file any amendment to a material Tax Return; (D) enter into any agreement with a Governmental Authority with respect to material Taxes; (E) settle or compromise any claim or assessment by a Governmental Authority in respect of material Taxes; (F) consent to any extension or waiver of the statutory period of limitations applicable to any claim or assessment in respect of material Taxes; or (G) enter into any Tax sharing Contract or similar Contract relating to Taxes (excluding in each case for purposes of this (G) any Contract entered into in the ordinary course of business and the principal purpose of which does not relate to Taxes);

(iv) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of SPAC, Lower Holdings or Holdings (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(v) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include, but not be limited to, any pending or threatened Action) or compromise or settle any Liability;

(vi) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness;

(vii) (A) offer, issue, deliver, grant or sell, or authorize or propose to offer, issue, deliver, grant or sell, any capital stock of, or other equity interests in, SPAC, Lower Holdings or Holdings or any securities convertible into, or any rights, warrants or options to acquire, any such capital stock or equity interests, other than in connection with the exercise of any SPAC Warrants outstanding on the date hereof or as otherwise contemplated by Section 6.05 or Section 6.06, or (B) amend, modify or waive any of the terms or rights set forth in, any SPAC Warrant or the SPAC Warrant Agreement, including any amendment, modification or reduction of the warrant price set forth therein; or

(b) During the Interim Period, SPAC, Lower Holdings and Holdings shall comply with, and continue performing under, as applicable, the SPAC Organizational Documents, the Lower Holdings Organizational Documents, Holdings Organizational Documents, the Trust Agreement and all other agreements or Contracts to which SPAC, Lower Holdings or Holdings may be a party.

6.03 Trust Account. Prior to or at the Closing (subject to the satisfaction or waiver of the conditions set forth in Article VIII), SPAC shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement for the following: (a) the redemption of any shares of SPAC Common Stock by Redeeming SPAC Stockholders; (b) the payment of the Outstanding Transaction Expenses pursuant to Section 2.14, and subject to the limitations set forth therein; and (c) the balance, if any, of the assets in the Trust Account, if any, after payment of the amounts required under the foregoing clauses (a) and (b), to be disbursed to SPAC.

6.04 Inspection.

(a) Subject to confidentiality obligations and similar restrictions that may be applicable to information furnished to SPAC by third parties, which information may be in SPAC’s possession from time to time, and except for any information that in the opinion of SPAC’s legal counsel would result in the loss of attorney-client privilege or other privilege from disclosure, SPAC, Lower Holdings and Holdings shall afford to the Company, its Affiliates and their respective Representatives reasonable access during the Interim Period, during normal business hours and with reasonable advance notice, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of SPAC, and shall furnish to the Company, its Affiliates, and their respective Representatives with all financial and operating data and other information concerning the affairs of SPAC, to the extent that such information is in the possession of SPAC, as such Representatives may reasonably request. The Parties shall use commercially reasonable efforts to make alternative arrangements for such disclosure where the restrictions in the preceding sentence apply. All information obtained by the Company, its Affiliates, and their Representatives hereunder shall be kept strictly confidential by them except to the extent otherwise required by law.

(b) All information obtained by the SPAC pursuant to this Section 6.04 shall be kept confidential in accordance with the Confidentiality Agreement.

(c) Notwithstanding anything in this Agreement or the Confidentiality Agreement to the contrary, the SPAC (and its Representatives) may consult any Tax advisor as is reasonable necessary regarding the structure and Tax treatment of the Transactions and may disclose to such advisor, as is reasonably necessary, the structure and Tax treatment of the Transactions and all materials (including opinions or other Tax analyses) that are provided relating to such structure or treatment.

6.05 SPAC and Holdings National Exchange Listing. From the date hereof through the Closing, SPAC, Lower Holdings and Holdings shall use reasonable best efforts to cause Holdings Class A Common Stock to be issued in the Transactions to be approved for listing on a National Exchange, subject to official notice of issuance, prior to or concurrently at the Closing.

6.06 SPAC Public Filings. FROM THE DATE HEREOF THROUGH THE CLOSING, SPAC WILL USE COMMERCIALLY REASONABLE EFFORTS TO KEEP CURRENT AND TIMELY FILE ALL REPORTS REQUIRED TO BE FILED OR FURNISHED WITH THE SEC AND OTHERWISE COMPLY IN ALL MATERIAL RESPECTS WITH ITS REPORTING OBLIGATIONS UNDER APPLICABLE SECURITIES LAWS.

6.07 Amended & Restated Certificate of Incorporation and Amended & Restated Holdings Bylaws. Prior to Closing, the board of directors of Holdings, by resolutions duly adopted by unanimous written consent, will duly approve the Amended & Restated Holdings Certificate of Incorporation and the Amended & Restated Holdings Bylaws and will recommend to the SPAC Stockholders that the SPAC Stockholders approve such Amended & Restated Holdings Certificate of Incorporation and the Amended & Restated Holdings Bylaws.

6.08 Company Member Redemption. If any Available Closing Date Cash remains at Closing consistent with Section 7.10, then at the Closing, the SPAC Parties shall cause Holdings to pay to the Company Members the Company Member Redemption Consideration in lieu of issuing the applicable Company Common Stock Consideration pursuant to the terms and conditions of the Rollover Agreement (the “Company Member Redemption”).

ARTICLE VII

JOINT COVENANTS

7.01 Support of Transaction. Without limiting any covenant contained in ARTICLE V or ARTICLE VI, including the obligations of the Company and SPAC with respect to the notifications, filings, reaffirmations and applications described in Section 7.11, respectively, which obligations shall control to the extent of any conflict with the succeeding provisions of this Section 7.01, SPAC and the Company shall each, and the Company shall cause its Subsidiaries to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the Transactions, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of SPAC, the Group Companies, or their respective Affiliates are required to obtain in order to consummate the Transactions, including any required approvals of parties to material Contracts with the Group Companies, and (c) take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article VIII or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable. Notwithstanding the foregoing, in no event shall SPAC, or a Group Company be obligated to bear any expense or pay any fee or grant any concession in connection with obtaining any consents, authorizations or approvals pursuant to the terms of any Contract to which a Group Company is a party or otherwise in connection with the consummation of the Transactions.

7.02 Preparation of Form S-4 & Proxy Statement; Special Meeting.

(a) As promptly as practicable following the execution and delivery of this Agreement, the Parties shall use reasonable best efforts to prepare and mutually agree upon (such agreement not to be unreasonably withheld or delayed) the Form S-4 (it being understood that the Form S-4 shall include the Proxy Statement/Prospectus that will be included therein as a prospectus and that will be used as a proxy statement for the Special Meeting). Promptly following the Company’s production of financial statements pursuant to Section 5.05(a), Holdings shall file the Form S-4 with the SEC.

(b) None of the information relating to the Group Companies supplied by the Company, or by any other Person acting on behalf of the Company, in writing specifically for inclusion in the Proxy Statement/Prospectus will, as of the date the Proxy Statement/Prospectus (or any amendment or supplement thereto) is first mailed to the SPAC Stockholders, at the time of the Special Meeting or at the Effective Time, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representations or warranties as to the information contained or incorporated by reference in or omitted from the Form S-4 or Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to the Company or its Affiliates by or on behalf of SPAC specifically for inclusion in the Form S-4 or Proxy Statement/Prospectus.

(c) SPAC shall ensure that: on the Effective Date, the Form S-4, and when first filed in accordance with Rule 424(b), the Proxy Statement/Prospectus (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; on the Effective Date, the Form S-4 will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b), the date the Proxy Statement/Prospectus is first mailed to SPAC Stockholders, and at the time of the Special Meeting, the Proxy Statement/Prospectus (together with any amendments or supplements thereto) will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that SPAC makes no representations or warranties as to the information contained in the Form S-4 or the Proxy Statement/Prospectus in reliance upon and in conformity with information furnished in writing to SPAC by or authorized on behalf of the Company specifically for inclusion in the Form S-4 or the Proxy Statement/Prospectus.

(d) Each of the Parties shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Form S-4 or Proxy Statement/Prospectus and any amendment to the Form S-4 or Proxy Statement/Prospectus filed in response thereto. If any Party becomes aware that any information contained in the Form S-4 or Proxy Statement/Prospectus shall have become false or misleading in any material respect or that the Form S-4 or Proxy Statement/Prospectus is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) SPAC and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Form S-4 and Proxy Statement/Prospectus. The Parties shall use reasonable best efforts to cause the Form S-4 or Proxy Statement/Prospectus as so amended or supplemented, to be filed with the SEC and to be disseminated to the holders of shares of SPAC Common Stock pursuant to applicable Law and subject to the terms and conditions of this Agreement and the SPAC Organizational Documents. Each of the Company and SPAC shall provide the other Parties with copies of any written comments, and shall inform such other Parties of any oral comments, that any Party receives from the SEC or its staff with respect to the Form S-4 or Proxy Statement/Prospectus promptly after the receipt of such comments and shall give the other Parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff. The Parties shall use reasonable best efforts to cause the Form S-4 to be declared effective as promptly as practicable after it is filed with the SEC and to keep the Form S-4 effective through the Closing in order to permit the consummation of the Transactions.

(e) The SPAC Parties shall file the Proxy Statement/Prospectus in accordance with the rules and regulations of the Exchange Act. SPAC agrees to include provisions in the Proxy Statement/Prospectus and to take reasonable action related thereto, with respect to (i) the adoption and approval of this Agreement, (ii) the approval of the Mergers and (iii) approval of any other proposals reasonably agreed by SPAC and the Company to be necessary or appropriate in connection with the Transactions contemplated hereby (collectively, the “Proposals”). Without the prior written consent of the Company, the Proposals shall be the only matters (other than procedural matters) that SPAC shall propose to be acted on by SPAC Stockholders at the Special Meeting.

(f) The Parties shall use best efforts to, as promptly as practicable (and in any event, within seven (7) Business Days after the SEC Clearance Date), (i) cause the Proxy Statement/Prospectus to be disseminated to SPAC Stockholders in compliance with applicable Law, (ii) establish the record date for, duly call, give notice of, convene and hold the Special Meeting in accordance with the DGCL for a date no later than thirty (30) days following the SEC Clearance Date and (iii) solicit proxies from the holders of SPAC Common Stock to vote in favor of each of the Proposals. SPAC shall, through the SPAC Board, recommend to the SPAC Stockholders that they approve the Proposals and shall include such recommendation in the Proxy Statement/Prospectus. Notwithstanding the foregoing provisions of this Section 7.02(d), if on a date for which the Special Meeting is scheduled, SPAC has not received proxies representing a sufficient number of shares of SPAC Common Stock to obtain the SPAC Stockholder Approval, whether or not a quorum is present, SPAC shall have the right to make one or more successive postponements or adjournments of the Special Meeting for the purpose of soliciting additional proxies.

7.03 Change in Recommendation.

(a) Except as would reasonably be expected to be a breach of the SPAC Board’s fiduciary duties under applicable Law (i) the recommendation of the SPAC Board in favor of each of the Proposals (the “SPAC Board Recommendation”) shall be included in the Proxy Statement/Prospectus and (ii) the SPAC Board shall not (and no committee or subgroup thereof shall) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the SPAC Board Recommendation for any reason (a “SPAC Change in Recommendation”); provided, that prior to making a SPAC Change in Recommendation, the SPAC Board will comply with the provisions of Section 7.04(b). SPAC agrees that its obligation to establish a record date for, duly call, give notice of, convene and hold the Special Meeting for the purpose of seeking approval of the Proposals shall not be affected by any intervening event or circumstance, and SPAC agrees to establish a record date for, duly call, give notice of, convene and hold the Special Meeting and submit for the approval of the Proposals by the SPAC Stockholders, in each case in accordance with this Agreement, regardless of any intervening event or circumstance.

(b) Except as would reasonably be expected to be a breach of the Company Operating Agreement or the fiduciary duties owed by any Company Member, including the Company Manager under applicable Law and subject to the receipt of the approval by the Requisite Members, no Company Member shall change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the recommendation of the Company Manager in favor of approval and adoption of this Agreement and the Mergers and the other Transactions contemplated by this Agreement for any reason (a “Company Change in Recommendation”); provided, that prior to making a Company Change in Recommendation, each Company Member, including the Company Manager, will comply with the provisions of Section 7.04(a). Company agrees that its obligation to deliver the Written Consent shall not be affected by any intervening event or circumstance, and Company agrees to take all action necessary to obtain and deliver the Written Consent, regardless of any intervening event or circumstance.

7.04 Exclusivity.

(a) During the Interim Period, except as permitted by this Agreement, the Group Companies shall not take, nor shall they permit any of their respective Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate or engage in discussions or negotiations with, or enter into any agreement with, or encourage, or provide information to, any Person (other than the SPAC Parties and their Affiliates or Representatives) concerning any purchase of any of the Company Membership Interests or other equity securities of the Company or the issuance and sale of any securities of, or membership interests in, the Group Companies or any merger or sale of substantial assets involving the Company or its Subsidiaries, other than immaterial assets or assets sold in the ordinary and usual course of business (each such acquisition transaction, but excluding the Transactions, an “Acquisition Transaction”). Notwithstanding the foregoing, the Company may respond to any unsolicited proposal regarding an Acquisition Transaction by indicating only that the Company is subject to an exclusivity agreement and is unable to provide any information related to the Group Companies, the Transactions, or entertain any proposals or offers or engage in any negotiations or discussions concerning an Acquisition Transaction for as long as that exclusivity agreement remains in effect and, in such event, the Company shall notify SPAC of such facts and circumstances. The Group Companies shall, and shall cause their respective Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Transaction.

(b) During the Interim Period, the SPAC Parties shall not take, nor shall it permit any of their Affiliates or Representatives to take, whether directly or indirectly, any action to solicit, initiate, continue or engage in discussions or negotiations with, or enter into any agreement with, or encourage, respond, provide information to or commence due diligence with respect to, any Person (other than the Group Companies, the Company Members, or any of their respective Affiliates or Representatives), concerning, relating to or which is intended or is reasonably likely to give rise to or result in, any offer, inquiry, proposal or indication of interest, written or oral relating to any Business Combination (a “Business Combination Proposal”), other than with the Group Companies, the Company Members and their respective Affiliates and Representatives. The SPAC Parties shall, and shall cause their respective Affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any Person conducted prior to the date hereof with respect to, or which is reasonably likely to give rise to or result in, a Business Combination Proposal. Notwithstanding the foregoing and in addition thereto, the SPAC may respond to any unsolicited proposal regarding a Business Combination Proposal by indicating only that

SPAC is subject to an exclusivity agreement and is unable to provide any information related to SPAC, the Transactions or entertain any proposals or offers or engage in any negotiations or discussions concerning a Business Combination Proposal for as long as that exclusivity agreement remains in effect and, in such event, SPAC shall notify Company of such facts and circumstances.

7.05 Tax Matters.

(a) Transfer Taxes. Notwithstanding anything to the contrary contained herein, Holdings shall be responsible for and shall pay (or cause to be paid) any and all Transfer Taxes to the applicable Governmental Authority. Holdings shall file or cause to be filed all necessary Tax Returns and other documentation with respect to Transfer Taxes.

(b) Intended Tax Treatment. The Parties intend that the Transactions qualify for the Intended Tax Treatment. The Parties shall file all Tax Returns consistent with, and shall not take any position for Tax purposes inconsistent with, the Intended Tax Treatment, unless otherwise required pursuant to a “determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local or non-U.S. Tax Law). Each Party shall not, and shall not permit or cause any Affiliate to, take (or fail to take) any action or cause any action to be taken (or to fail to be taken) (in each case other than any action contemplated by or prohibited by this Agreement and/or any other Transaction Document) that would reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment. Each Party shall use reasonable best efforts to notify the other Parties in writing if, before the Closing Date, such Party knows or has reason to believe that the Transactions may not qualify for the Intended Tax Treatment.

(c) Tax Returns. The Company Member Representative shall, at the expense of the Company Members, prepare or cause to be prepared and deliver to the Company for timely filing with the appropriate Governmental Authority all income Tax Returns required to be filed by the Company for all Tax periods ending on or prior to the Closing Date (including for the taxable period that ends as a result of the Closing) that are required to be filed after the Closing Date.

(d) Tax Controversies. In the case of any audit, examination or other Action with respect to any income Tax or income Tax Return of the Company for a Tax period ending on or before the Closing Date (“Tax Controversy”), Holdings shall promptly notify the Company Member Representative of such Tax Controversy after written notice of such Tax Controversy is received by the SPAC Parties or any of their Affiliates. Upon written notice to Holdings, the Company Member Representative shall exclusively control the conduct and settlement of any such Tax Controversy.

(e) Post-Closing Tax Actions. The SPAC Parties shall not, and shall not permit or cause any of their Affiliates (including the Company) to, (i) amend or file any income Tax Returns of the Company for any Tax period ending on or before the Closing Date, except as required pursuant to Section 7.05(c), (ii) make or change any Tax election of or relating to the Company with respect to income Taxes that has retroactive effect to any Tax period ending on or before the Closing Date or (iii) initiate any voluntary disclosure or similar process with respect to income Tax Returns of the Company for any Tax period ending on or before the Closing Date, in each case without the prior written approval of the Company Member Representative.

(f) Form S-4 and Proxy Statement/Prospectus Tax Cooperation. Each of the Parties shall use its reasonable best efforts to cooperate with one another and their respective Tax advisors or counsel in connection with any disclosure relating to the Tax consequences of the Transactions, including using commercially reasonable efforts to deliver to the relevant Tax advisors or counsel certificates (dated as of the necessary date and signed by an officer of each such Party) containing such customary representations as are reasonably necessary or appropriate for such Tax advisors or counsel to prepare such disclosure. If in connection with the filing of the S-4 and/or the Proxy Statement/Prospectus, the SEC requires that disclosure be provided in respect of the Tax consequences of or related to the Transactions: (i) to the extent such disclosure is with respect to the SPAC Parties or the SPAC equityholders, the SPAC Parties shall use their commercially reasonable efforts to cause Tax advisors or counsel to provide any such disclosure, subject to customary assumptions and limitations, and (ii) to the extent such disclosure is with respect to the Company or the Company Members, the Company shall use its commercially reasonable efforts to cause its Tax advisors or counsel to provide any such disclosure, subject to customary assumptions and limitations.

(g) Cooperation. Each of the Parties shall use its reasonable best efforts to cooperate with one another and their respective Tax advisors or counsel in connection with the filing of Tax Returns and any audit, examination or other Action with respect to Taxes, in each case relating to any Group Company. The Parties shall retain all books and records with respect to Tax matters pertinent to any Group Company relating to any Tax period ending on or before the Closing Date until the expiration of the statute of limitations of the respective Tax periods.

(h) SPAC FIRPTA Matters. At or prior to the Closing, SPAC shall deliver to Holdings a certificate and notice in compliance with Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h)(2), certifying that SPAC is not, and has not at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code, duly executed by SPAC and dated as of the Closing Date, in form and substance reasonably acceptable to the Company and Holdings.

(i) Company Member Withholding Certifications. At or prior to the Closing, the Company shall cause each Company Member as of immediately prior to the Effective Time to deliver an IRS Form W-9 of such Company Member, duly completed and executed and dated as of the Closing Date.

(j) Purchase Price Allocation. The Parties shall allocate the Company Merger Consideration (and any other amounts treated as consideration for U.S. federal income tax purposes) among the assets of the Company in accordance with the purchase price allocation schedule to be agreed to by the Parties prior to the Closing for all Tax purposes unless otherwise required pursuant to a “determination” within the meaning of Section 1313 of the Code (or any similar provision of state, local or non-U.S. Tax Law).

7.06 Publicity. Except as provided in Section 7.08 below, none of the Parties or any of their respective Affiliates shall make any public announcement or issue any public communication regarding this Agreement or the Transactions contemplated hereby, or any matter related to the foregoing, without first obtaining the prior consent of the Company or SPAC, as applicable (which consent shall not be unreasonably withheld, conditioned or delayed), except if such announcement or other communication is required by applicable Law or legal process (including pursuant to the Securities Laws or the rules of any National Exchange), in which case SPAC or the Company, as applicable, shall use its commercially reasonable efforts to coordinate such announcement or communication with the other Parties, prior to announcement or issuance; provided, however, that, subject to this Section 7.06, each Party hereto and its respective Affiliates may make announcements regarding this Agreement and the Transactions contemplated hereby to their respective directors, officers, employees, direct and indirect limited partners and investors without the consent of any other Party hereto; and provided, further, that subject to Section 5.02 and this Section 7.06, the foregoing shall not prohibit any Party hereto from communicating with third parties to the extent necessary for the purpose of seeking any third-party consent.

7.07 Post-Closing Cooperation; Further Assurances. Following the Closing, each Party shall, on the request of any other Party, execute such further documents, and perform such further acts, as may be reasonably necessary or appropriate to give full effect to the allocation of rights, benefits, obligations and liabilities contemplated by this Agreement and the Transactions contemplated hereby.

7.08 Public Announcements. The initial press release relating to this Agreement and the Transactions shall be a joint press release, the text of which has been agreed to by each of SPAC and the Company prior to the execution of this Agreement, and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement. Promptly after the execution of this Agreement, SPAC shall file a current report on Form 8-K with the SEC (the “Signing Filing”), which will include a copy of with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the applicable Securities Laws. The Company shall have the opportunity to review and comment upon the Signing Filing prior to filing and SPAC shall consider the Company’s comments in good faith. The Company, on the one hand, and the SPAC, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any Party) a press release announcing the consummation of the Transactions (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), the SPAC Parties shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by the applicable Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing. During the Interim Period, unless otherwise prohibited by applicable Law or the requirements of the applicable National Exchange, the Parties shall each use their reasonable best efforts to consult with each other before issuing, and provide each other reasonable opportunity to review and comment upon, any press release or otherwise making any public statements (including through social media platforms) with respect to this Agreement or any of the Transactions, and shall not issue any such press release or make any such public statement (including through social media platforms) without the prior written consent of the other Parties (not to be unreasonably withheld, conditioned or delayed) except to the extent required by applicable Law or rules of an applicable National Exchange, in which case the disclosing Party shall, to the fullest extent permitted by applicable Law, first allow the other Parties to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith; provided that the foregoing shall not restrict or prohibit the Company from making any announcement to its employees, customers, suppliers and other business relations to the extent the Company reasonably determines in good faith that such announcement is necessary or advisable. Furthermore, nothing contained in this Section 7.08 shall prevent the SPAC, the Company, or their respective Affiliates from furnishing customary or other reasonable information concerning the Transactions to their direct or indirect current or prospective investors that is substantively consistent with public statements previously consented to by the other Party in accordance with this Section 7.08.

7.09 Stock Incentive Plan. Holdings shall, prior to the Effective Time, approve and adopt a new equity incentive plan (the “Stock Incentive Plan”) to be effective in connection with the Closing, which shall be in such form as the Company and SPAC shall mutually determine, in their reasonable discretion.

7.10 Financing. Each of the Company, SPAC and Holdings agree that each shall use their commercially reasonable best efforts to enter into and consummate subscription agreements with investors relating to a private placement of shares (including, for the avoidance of doubt, preferred equity) in the Company, the SPAC, or Holdings, the issuance of convertible or non-convertible debt, or the entry into backstop arrangements with potential investors in a minimum amount equal to Available Closing Date

Cash, provided always that the terms of any such private placement or backstop arrangement must be mutually agreeable to, and approved in advance in writing by, each of the Company, SPAC and Holdings (a “Financing”). Each of the Company, SPAC and Holdings shall use, and shall cause their respective Representatives to use, their respective commercially reasonable best efforts to cause such Financing to occur and have the senior management of the Company, SPAC or Holdings participate in any investor meetings and roadshows with respect to a Financing as reasonably requested; provided, that, any such Financing must not adversely impact the Intended Tax Treatment. Any Available Closing Date Cash shall be used to fund the Company Merger Cash Consideration, fund cap ex of the Surviving Company, repayment of approximately $5.6 million of Indebtedness of Holdings, pay Outstanding Transaction Expenses and, to the extent any Available Closing Date Cash remains thereafter, the perform the Company Member Redemption.

7.11 HSR Act and Regulatory Approvals.

(a) To the extent required under any Laws that are designed to (i) prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), or (ii) ensure compliance with corporate governance and listing requirements of an exchange applicable to a party (“Listing Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws and Listing Laws, as applicable, and no later than ten (10) Business Days after the date of this Agreement, the Company and its equity holders and SPAC each (if applicable) shall file (or cause to be filed) with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission a Notification and Report Form as required by the HSR Act; provided SPAC will pay all filing fees in connection with the HSR Act when due and such fees shall be deemed 50% Outstanding Company Expenses (the Company shall reimburse such amount to SPAC promptly after the Closing) and 50% Outstanding SPAC Expenses. The Parties agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period (to the extent that early termination is available under the HSR Act at such time); provided for under the HSR Act. For the avoidance of doubt, SPAC agrees to take (and cause its Affiliates to take) as promptly as practicable any and all steps or actions and make any and all commitments that may be necessary to avoid or eliminate each and every impediment and obtain all consents under any Antitrust Laws that may be required by any Governmental Authority, in each case, with competent jurisdiction, so as to enable the Parties to consummate the Transactions as promptly as practicable following the date of this Agreement (and in any event, prior to the Termination Date such that the Parties hereto have sufficient time to consummate the Closing in advance of the Termination Date), including committing to or effecting, by consent decree, hold separate Orders, trust or otherwise, the sale or disposition of such assets or businesses as are required to be divested, terminating, modifying or assigning existing relationships, Contracts or obligations of SPAC or any of its Affiliates and, from and after the Closing, the Group Companies, changing or modifying any course of conduct regarding future operations of SPAC or any of its Affiliates and, from and after the Closing, the Group Companies, or entering into such other arrangements as are necessary or advisable, in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions contemplated hereby as promptly as practicable.

(b) SPAC and the Company each shall use its reasonable best efforts to: (i) cooperate in all respects with each other Party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Person; (ii) keep the other reasonably informed of any communication received by such Party from, or given by such Party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private Person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications; (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or video or telephonic conference with, any Governmental Authority or, in connection with any proceeding by a private Person, with any other Person, and to the extent permitted by such Governmental Authority or other person, give the other the opportunity to attend and participate in such in person, video or telephonic meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any in person, video or telephonic meetings or conferences, the other shall keep such Party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 7.11(b) may be restricted to outside counsel and may be redacted (A) to remove references concerning the valuation of the Company, and (B) as necessary to comply with contractual arrangements.

(c) No Party shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period under Antitrust Laws, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other Order, decree or ruling or statute, rule, regulation or executive Order that would adversely affect the ability of the Parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

Section 1.02 Endeavor Obligation. Prior to the Closing, the Company Member Representative agrees that it shall use its good faith, best efforts to negotiate the reimbursement by the Company Member Representative of certain transaction expenses incurred by Sponsor, in an amount and on terms and conditions to be mutually agreed between the Company Member Representative and Sponsor.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS

8.01 Conditions to Obligations of All Parties. The obligations of the Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by all of such Parties:

(a) Regulatory Approval. All required filings or notifications required: (i) under any application for authorization or regulatory process; (ii) under the HSR Act, shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act, and (iii) under any Listing Laws, shall have expired, been terminated (to the extent that early termination is available under the HSR Act at such time) or otherwise been completed to the satisfaction of the applicable Governmental Authority.

(b) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award that is then in effect and has the effect of making the Transactions, including the Mergers, illegal or otherwise prohibiting consummation of the Transactions, including the Mergers.

(c) Offer Completion. The Offer shall have been completed in accordance with the terms hereof and the Proxy Statement/Prospectus.

(d) Form S-4. The SEC shall have declared the Form S-4 effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC that remains in effect with respect to the Form S-4, and no proceeding seeking such a stop order shall have been threatened or initiated by the SEC that remains pending.

(e) Stockholder Approval. The SPAC Stockholder Approval shall have been obtained.

(f) Shell Commitment Agreements. The Shell Commitment Agreements shall have been executed by the parties thereto and shall remain in full force and effect.

(g) Available Closing Date Cash. The Available Closing Date Cash shall not be less than $44,000,000.

(h) Intended Tax Treatment. It is reasonably expected by the Company and its counsel that the Transactions will qualify for the Intended Tax Treatment.

8.02 Additional Conditions to Obligations of the SPAC Parties. The obligations of the SPAC Parties to consummate, or cause to be consummated, the Transactions are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the SPAC Parties:

(a) Representations and Warranties. The representations and warranties of the Company contained in Section 3.01 (Corporate Organization of the Company), Section 3.02 (Subsidiaries), Section 3.03 (Due Authorization), Section 3.16 (Brokers) and Section 3.20 (Absence of Changes) shall each be true and correct in all material respects as of the date hereof and the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date). The representations and warranties of the Company contained in Section 3.06 (Capitalization), shall each be true and correct in all material respects (other than de minimis inaccuracies) as of the date hereof and the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date). All other representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date hereof and the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate. The Company shall have delivered to SPAC a certificate signed by an officer of the Company, dated the Closing Date, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(e).

(d) Company and Company Member Approval. The Company shall have delivered to SPAC irrevocable written consents, in form and substance reasonably acceptable to SPAC, of both the Company Manager and the Requisite Members, in favor of the approval and adoption of this Agreement and the Mergers and the other Transactions contemplated by this Agreement (collectively, the “Written Consent”).

(e) No Company Material Adverse Effect. No event shall have occurred between the execution of this Agreement and the Closing Date that has had a Company Material Adverse Effect.

(f) Ancillary Agreements. The Company shall have delivered, or caused to be delivered, the Ancillary Agreements to which the Company is a party thereto duly executed by all such parties thereto (excluding the SPAC Parties and the Sponsor).

(g) Conversion Spreadsheet. The Company shall have delivered the Conversion Spreadsheet in accordance with Section 2.07(a).

(h) Due Diligence. The SPAC shall have completed its due diligence investigation into the Company (including, without limitation, its tangible and intangible assets, operations, financial statements and corporate records), to its satisfaction, in its sole discretion.

8.03 Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate the Transactions is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a) Representations and Warranties. The representations and warranties of the SPAC Parties contained in Section 4.01 (Corporation Organization), Section 4.02 (Due Authorization), Section 4.07 (Brokers) and Section 4.09 (Business Activities) shall each be true and correct (without giving effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) in all material respects as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date). The representations and warranties of the SPAC Parties contained in Section 4.11 (Capitalization), shall each be true and correct in all respects (other than de minimis inaccuracies) as of the Closing Date as though made on the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date). All other representations and warranties of the SPAC Parties contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “SPAC Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, individuals or in the aggregate, would not reasonably be expected to have a SPAC Material Adverse Effect.

(b) Agreements and Covenants. The SPAC Parties shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c) Officer’s Certificate. SPAC shall have delivered to the Company a certificate signed by an officer of SPAC, dated the Closing Date, certifying as to the satisfaction of the conditions specified in specified in Section 8.03(a) and Section 8.03(b).

(d) No SPAC Material Adverse Effect. No event shall have occurred between the execution of this Agreement and the Closing Date that has had a SPAC Material Adverse Effect.

(e) Ancillary Agreements. SPAC shall have delivered, or caused to be delivered, the Ancillary Agreements duly executed by all such parties thereto (excluding the Group Companies).

(f) Listing. Shares of Holdings Class A Common Stock and Holdings Public Warrants shall have been approved for listing on a National Exchange.

(g) Resignations. The officers and directors of SPAC shall have resigned or otherwise been removed effective as of, or prior to, the Closing.

ARTICLE IX

TERMINATION/EFFECTIVENESS

9.01 Termination. This Agreement may be terminated and the Transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by mutual written consent of the Company and SPAC;

(b) by either SPAC or the Company if the Effective Time shall not have occurred prior to December 31, 2024 (the “Termination Date”); provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any Party that either directly or indirectly through its Affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Termination Date;

(c) by either SPAC or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, Order, decree or ruling (whether temporary, preliminary or permanent) that has become final and non-appealable and has the effect of making consummation of the Transactions, including the Mergers, illegal or otherwise preventing or prohibiting consummation of the Transactions;

(d) by SPAC if the Company shall have failed to deliver the PCAOB Financials to SPAC with sixty (60) days after the date of this Agreement.

(e) by SPAC upon a breach of any representation, warranty, covenant or agreement on the part of the Group Companies set forth in this Agreement, or if any representation or warranty of the Group Companies shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that SPAC has not waived such Terminating Company Breach and the SPAC Parties are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating Company Breach is curable by the Group Companies, SPAC may not terminate this Agreement under this Section 9.01(e) for so long as the Group Companies continue to exercise their reasonable best efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by SPAC to the Company; or

(f) by the Company upon a breach of any representation, warranty, covenant or agreement on the part of the SPAC Parties set forth in this Agreement, or if any representation or warranty of the SPAC Parties shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating SPAC Breach”); provided that the Company has not waived such Terminating SPAC Breach and the Group Companies are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating SPAC Breach is curable by the SPAC Parties, the Company may not terminate this Agreement under this Section 9.01(f) for so long as the SPAC Parties continue to exercise their reasonable best efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to SPAC;

(g) by written notice from either the Company or SPAC to the other if the Written Consent is not obtained; or

(h) by written notice from either the Company or SPAC to the other if the SPAC Stockholder Approval is not obtained at the Special Meeting (subject to any adjournment or recess of the Special Meeting).

9.02 Effect of Termination. Except as otherwise set forth in this Section 9.02 or Section 10.14, in the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void and have no effect, without any Liability on the part of any Party hereto or its respective Affiliates, officers, directors, managers, employees or equity holders, other than Liability of any Party hereto for any intentional and willful breach of this Agreement by such Party occurring prior to such termination. The provisions of Sections 5.04, 7.06, 9.02, 10.02, 10.03, 10.04, 10.05, 10.06, 10.07, 10.08, 10.09, 10.12, 10.14 and 10.16 (collectively, the “Surviving Provisions”), and any other Section or Article of this Agreement referenced in the Surviving Provisions which are required to survive in order to give appropriate effect to the Surviving Provisions, shall in each case survive any termination of this Agreement.

ARTICLE X

MISCELLANEOUS

10.01 Waiver. At any time prior to the Effective Time, (i) SPAC may to the extent legally allowed except as otherwise set forth herein (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of the SPAC Parties, (b) waive any inaccuracy in the representations and warranties of the SPAC Parties contained herein or in any document delivered by the SPAC Parties pursuant hereto and (c) waive compliance with any agreement of the SPAC Parties or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

10.02 Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when e-mailed during normal business hours (and otherwise as of the immediately following Business Day), addressed as follows:

(a)	If to SPAC, Lower Holdings, Holdings or either Merger Sub, to:

Integrated Rail and Resources Acquisition Corp.

400 W. Morse Boulevard, Suite 220

Winter Park, Florida 32789

Attention: Mark Michel, Chief Executive Officer

Email: mmichel@dhipgroup.com

with a copy (which shall not constitute notice) to:

Winston & Strawn LLP

800 Capitol St., Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship

Email: mblankenship@winston.com

(b)	If to the Company, to:

Tar Sands Holdings II, LLC

6440 S Wasatch Boulevard, Suite 105

Salt Lake City, UT 84121

Attention: Kevin Baugh, Manager

Email:

with a copy (which shall not constitute notice) to:

Holland & Hart LLP

222 South Main Street, Suite 2200

Salt Lake City, UT 84101

Attention: Brent Andrewsen

Email: baandrewsen@hollandhart.com

or to such other address or addresses as the Parties may from time to time designate in writing. Without limiting the foregoing, any Party may give any notice, request, instruction, demand, document or other communication hereunder using any other means (including personal delivery, expedited courier, messenger service, ordinary mail or electronic mail), but no such notice, request, instruction, demand, document or other communication shall be deemed to have been duly given unless and until it actually is received by the Party for whom it is intended.

10.03 Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided, however, that no Party may assign, delegate or otherwise transfer any of its rights or obligations pursuant to this Agreement without the prior written consent of the other Parties. Any attempted assignment in violation of the terms of this Section 10.03 shall be null and void, ab initio.

10.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the Parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing (a) in the event the Closing occurs, the present and former officers and directors of the Company and SPAC (and their successors, heirs and Representatives) are intended third-party beneficiaries of, and may enforce, Section 6.01 and (b) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and Representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and Representatives), are intended third-party beneficiaries of, and may enforce, Sections 10.14, 10.15 and 10.16.

10.05 Expenses. Except as otherwise provided herein (including Section 2.14, Section 6.01, Section 7.05(a) and Section 9.02), each Party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions contemplated hereby if such Transactions are not consummated, including all fees of its legal counsel, financial advisers and accountants.

10.06 Governing Law; Consent to Jurisdiction.

(a) This Agreement, and any and all claims arising directly or indirectly out of or otherwise concerning this Agreement (whether based in contract, tort or otherwise) shall be governed by, and construed and enforced in accordance with, the Laws of the State of Delaware (without regard to any choice or conflicts of laws principles, whether of the State of Delaware or any other jurisdiction, that might direct the application of another substantive Law to govern this Agreement).

(b) With respect to any and all Actions arising directly or indirectly out of or otherwise relating to this Agreement or the Transactions, each of the Parties: (i) irrevocably and unconditionally submits and consents to the exclusive jurisdiction of: (A) the Court of Chancery of the State of Delaware or, if such Court of Chancery lacks subject matter jurisdiction, the Complex Commercial Division of the Superior Court of the State of Delaware or (B) in the event that an Action involves claims exclusively within the jurisdiction of the federal courts, in the United States District Court for the District of Delaware (all such courts, collectively, the “Chosen Courts”), for itself and with respect to its property; (ii) agrees that all claims in respect of such Action shall be heard and determined only in any Chosen Court (and the appropriate respective appellate courts therefrom); (iii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any Chosen Court; (iv) agrees that, except in connection with any Action brought against a party in another jurisdiction by an independent third person, it shall not bring any Action directly or indirectly relating to this Agreement or any of the Transactions contemplated hereby in any forum other than a Chosen Court, except for the purpose of enforcing any award or judgment; and (v) agrees that it shall not assert and waives any objection it may have based on inconvenient forum to the maintenance of any Action so brought. Each Party may make service on another Party by sending or delivering a copy of the process to the Party to be served at the address and in the manner provided for the giving of notices in Section 10.02. Nothing in this Section 10.06, however, shall affect the right of any person to serve legal process in any other manner permitted by Law.

10.07 Captions; Counterparts. The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. The exchange of copies of this Agreement, including executed signature pages, by electronic transmission (including .pdf, scanned copies or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) will constitute effective execution and delivery of this Agreement for all purposes and the Parties agree that it shall have the same force of evidence as an inked original and that electronic signature shall bind the Parties as if they had proceeded with handwritten signatures.

10.08 Schedules and Exhibits. The Company Disclosure Schedule, the SPAC Disclosure Schedule and the Exhibits and Schedules attached hereto and thereto are a part of this Agreement as if fully set forth herein. Each capitalized term used in any Exhibit, Schedule, the Company Disclosure Schedule or SPAC Disclosure Schedules, but not otherwise defined therein shall be defined as set forth in this Agreement. The Company Disclosure Schedule and the SPAC Disclosure Schedule have been arranged in numbered and lettered sections and subsections corresponding to the applicable numbered and lettered sections and subsections contained in this Agreement. Each item disclosed in the Company Disclosure Schedule and the SPAC Disclosure Schedule shall constitute an exception to, or as applicable, disclosure for the purposes of, the representations and warranties (or covenants, as applicable) to which it makes reference and shall also be deemed to be constructively disclosed or set forth in any other section in such Company Disclosure Schedule or SPAC Disclosure Schedule, as applicable, relating to other sections of this Agreement to the extent a cross-reference is expressly made to such other section in such Company Disclosure Schedule or SPAC Disclosure Schedules, as applicable, or to the extent that the relevance of such item as an exception to, or as applicable, disclosure for the purposes of, another section of this Agreement is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to, or is disclosed for the purposes of, such other section of this Agreement. The fact that any item of information is disclosed in any Company Disclosure Schedule or SPAC Disclosure Schedule shall not be construed to mean that such information is required to be disclosed hereby. Such information and the dollar thresholds set forth herein shall not be used as a basis for interpreting the terms “material,” “Company Material Adverse Effect” or “SPAC Material Adverse Effect” or other similar terms in this Agreement. The inclusion of any item in the Company Disclosure Schedule or the SPAC Disclosure Schedule shall not constitute an admission by the Company or the SPAC Parties, as applicable, that such item is or is not material. No disclosure in any Company Disclosure Schedule or SPAC Disclosure Schedule relating to any possible breach or violation of any contract, Law or Order shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The Company Disclosure Schedule and SPAC Disclosure Schedule and the information contained therein are intended only to qualify or provide disclosure for the purposes of the applicable representations, warranties and covenants contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any such representations, warranties or covenants.

10.09 Entire Agreement. This Agreement (together with the Transaction Documents) constitute the entire agreement among the Parties relating to the Transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties hereto or any of their respective Affiliates relating to the Transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions contemplated by this Agreement exist between the Parties except as expressly set forth or referenced in this Agreement or any related ancillary documents.

10.10 Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing by the Parties executed in the same manner as this Agreement and which makes reference to this Agreement. The approval of this Agreement by the members or stockholders of any of the Parties shall not restrict the ability of the board of directors, the executive committee, the manager, or other such body performing similar functions of any of the Parties to terminate this Agreement in accordance with Section 9.01 or to cause such Party to enter into an amendment to this Agreement pursuant to this Section 10.10.

10.11 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The Parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the Parties.

10.12 WAIVER OF TRIAL BY JURY. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO (A) ANY ACTION, BASED UPON OR ARISING UNDER THIS AGREEMENT OR UNDER ANY TRANSACTION DOCUMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY TRANSACTION DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. EACH OF THE PARTIES (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

10.13 Enforcement. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages, prior to the valid termination of this Agreement in accordance with Section 9.01, this being in addition to any other remedy to which they are entitled under this Agreement, and (b) the right of specific enforcement is an integral part of the Transactions contemplated by this Agreement and without that right, none of the Parties would have entered into this Agreement. Each Party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.13 shall not be required to provide any bond or other security in connection with any such injunction.

10.14 Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties hereto and then only with respect to the specific obligations set forth herein with respect to such Party. Except for the named Parties to this Agreement (and then only to the extent of the specific obligations undertaken by each named Party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any named Party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any Liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any Party under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions contemplated hereby.

10.15 Non-survival of Representations, Warranties and Covenants. Except (x) as otherwise contemplated by Section 9.02, or (y) in the case of claim against a Person in respect of such Person’s actual fraud as defined under Delaware common law, none of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing, and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no Liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X.

10.16 Acknowledgements. Each of the Parties acknowledges and agrees (on its own behalf and on behalf of its respective Affiliates and its and their respective Representatives) that: (i) it has conducted its own independent investigation of the financial condition, results of operations, assets, liabilities, properties and projected operations of the other Parties (and their respective Affiliates) and has been afforded satisfactory access to the books and records, facilities and personnel of the other Parties (and their respective Subsidiaries) for purposes of conducting such investigation; (ii) the Company Representations constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions contemplated hereby; (iii) the SPAC Representations constitute the sole and exclusive representations and warranties of SPAC in connection with the Transactions contemplated hereby; (iv) except for the Company Representations by the Company, and the SPAC Representations by SPAC, none of the Parties hereto or any other Person makes, or has made, any other express or implied representation or warranty with respect to any Party hereto (or any Party’s Affiliates) or the Transactions contemplated by this Agreement and all other representations and warranties of any kind or nature expressed or implied (including those (x) regarding the completeness or accuracy of, or any omission to state or to disclose, any information, including in the estimates, projections or forecasts or any other information, document or material provided to or made available to any Party hereto or their respective Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the Transactions, including meetings, calls or correspondence with management of any Party hereto (or any Party’s Affiliates), and (y) relating to the future or historical business, condition (financial or otherwise), results of operations, prospects, assets or liabilities of any Party hereto (or its Affiliates), or the quality, quantity or condition of any Party’s or its Affiliates’ assets) are specifically and expressly disclaimed by all Parties hereto and their respective Affiliates and all other Persons (including the Representatives and Affiliates of any Party hereto or its Subsidiaries); and (v) each Party hereto and its Affiliates are not relying on any representations and warranties in connection with the Transactions. Nothing in this Section 10.16 shall relieve any Party of Liability in the case of fraud as defined under Delaware common law or willful misconduct committed by such Party.

[Signature pages follow]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SPAC: INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

By:	/s/ Mark A. Michel
Name: Mark A. Michel
Title: Chief Executive Officer

HOLDINGS: UINTA INTEGRATED INFRASTRUCTURE INC.

By:	/s/ Mark A. Michel
Name: Mark A. Michel
Title: Director

SPAC MERGER SUB: RR INTEGRATION MERGER CO.

By:	/s/ Mark A. Michel
Name: Mark A. Michel
Title: Chairman, President and Secretary

COMPANY MERGER SUB: RRG MERGER LLC

By:	/s/ Mark A. Michel
Name: Mark A. Michel
Title: President, Secretary and Treasurer

LOWER HOLDINGS: UINTA INTEGRATED INFRASTRUCTURE HOLDINGS INC.

By:	/s/ Mark A. Michel
Name: Mark A. Michel
Title: President and Secretary

(Signature Page to Agreement and Plan of Merger)

COMPANY: TAR SANDS HOLDINGS II, LLC

By:	/s/ Kevin J. Baugh
Name: Kevin J. Baugh
Title: Manager

(Signature Page to Agreement and Plan of Merger)

Exhibit 10.1

Execution Version

SPONSOR SUPPORT AGREEMENT

This SPONSOR SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of August 13, 2024, by and among Integrated Rail and Resources Acquisition Corp., a Delaware corporation (“SPAC”), Unita Integrated Infrastructure Inc., a Delaware corporation, (“Holdings”) and DHIP Natural Resources Investments, LLC, a Delaware limited liability company (the “Sponsor”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, the SPAC, Holdings, Unita Integrated Infrastructure Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Holdings (“Lower Holdings”), RR Integration Merger Co., a Delaware corporation and a wholly-owned subsidiary of Holdings, RRG Merger LLC, a Delaware limited liability company and a wholly-owned subsidiary of Lower Holdings, Tar Sands Holdings II, LLC, a Utah limited liability company (the “Company”), and the Endeavor Capital Group, LLC (the “Company Member Representative”), are concurrently herewith entering into an Agreement and Plan of Merger (as the same may be amended, restated or supplemented, the “Merger Agreement”) pursuant to which, among other things, Merger Sub will be merged with and into SPAC, with the SPAC being the surviving entity and becoming a wholly owned subsidiary of Holdings;

WHEREAS, the Sponsor is, as of the date of this Agreement, the sole legal owner of that number set forth on Schedule A hereto of (i) outstanding shares of SPAC Common Stock (“SPAC Shares”) and (ii) outstanding SPAC Units, each consisting of one share of SPAC Common Stock and one right to receive one-tenth of one share of SPAC Common Stock upon completion of the Merger or any other securities convertible into or exercisable or exchangeable for any shares of SPAC capital stock (such SPAC Shares and SPAC Units owned by the Sponsor, together with any additional shares of SPAC Common Stock or other capital stock (including any securities convertible into or exercisable for capital stock), whether by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon the exercise or conversion of any securities, acquired by the Sponsor after the date hereof and prior to the Termination Date being collectively referred to herein as the “Subject Shares”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, the Company and the SPAC have requested that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement and the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

Representations and Warranties of Sponsor

Sponsor hereby represents and warrants to the SPAC as follows:

1.1 Organization and Standing; Authorization. Sponsor has been duly organized and is validly existing and in good standing under the Laws of the State of Delaware, (i) has all requisite limited liability company power and authority, as applicable, to own, lease and operate its properties and to carry on its business as now being conducted, (ii) has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other proceedings on the part of Sponsor are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby.

1.2 Binding Agreement. This Agreement has been duly and validly executed and delivered by Sponsor and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of Sponsor, enforceable against Sponsor in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditor’s rights generally and to general principles of equity (collectively, the “Enforceability Exceptions”).

1.3 Governmental Approvals. No notice, consent, approval, consent waiver or authorization of, or designation, declaration or filing with, any Governmental Authority on the part of Sponsor is required to be obtained or made in connection with the execution, delivery or performance by Sponsor of this Agreement or the consummation by Sponsor of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Sponsor to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

1.4 Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by Sponsor will not (a) conflict with or violate any provision of the certificate of incorporation or formation, bylaws, limited liability company agreement or similar organizational documents of Sponsor, if and as applicable, (b) conflict with or violate any Law, Governmental Order or required consent or approval applicable to Sponsor or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required

2

by Sponsor under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of Sponsor under, (viii) give rise to any obligation to obtain any third party consent or approval from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of Sponsor, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Sponsor to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

1.5 Subject Shares. As of the date of this Agreement, Sponsor has record and beneficial ownership of the Subject Shares, and all such Subject Shares are owned by Sponsor free and clear of all Liens, other than liens or encumbrances pursuant to this Agreement, the governing documents of SPAC or applicable federal or state securities laws. Other than the Subject Shares, Sponsor does not legally or beneficially own any SPAC Common Stock, SPAC Units or any other SPAC capital stock or securities that are convertible into or exercisable for SPAC Common Stock or other capital stock. Sponsor has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by this Agreement or the governing documents of the SPAC.

1.6 Merger Agreement. Sponsor understands and acknowledges that the Company and the SPAC are entering into the Merger Agreement in reliance upon Sponsor’s execution and delivery of this Agreement. Sponsor has received a copy of the Merger Agreement and is familiar with the provisions of the Merger Agreement.

ARTICLE II

Representations and Warranties of SPAC

SPAC hereby represents and warrants to Sponsor as follows:

2.1 Organization and Standing. SPAC is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. SPAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

2.2 Authorization; Binding Agreement. SPAC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of SPAC and no other corporate proceedings on the part of SPAC are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, subject to the Enforceability Exceptions.

3

2.3 Governmental Approvals. No notice, consent, approval, consent waiver or authorization of, or designation, declaration or filing with, any Governmental Authority on the part of SPAC is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation by SPAC of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

2.4 Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by SPAC will not (a) conflict with or violate any provision of governing documents of SPAC, (b) conflict with or violate any Law, Governmental Order or required consent or approval applicable to SPAC or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of SPAC under, (viii) give rise to any obligation to obtain any third party consent or approval from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of SPAC, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

ARTICLE III

Representations and Warranties of the Company

The Company hereby represents and warrants to Sponsor and SPAC as follows:

3.1 Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Utah. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

4

3.2 Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.3 Governmental Approvals. No notice, consent, approval, consent waiver or authorization of, or designation, declaration or filing with, any Governmental Authority on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

3.4 Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by the Company will not (a) conflict with or violate any provision of the Organizational Documents of the Company, (b) conflict with or violate any Law, Order or required consent or approval applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party consent or approval from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of the Company, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

5

ARTICLE IV

Agreement to Vote; Certain Other Covenants of Sponsor

Sponsor covenants and agrees with the SPAC during the term of this Agreement as follows:

4.1 Agreement to Vote.

(a) In Favor of Merger. At any meeting of the stockholders of SPAC called to seek the SPAC Stockholder Approval, or at any adjournment thereof, or in connection with any written consent of the stockholders of SPAC or in any other circumstances upon which a vote, consent or other approval with respect to the Merger Agreement, any other Ancillary Agreements, the Merger, or any other Transactions is sought, Sponsor shall (i), if a meeting is held, appear at such meeting or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by class vote and/or written consent, if applicable) the Subject Shares in favor of granting the SPAC Stockholder Approval or, if there are insufficient votes in favor of granting the SPAC Stockholder Approval, in favor of the adjournment such meeting of the stockholders of SPAC to a later date but not past November 15, 2024.

(b) Against Other Transactions. At any meeting of stockholders of SPAC or at any adjournment thereof, or in connection with any written consent of the stockholders of SPAC or in any other circumstances upon which Sponsor’s vote, consent or other approval is sought, Sponsor shall vote (or cause to be voted) the Subject Shares (including by withholding class vote and/or written consent, if applicable) against (i) any business combination agreement, merger agreement or merger (other than the Merger Agreement and the Merger), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC or any public offering of any shares of SPAC, any of its material Subsidiaries, or, in case of a public offering only, a newly-formed holding SPAC or such material Subsidiaries, other than in connection with the Transactions, (ii) any Acquisition Transaction relating to SPAC, and (iii) other than any amendment to Organizational Documents of SPAC expressly permitted under the terms of the Merger Agreement, any amendment of governing documents of SPAC or other proposal or transaction involving SPAC or any of its Subsidiaries.

(c) Revoke Other Proxies. Sponsor represents and warrants that any proxies heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies have been or are hereby revoked, other than the voting and other arrangements under the governing documents of SPAC.

4.2 No Transfer. Other than (x) pursuant to this Agreement, (y) upon the consent of the SPAC or (z) to an Affiliate of Sponsor (provided that such Affiliate shall enter into a written agreement, in form and substance reasonably satisfactory to SPAC, agreeing to be bound by this Agreement to the same extent as Sponsor was with respect to such transferred Subject Shares), from the date of this Agreement until the date of termination of this Agreement, Sponsor shall not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer, forfeit or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, any Subject Share, (b) enter into any

6

swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Shares, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a)-(c), collectively, “Transfer”), other than pursuant to the Merger, (ii) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares, in each case, other than as set forth in this Agreement or the voting and other arrangements under the governing documents of SPAC, (iii) take any action that would make any representation or warranty of Sponsor herein untrue or incorrect, or have the effect of preventing or disabling Sponsor from performing its obligations hereunder, (iv) commit or agree to take any of the foregoing actions or (v) take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying Sponsor from performing any of its obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Sponsor agrees with, and covenants to, SPAC that Sponsor shall not request that SPAC register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares.

4.3 No Solicitation. Prior to the Termination Date, Sponsor agrees not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal, or offer which constitutes, or could reasonably be expected to lead to, an Acquisition Transaction, (ii) participate in any discussions or negotiations regarding, or furnish or receive to or from any Person (other than the SPAC, Merger Sub, the SPAC’s Affiliates and their respective Representatives) any nonpublic information relating to the SPAC or its Subsidiaries, in connection with any Acquisition Transaction, (iii) approve or recommend, or make any public statement approving or recommending an Acquisition Transaction, (iv) enter into any letter of intent, merger agreement or similar agreement providing for an Acquisition Transaction, (v) make, or in any manner participate in a “solicitation” (as such term is used in the rules of the SEC) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to voting of SPAC capital stock intending to facilitate any Acquisition Transaction or cause any holder of shares of SPAC capital stock not to vote to adopt the Merger Agreement and approve the Merger and the other Transactions, (vi) become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of SPAC that takes any action in support of an Acquisition Transaction or (vii) otherwise resolve or agree to do any of the foregoing. Sponsor shall promptly (and in any event within 48 hours) notify the SPAC after receipt by Sponsor of any Acquisition Transaction, any inquiry or proposal that would reasonably be expected to lead to an Acquisition Transaction or any inquiry or request for nonpublic information relating to SPAC or its Subsidiaries by any Person who has made or would reasonably be expected to make an Acquisition Transaction. Thereafter, Sponsor shall keep the SPAC reasonably informed, on a prompt basis (and in any event within 48 hours), regarding any material changes in the status and material terms of any such proposal or offer. Sponsor agrees that, following the date hereof, it and its Representatives shall cease and cause to be terminated any existing activities, solicitations, discussions or negotiations by Sponsor or its Representatives with any parties conducted prior to the date hereof with respect to any Acquisition Transaction. Notwithstanding anything contained herein to the contrary, (i) Sponsor shall not be responsible for the actions of SPAC or its board of directors (or any committee thereof), any Subsidiary of SPAC, or any

7

officers, directors (in their capacities as such), employees, professional advisors of any of the foregoing (the “SPAC Related Parties”), including with respect to any of the matters contemplated by this Section 4.3, (ii) Sponsor does not make any representations or warranties with respect to the action of any of the SPAC Related Parties and (iii) any breach by SPAC of its obligations under the Merger Agreement shall not be considered a breach of this Section 4.3 (for the avoidance of doubt, it being understood the Sponsor shall remain responsible for any breach by it or its Representatives (other than any such Representative that is an SPAC Related Party) of this Section 4.3.

4.4 Support of Merger. Prior to the Termination Date, Sponsor shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary to consummate the Merger and the other Transactions on the terms and subject to the conditions applicable thereto and shall not take any action that would reasonably be expected to materially delay or prevent the satisfaction of any of the conditions to the Merger and the Transactions set forth under the Merger Agreement. Sponsor shall timely make the payment to extend the Termination Date as contemplated by and in accordance with the procedures established in Article 6, paragraph F of the Certificate of Incorporation.

4.5 Waiver of Appraisal and Dissenters’ Rights. Sponsor hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ or appraisal rights under Section 262 of the DGCL and any other similar statute in connection with the Merger and the Merger Agreement.

4.6 No Redemption. Sponsor irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, Sponsor shall not elect to cause SPAC to redeem any Subject Shares now or at any time legally or beneficially owned by Sponsor or submit or surrender any of its Subject Shares for redemption, in connection with the transactions contemplated by the Merger Agreement or otherwise.

4.7 New Shares. In the event that prior to the Closing (i) any shares of SPAC capital stock or other securities of SPAC are issued or otherwise distributed to Sponsor pursuant to any stock dividend or distribution, or any change in any of the SPAC shares of capital stock by reason of any stock split-up, recapitalization, combination, exchange of shares or the like, (ii) Sponsor acquires legal or beneficial ownership of any SPAC Shares after the date of this Agreement, including upon exercise of options or settlement of restricted share units or (iii) Sponsor acquires the right to vote or share in the voting of any SPAC shares of capital stock after the date of this Agreement (collectively, the “New Securities”), for the avoidance of doubt, the terms “Subject Shares” shall be deemed to refer to and include such New Securities (including all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

ARTICLE V

Additional Agreements of the Parties

5.1 Sponsor Release. Sponsor, on its own behalf and on behalf of each of its Affiliates (other than SPAC or any of SPAC’s Subsidiaries), and each of its successors, assigns and executors (each, a “Sponsor Releasor”), effective as at the Effective Time, shall be deemed to have, and

8

hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the SPAC, its Subsidiaries and its successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Sponsor Releasee”), from (i) any and all obligations or duties the SPAC or its Subsidiaries has prior to or as of the Effective Time to such Sponsor Releasor or (ii) all claims, demands, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Sponsor Releasor has prior to or as of the Effective Time, against any Sponsor Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Effective Time (except in the event of Fraud on the part of a Sponsor Releasee); provided, however, that nothing contained in this Section 5.1 shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Merger Agreement, the Ancillary Agreements, or SPAC’s governing documents, (ii) for indemnification or contribution, in any Sponsor Releasor’s capacity as an officer or director of SPAC, (iii) arising under any then-existing insurance policy of SPAC, (iv) pursuant to a contract and/or SPAC policy, to reimbursements for reasonable and necessary business expenses incurred and documented prior to the Effective Time, or (v) for any claim for fraud.

5.2 Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time (provided, however, that upon such termination, Section 4.5, Section 5.1, Section 5.2 and Article VI of this Agreement shall survive indefinitely) and (ii) the termination of the Merger Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its willful and material breach (Willful Breach”) of this Agreement prior to such termination; provided, however, that no party to this Agreement shall be relieved from any liability to the other party hereto resulting from a Willful Breach of this Agreement.

5.3 Further Assurances. Sponsor shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as SPAC may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Merger Agreement and the other Ancillary Agreements and (ii) refrain from exercising any veto right, consent right or similar right (whether under the governing documents of SPAC or the DGCL) which would impede, disrupt, prevent or otherwise adversely affect the consummation of the Merger or any other Transaction.

ARTICLE VI

General Provisions

6.1 Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the SPAC in accordance with Section 10.02 of the Merger Agreement and to Sponsor at its address set forth set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

9

6.2 Disclosure. Sponsor hereby authorizes SPAC to publish and disclose in any announcement or disclosure required by the SEC, the Sponsor’s identity and ownership of the Subject Shares and the nature of the Sponsor’s obligations under this Agreement; provided, that prior to any such publication or disclosure SPAC has provided the Sponsor with an opportunity to review and comment on such announcement or disclosure, which comments the SPAC will consider in good faith.

6.3 Governing Law. This Agreement and all Actions (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by the Laws of the State of Delaware (without giving effect to choice of law principles thereof).

6.4 Miscellaneous. The provisions of Article X of the Merger Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

10

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

INTEGRATED RAIL AND RESOURCES ACQUISITION CORP.

Signature:	/s/ Mark A. Michel

Name:	Mark A. Michel

Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

TAR SANDS HOLDINGS II, LLCP

Signature:	/s/ Kevin J. Baugh

Name:	Kevin J. Baugh

Title:	Manager

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

DHIP NATURAL RESOURCES INVESTMENTS, LLC

Signature:	/s/ Mark A. Michel

Name:	Mark A. Michel

Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Exhibit 10.2

Execution Version

COMPANY SUPPORT AGREEMENT

This COMPANY SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of August 12, 2024, by and among Integrated Rail and Resources Acquisition Corp., a Delaware corporation (“SPAC”), Tar Sands Holdings II, LLC, a Utah limited liability company (the “Company”), and the undersigned members of the Company who hold Subject Interests (as defined below) (each a “Member” and collectively, the “Members”).

WHEREAS, SPAC, the Company, and the other parties thereto, are concurrently herewith entering into an Agreement and Plan of Merger (as the same may be amended, restated or supplemented, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement) pursuant to which, among other things, Company Merger Sub will be merged with and into Company, with the Company being the surviving entity and becoming a wholly owned subsidiary of Holdings; and

WHEREAS, each Member is, as of the date of this Agreement, the sole legal owner of the number of the membership interests in the Company set forth opposite such Member’s name on Schedule A hereto, and such Member does not own any other outstanding equity interests of the Company or other securities convertible into or exercisable or exchangeable for any equity interests of the Company, (such Company membership interests owned by the Member, together with any additional equity interests in the Company or other Company equity interests (including any securities convertible into or exercisable or for any membership interests or other equity interests in the Company), whether by purchase, as a result of a dividend, split, recapitalization, combination, reclassification, exchange or change of such interests, or upon the exercise or conversion of any securities, acquired by such Member after the date hereof and prior to the Termination Date being collectively referred to herein as the “Subject Interest”); and

WHEREAS, as a condition to their willingness to enter into the Merger Agreement, SPAC and the Company have requested that each Member enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement and the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

Representations and Warranties of Each Member

Each Member hereby represents and warrants as of the date hereof, severally and not jointly, to the Company and SPAC as follows:

1.1 Organization and Standing; Authorization. Such Member, (a) if a natural person, is of legal age to execute this Agreement and is legally competent to do so, and (b) if the Member is not a natural person, (i) has been duly organized and is validly existing and in good standing under the Laws of the state of its formation, (ii) has all requisite corporate or limited liability company power and authority, as applicable, to own, lease and operate its properties and to carry on its business as now being conducted, (iii) has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby and (iv) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary. If the Member is not a natural person, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate or limited liability company proceedings on the part of such Member are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby.

1.2 Binding Agreement. This Agreement has been or shall be when delivered, duly and validly executed and delivered by such Member and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Member, enforceable against such Member in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar Laws affecting creditor’s rights generally and to general principles of equity (collectively, the “Enforceability Exceptions”).

1.3 Governmental Approvals. No consent of or with any Governmental Authority on the part of such Member is required to be obtained or made in connection with the execution, delivery or performance by such Member of this Agreement or the consummation by such Member of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Member to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

1.4 Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by such Member will not (a) conflict with or violate any provision of the certificate of organization, limited liability company agreement or similar organizational documents of such Member, if in existence and as applicable (collectively, the “Organizational Documents”), (b) conflict with or violate any Law, Order or require consent or approval, in each case applicable to such Member or any of its properties or assets, or (c) (i) violate, conflict with or result in a material breach of, (ii) constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Member under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of such Member under, (viii) give rise to any obligation to obtain any third party consent or approval from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Member, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Member to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

2

1.5 Subject Interests. As of the date of this Agreement, such Member has beneficial ownership of the Subject Interests set forth opposite such Member’s name on Schedule A hereto, and all such Subject Interests are owned by such Member free and clear of all Liens, other than Liens or encumbrances pursuant to this Agreement, the organizational documents of the Company or applicable federal or state securities laws. Other than the Subject Interests, such Member does not legally own any other outstanding equity interests of the Company or other securities convertible into or exercisable or exchangeable for any equity interests of the Company. Such Member has the sole right to vote the Subject Interests, and none of the Subject Interests is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Interests, except as contemplated by this Agreement or the organizational documents of the Company.

1.6 Merger Agreement. Such Member understands and acknowledges that SPAC and the Company are entering into the Merger Agreement in reliance upon such Member’s execution and delivery of this Agreement. Such Member has received a copy of the Merger Agreement and is familiar with the provisions of the Merger Agreement.

ARTICLE II

Representations and Warranties of SPAC

SPAC hereby represents and warrants to the Members and the Company as follows:

2.1 Organization and Standing. SPAC is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. SPAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

2.2 Authorization; Binding Agreement. SPAC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of SPAC and no other corporate proceedings on the part of SPAC are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

3

2.3 Governmental Approvals. No consent of or with any Governmental Authority on the part of SPAC is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation by SPAC of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

2.4 Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by SPAC will not (a) conflict with or violate any provision of the SPAC Organizational Documents, (b) conflict with or violate any Law, Order or required consent or approval applicable to SPAC or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Lien) upon any of the properties or assets of SPAC under, (viii) give rise to any obligation to obtain any third party consent or approval from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of SPAC, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

ARTICLE III

Representations and Warranties of the Company

The Company hereby represents and warrants to the Members and SPAC as follows:

3.1 Organization and Standing. The Company is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Utah. The Company has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

3.2 Authorization; Binding Agreement. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Company Manager and the Members of the Company and no other limited liability company proceedings on the part of the Company are necessary to authorize the

4

execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

3.3 Governmental Approvals. No consent of or with any Governmental Authority on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such consents or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

3.4 Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by the Company will not (a) conflict with or violate any provision of the organizational documents of the Company, (b) conflict with or violate any Law, Order or required consent or approval applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a material breach of, (ii) constitute a material default (or an event which, with notice or lapse of time or both, would constitute a material default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party consent or approval from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of the Company, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

5

ARTICLE IV

Agreement to Vote; Certain Other Covenants of the Members

Each Member covenants and agrees with the Company and the SPAC during the term of this Agreement as follows:

4.1 Agreement to Vote.

(a) In Favor of Mergers. At any meeting of the Members of the Company called to seek the approval of the Requisite Members, or at any adjournment thereof, or in connection with any written consent of the Members of the Company or in any other circumstances upon which a vote, consent or other approval with respect to the Merger Agreement, any other Ancillary Agreements, the Mergers, or any other Transactions sought; provided, that the conditions in Section 8.3 of the Merger Agreement are fully satisfied, in the sole discretion of the Company, each Member shall (i), if a meeting is held, appear at such meeting or otherwise cause the Subject Interests to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by class vote and/or written consent, if applicable) the Subject Interests in favor of granting the approval of the Requisite Members or, if there are insufficient votes in favor from the Requisite Members, in favor of the adjournment such meeting of the Members of Company to a later date but not past November 15, 2024.

(b) Against Other Transactions. Prior to the Termination Date, at any meeting of the Members of the Company or at any adjournment thereof, or in connection with any written consent of the Members of the Company or in any other circumstances upon which such Member’s vote, consent or other approval is sought, such Member shall vote (or cause to be voted) the Subject Interests (including by withholding class vote and/or written consent, if applicable) against (i) any business combination agreement, merger agreement or merger (other than the Merger Agreement and the Merger), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Company or any public offering of any equity interests of the Company, any of its material Subsidiaries, or, in case of a public offering only, a newly-formed holding company of the Company or such material Subsidiaries, other than in connection with the Transactions, (ii) any Acquisition Transaction relating to the Company, and (iii) other than any amendment to organizational documents of the Company expressly permitted under the terms of the Merger Agreement, any amendment of organizational documents of the Company or other proposal or transaction involving the Company or any of its Subsidiaries, which, in each of cases (i) and (iii) of this sentence, would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company of, prevent or nullify any provision of the Merger Agreement or any other Ancillary Agreement, the Mergers, or any other Transactions or change in any manner the voting rights of any class of the Company’s equity capital.

(c) Revoke Other Proxies. Such Member represents and warrants that any proxies heretofore given in respect of the Subject Interests that may still be in effect are not irrevocable, and such proxies have been or are hereby revoked, other than the voting and other arrangements under the organizational documents of the Company.

4.2 No Transfer. Other than (1) pursuant to this Agreement, (2) upon the consent of SPAC or (3) to an Affiliate of such Member (provided that such Affiliate shall enter into a written agreement, in form and substance reasonably satisfactory to the Company and SPAC agreeing to be bound by this Agreement to the same extent as such Member was with respect to such transferred Subject Interests), from the date of this Agreement until the date of termination of this Agreement, such Member shall not, directly or indirectly, (i) (a) sell, offer to sell, contract or agree

6

to sell, hypothecate, pledge, grant any option, right or warrant to purchase or otherwise transfer, dispose of or agree to transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder, any Subject Interest, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Interests, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (the actions specified in clauses (a)-(c), collectively, “Transfer”), other than pursuant to the Mergers, (ii) grant any proxies or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Interests), or enter into any other agreement, with respect to any Subject Interests, in each case, other than as set forth in this Agreement or the voting and other arrangements under the organizational documents of the Company, (iii) take any action that would make any representation or warranty of such Member herein untrue or incorrect, or have the effect of preventing or disabling such Member from performing its obligations hereunder, or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying such Member from performing any of its obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Such Member agrees with, and covenants to, SPAC and the Company that such Member shall not request that the Company register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Interests.

4.3 No Solicitation. Prior to the Termination Date, each Member agrees not to, directly or indirectly, (i) solicit, initiate or knowingly encourage or facilitate any inquiry, proposal, or offer which constitutes, or could reasonably be expected to lead to, an Acquisition Transaction in their capacity as such, (ii) participate in any discussions or negotiations regarding, or furnish or receive to or from any Person (other than the SPAC, the Company, Merger Sub, the Company’s and SPAC’s Affiliates and their respective Representatives) any nonpublic information relating to the Company or its Subsidiaries, in connection with any Acquisition Transaction, (iii) approve or recommend, or make any public statement approving or recommending an Acquisition Transaction, (iv) enter into any letter of intent, merger agreement or similar agreement providing for an Acquisition Transaction, (v) make, or in any manner participate in a “solicitation” (as such term is used in the rules of the SEC) of proxies or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to voting of the Subject Interests intending to facilitate any Acquisition Transaction or cause any other Member not to vote to adopt the Merger Agreement and approve the Mergers and the other Transactions, (vi) become a member of a “group” (as such term is defined in Section 13(d) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of an Acquisition Transaction or (vii) otherwise resolve or agree to do any of the foregoing. Each Member shall promptly (and in any event within 48 hours) notify SPAC after receipt by such Member of any Acquisition Transaction, any inquiry or proposal that would reasonably be expected to lead to an Acquisition Transaction or any inquiry or request for nonpublic information relating to the Company or its Subsidiaries by any Person who has made or would reasonably be expected to make an Acquisition Transaction. Thereafter, such Member shall keep the SPAC reasonably informed, on a prompt basis (and in any

7

event within 48 hours), regarding any material changes in the status and material terms of any such proposal or offer. Each Member agrees that, following the date hereof, it and its Representatives shall cease and cause to be terminated any existing activities, solicitations, discussions or negotiations by such Member or its Representatives with any parties conducted prior to the date hereof with respect to any Acquisition Transaction. Notwithstanding anything contained herein to the contrary, (i) no Member shall be responsible for the actions of the Company or the Company Manager, any Subsidiary of the Company, or any officers, directors (in their capacities as such), employees, professional advisors of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by this Section 4.3, (ii) no Member makes any representations or warranties with respect to the action of any of the Company Related Parties and (iii) any breach by the Company of its obligations under the Merger Agreement shall not be considered a breach of this Section 4.3 (for the avoidance of doubt, it being understood the each Member shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Company Related Party) of this Section 4.3.

4.4 Support of Merger. Prior to the Termination Date, such Member shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonable necessary to consummate the Mergers and the other Transactions on the terms and subject to the conditions applicable thereto and shall not take any action that would reasonably be expected to materially delay or prevent the satisfaction of any of the conditions to the Mergers and the Transactions set forth under the Merger Agreement.

4.5 Waiver of Appraisal and Dissenters’ Rights. Such Member hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ or appraisal rights as provided under the Utah Revised Uniform Limited Liability Company Act (the “Utah LLC Act”) and any other similar statute in connection with the Mergers and the Merger Agreement.

4.6 New Shares. In the event that prior to the Closing (i) any equity interests or other securities of the Company are issued or otherwise distributed to such Member pursuant to any dividend or distribution, or any change in any of the Subject Interests by reason of any recapitalization, combination, exchange of equity or the like, (ii) such Member acquires legal or beneficial ownership of any equity interests in addition to the Subject Interests after the date of this Agreement, including upon exercise of options or settlement of restricted units or (iii) such Member acquires the right to vote or share in the voting of any equity interests in addition to the Subject Interest after the date of this Agreement (collectively, the “New Securities”), for the avoidance of doubt, the terms “Subject Interests” shall be deemed to refer to and include such New Securities (including all such dividends and distributions and any securities into which or for which any or all of the Subject Interests may be changed or exchanged into).

ARTICLE V

Additional Agreements of the Parties

5.1 Member Release. Each Member on its own behalf, and each of its and their successors, assigns and executors (each, a “Member Releasor”), effective as at the Effective Date, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge the Company, SPAC, their respective Subsidiaries

8

and each of their respective successors, assigns, heirs, executors, officers, directors, partners, manager, employees and other representatives (in each case in their capacity as such) (each, a “Company Releasee”), from (i) any and all obligations or duties the Company, SPAC or any of their respective Subsidiaries has prior to or as of the Effective Date to such Member Releasor or (ii) all claims, demands, liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Member Releasor has prior to or as of the Effective Date, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Effective Date (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 5.1 shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Merger Agreement, the Ancillary Agreements, or the Company’s organizational documents, (ii) for indemnification or contribution, in any Member Releasor’s capacity as a Manager or officer of the Company or any of its Subsidiaries, (iii) arising under any then-existing insurance policy of the Company or any of its Subsidiaries, (iv) pursuant to a contract and/or Company or any of its Subsidiaries policy, to reimbursements for reasonable and necessary business expenses incurred and documented prior to the Effective Date, or (v) for any claim for fraud.

5.2 Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time (provided, however, that upon such termination, Section 5.1, Section 5.2, and Article VI of this Agreement shall survive indefinitely) and (ii) the termination of the Merger Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its willful and material breach (“Willful Breach”) of this Agreement prior to such termination; provided, however, that no party to this Agreement shall be relieved from any liability to the other party hereto resulting from a Willful Breach of this Agreement.

5.3 Further Assurances. Each Member shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as SPAC or the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Merger Agreement and the other Ancillary Agreements and (ii) refrain from exercising any veto right, consent right or similar right (whether under the organizational documents of the Company or the Utah LLC Act) which would impede, disrupt, prevent or otherwise adversely affect the consummation of the Mergers or any other Transactions.

ARTICLE VI

General Provisions

6.1 Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Company and SPAC in accordance with Section 10.02 of the Merger Agreement and to such Member at its address set forth set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

9

6.2 Disclosure. Each of the Members authorizes SPAC and the Company to publish and disclose in any announcement or disclosure required by the SEC, the Member’s identity and ownership of the Subject Interests and the nature of the Member’s obligations under this Agreement; provided, that prior to any such publication or disclosure SPAC and the Company shall provide the Member with an opportunity to review and comment on such announcement or disclosure, which comments SPAC and the Company will consider in good faith.

6.3 Governing Law. This Agreement and all Actions (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by the Laws of the State of Delaware (without giving effect to choice of law principles thereof).

6.4 Miscellaneous. The provisions of Article X of the Merger Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

10

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

INTEGRATED RAIL AND RESOURCES ACQUISITON CORP.

Signature:	/s/ Mark A. Michel
Name:	Mark A. Michel
Title:	Chief Executive Officer

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

COMPANY:

TAR SANDS HOLDINGS II, LLC

Signature:	/s/ Kevin J. Baugh
Name: Kevin J. Baugh
Title: Manager

[Signature Page to Company Support Agreement]

IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

MEMBERS:

ENDEAVOR CAPITAL GROUP, LLC

Signature:	/s/ Joe Sorenson
Name: Joe Sorenson
Title: Manager

GREENFIELD ENERGY, LLC

Signature:
Name:
Title:

[Signature Page to Company Support Agreement]